Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the year ended October 31, 2018, compared with the corresponding period in the prior years. This MD&A should be read in conjunction with the audited Consolidated Financial Statements and related Notes for the year ended October 31, 2018. This MD&A is dated November 28, 2018. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

Additional information relating to the Bank, including the Bank's Annual Information Form, is available on the Bank's website at http://www.td.com, on SEDAR at http://www.sedar.com, and on the U.S. Securities and Exchange Commission's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time-to-time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2018 MD&A") in the Bank's 2018 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", and in other statements regarding the Bank's objectives and priorities for 2019 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on long-term and shorter-term strategic priorities, including the successful completion of acquisitions and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access, or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance, and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2018 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions or events discussed under the heading "Significant and Subsequent Events, and Pending Acquisitions" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time-to-time by or on its behalf, except as required under applicable securities legislation.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 1

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except where noted)	2018	2017	2016
Results of operations
Total revenues – reported	$38,834	$36,149	$34,315
Total revenues – adjusted[1]	38,923	35,946	34,308
Provision for credit losses[2]	2,480	2,216	2,330
Insurance claims and related expenses	2,444	2,246	2,462
Non-interest expenses – reported	20,137	19,366	18,877
Non-interest expenses – adjusted[1]	19,885	19,092	18,496
Net income – reported	11,334	10,517	8,936
Net income – adjusted[1]	12,183	10,587	9,292
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses	$646.4	$612.6	$585.7
Total assets	1,334.9	1,279.0	1,177.0
Total deposits	851.4	832.8	773.7
Total equity	80.0	75.2	74.2
Total Common Equity Tier 1 Capital risk-weighted assets[3]	435.6	435.8	405.8
Financial ratios
Return on common equity – reported	15.7%	14.9%	13.3%
Return on common equity – adjusted[1,4]	16.9	15.0	13.9
Efficiency ratio – reported	51.9%	53.6%	55.0%
Efficiency ratio – adjusted[1]	51.1	53.1	53.9
Provision for credit losses as a % of net average loans and acceptances[5]	0.39	0.37	0.41
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$6.02	$5.51	$4.68
Diluted	6.01	5.50	4.67
Dividends per common share	2.61	2.35	2.16
Book value per share	40.50	37.76	36.71
Closing share price[6]	73.03	73.34	60.86
Shares outstanding (millions)
Average basic	1,835.4	1,850.6	1,853.4
Average diluted	1,839.5	1,854.8	1,856.8
End of period	1,828.3	1,839.6	1,857.2
Market capitalization (billions of Canadian dollars)	$133.5	$134.9	$113.0
Dividend yield[7]	3.5%	3.6%	3.9%
Dividend payout ratio	43.3	42.6	46.1
Price-earnings ratio	12.2	13.3	13.0
Total shareholder return (1-year)[8]	3.1	24.8	17.9
Common share information – adjusted (Canadian dollars)[1]
Per share earnings
Basic	$6.48	$5.55	$4.88
Diluted	6.47	5.54	4.87
Dividend payout ratio	40.2%	42.3%	44.3%
Price-earnings ratio	11.3	13.2	12.5
Capital ratios
Common Equity Tier 1 Capital ratio[3]	12.0%	10.7%	10.4%
Tier 1 Capital ratio[3]	13.7	12.3	12.2
Total Capital ratio[3]	16.2	14.9	15.2
Leverage ratio	4.2	3.9	4.0

[1]

The Toronto-Dominion Bank ("TD" or the "Bank") prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), the current Generally Accepted Accounting Principles (GAAP), and refers to results prepared in accordance with IFRS as the "reported" results. The Bank also utilizes non-GAAP financial measures to arrive at "adjusted" results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. Refer to the "Financial Results Overview" in 2018 Management's Discussion and Analysis (MD&A) for further explanation, a list of the items of note, and a reconciliation of non-GAAP financial measures.

[2]

Effective November 1, 2017, amounts were prepared in accordance with IFRS 9, Financial Instruments (IFRS 9). Prior period comparatives were prepared in accordance with IAS 39. Financial Instruments: Recognition and Measurement (IAS 39) and have not been restated.

[3]

Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI)-prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2018, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are 80%, 83%, and 86%, respectively. For fiscal 2017, the scalars were 72%, 77%, and 81%, respectively. For fiscal 2016, the scalars were 64%, 71%, and 77%, respectively. For fiscal 2016 and 2017, RWA for all ratios were the same due to the regulatory floor which was based on Basel I risk weights. For fiscal 2018, the regulatory floor is based on Basel II standardized risk weights and is no longer triggered resulting in a separate RWA for each ratio due to the CVA scalar.

[4]	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
[5]

Excludes acquired credit-impaired (ACI) loans, debt securities classified as loans (DSCL) under IAS 39, and debt securities at amortized cost (DSAC) and debt securities at fair value through other comprehensive income (DSOCI) under IFRS 9.

[6]	Toronto Stock Exchange (TSX) closing market price.
[7]	Dividend yield is calculated as the dividend per common share paid during the year divided by the daily average closing stock price during the year.
[8]	TSR is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 2

FINANCIAL RESULTS OVERVIEW

CORPORATE OVERVIEW

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with more than 12 million active online and mobile customers. TD had $1.3 trillion in assets on October 31, 2018, and 84,383 average full-time equivalent employees in fiscal 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

HOW THE BANK REPORTS

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank's U.S. strategic cards portfolio comprises of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate's reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Effective November 1, 2017, the Bank adopted IFRS 9, which replaces the guidance in IAS 39. Refer to Note 2 and Note 4 of the 2018 Consolidated Financial Statements for a summary of the Bank's accounting policies as it relates to IFRS 9. Under IFRS 9, the current period provision for credit losses (PCL) for performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to the Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified losses under IAS 39.

IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amount and the new carrying amount on November 1, 2017 through an adjustment to opening retained earnings. As such, fiscal 2018 results reflect the adoption of IFRS 9, while prior periods reflect results under IAS 39.

U.S. Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "U.S. Tax Act") which made broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment during 2018 to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The Bank finalized its assessment of the implications of the U.S. Tax Act during 2018 and recorded a net charge to earnings of $392 million (US$319 million) for the year ended October 31, 2018.

The lower corporate tax rate had and will have a positive effect on TD's current year and future earnings. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	2018	2017	2016
Net interest income	$22,239	$20,847	$19,923
Non-interest income	16,595	15,302	14,392
Total revenue	38,834	36,149	34,315
Provision for credit losses	2,480	2,216	2,330
Insurance claims and related expenses	2,444	2,246	2,462
Non-interest expenses	20,137	19,366	18,877
Income before income taxes and equity in net income of an investment in TD Ameritrade	13,773	12,321	10,646
Provision for income taxes	3,182	2,253	2,143
Equity in net income of an investment in TD Ameritrade	743	449	433
Net income – reported	11,334	10,517	8,936
Preferred dividends	214	193	141
Net income available to common shareholders and non-controlling interests in subsidiaries	$11,120	$10,324	$8,795
Attributable to:
Common shareholders	$11,048	$10,203	$8,680
Non-controlling interests	72	121	115

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 3

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	2018	2017	2016
Operating results – adjusted
Net interest income	$22,239	$20,847	$19,923
Non-interest income[1]	16,684	15,099	14,385
Total revenue	38,923	35,946	34,308
Provision for credit losses	2,480	2,216	2,330
Insurance claims and related expenses	2,444	2,246	2,462
Non-interest expenses[2]	19,885	19,092	18,496
Income before income taxes and equity in net income of an investment in TD Ameritrade	14,114	12,392	11,020
Provision for (recovery of) income taxes	2,898	2,336	2,226
Equity in net income of an investment in TD Ameritrade[3]	967	531	498
Net income – adjusted	12,183	10,587	9,292
Preferred dividends	214	193	141
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	11,969	10,394	9,151
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	72	121	115
Net income available to common shareholders – adjusted	11,897	10,273	9,036
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(324)	(310)	(335)
Charges associated with the Scottrade transaction[5]	(193)	(46)	–
Impact from U.S. tax reform[6]	(48)	–	–
Dilution gain on the Scottrade transaction[7]	–	204	–
Loss on sale of the Direct Investing business in Europe[8]	–	(42)	–
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[9]	–	41	7
Impairment of goodwill, non-financial assets, and other charges[10]	–	–	(111)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[4,11]	(55)	(78)	(89)
Charges associated with the Scottrade transaction[5]	(5)	(10)	–
Impact from U.S. tax reform[6]	344	–	–
Dilution gain on the Scottrade transaction[7]	–	–	–
Loss on sale of the Direct Investing business in Europe[8]	–	(2)	–
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[9]	–	7	1
Impairment of goodwill, non-financial assets, and other charges[10]	–	–	5
Total adjustments for items of note	(849)	(70)	(356)
Net income available to common shareholders – reported	$11,048	$10,203	$8,680

[1]

Adjusted non-interest income excludes the following items of note: Adjustment to the carrying balances of certain tax credit-related investments as explained in footnote 6 – 2018 – $(89) million. Dilution gain on the Scottrade transaction, as explained in footnote 7 – 2017 – $204 million. Loss on sale of the Direct Investing business in Europe, as explained in footnote 8 – 2017 – $42 million. Gain on fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 9 – 2017 – $41 million and 2016 – $7 million. These amounts were reported in the Corporate segment.

[2]

Adjusted non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 4 – 2018 – $231 million, 2017 – $248 million, 2016 – $270 million, reported in the Corporate segment. Charges associated with the Bank's acquisition of Scottrade Bank, as explained in footnote 5 – 2018 – $21 million and 2017 – $26 million, reported in the U.S. Retail segment. Impairment of goodwill, non-financial assets, and other charges as explained in footnote 10 – 2016 – $111 million, reported in Corporate segment.

[3]

Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles as explained in footnote 4 – 2018 – $93 million, 2017 – $62 million and 2016 – $65 million; and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 6 – 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. (Scottrade), as explained in footnote 5 – 2018 – $172 million and 2017 – $20 million. This item was reported in the U.S. Retail segment.

[4]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[5]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank's purchase of TD Ameritrade shares issued in connection with TD Ameritrade's acquisition of Scottrade (the "Scottrade transaction"). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank's acquisition of Scottrade Bank and the after tax amounts for the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade. These amounts were reported in the U.S. Retail segment.

[6]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings during 2018 of $392 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $344 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The earnings impact was reported in the Corporate segment.

[7]

In connection with TD Ameritrade's acquisition of Scottrade on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights. As a result of the share issuances, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million reported in the Corporate segment.

[8]

On June 2, 2017, the Bank completed the sale of its Direct Investing business in Europe to Interactive Investor PLC. A loss of $40 million after tax was recorded in the Corporate segment in other income (loss). The loss is not considered to be in the normal course of business for the Bank.

[9]

The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to AFS under IAS 39 (classified as fair value through other comprehensive income (FVOCI) under IFRS 9) effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap (CDS) and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.

[10]

In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets, and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that had been experiencing continued losses. These amounts are reported in the Corporate segment.

[11]

The amount reported in 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 4

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	2018	2017	2016
Basic earnings per share – reported	$6.02	$5.51	$4.68
Adjustments for items of note[2]	0.46	0.04	0.20
Basic earnings per share – adjusted	$6.48	$5.55	$4.88

Diluted earnings per share – reported	$6.01	$5.50	$4.67
Adjustments for items of note[2]	0.46	0.04	0.20
Diluted earnings per share – adjusted	$6.47	$5.54	$4.87

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1,2

(millions of Canadian dollars)	2018	2017	2016
TD Bank, National Association (TD Bank, N.A.)	$87	$91	$108
TD Ameritrade Holding Corporation (TD Ameritrade)[3]	93	62	65
MBNA Canada	49	42	36
Aeroplan	17	17	17
Other	23	20	20
	269	232	246
Software and asset servicing rights	464	351	340
Amortization of intangibles, net of income taxes	$733	$583	$586

[1]

The amount reported in 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

[2]

Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[3]	Included in equity in net income of an investment in TD Ameritrade.

RETURN ON COMMON EQUITY

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted ROE is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure and is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	2018	2017	2016
Average common equity	$70,499	$68,349	$65,121
Net income available to common shareholders – reported	11,048	10,203	8,680
Items of note, net of income taxes[1]	849	70	356
Net income available to common shareholders – adjusted	$11,897	$10,273	$9,036
Return on common equity – reported	15.7%	14.9%	13.3%
Return on common equity – adjusted	16.9	15.0	13.9

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

RETURN ON TANGIBLE COMMON EQUITY

Tangible common equity (TCE) is calculated as common shareholders' equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank's income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	2018	2017	2016
Average common equity	$70,499	$68,349	$65,121
Average goodwill	16,197	16,335	16,489
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,100	3,899	3,996
Average other acquired intangibles[1]	676	917	1,141
Average related deferred tax liabilities	(240)	(343)	(398)
Average tangible common equity	49,766	47,541	43,893
Net income available to common shareholders – reported	11,048	10,203	8,680
Amortization of acquired intangibles, net of income taxes[2]	269	232	246
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	11,317	10,435	8,926
Other items of note, net of income taxes[2]	580	(162)	110
Net income available to common shareholders – adjusted	$11,897	$10,273	$9,036
Return on tangible common equity	22.7%	21.9%	20.3%
Return on tangible common equity – adjusted	23.9	21.6	20.6

1	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 5

SIGNIFICANT AND SUBSEQUENT EVENTS, AND PENDING ACQUISITIONS

Acquisition of Greystone Managed Investments Inc.

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (Greystone) for consideration of $817 million, of which $475 million was paid in cash and $342 million was paid in the Bank's common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted-average market price of the Bank's common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price will be held in escrow for two years post-acquisition, subject to their continued employment, and will be recorded as a compensation expense over the two-year escrow period.

The acquisition is accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $169 million of assets and $55 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets is allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million and goodwill of $433 million. Goodwill is not deductible for tax purposes. The results of the acquisition will be consolidated from the acquisition date and reported in the Canadian Retail segment. The purchase price allocation is subject to refinement and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date during the measurement period.

Agreement for Air Canada Credit Card Loyalty Program

On November 26, 2018, the Bank finalized a long-term loyalty program agreement (the "Loyalty Agreement") with Air Canada. Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030. The Loyalty Agreement was finalized in conjunction with Air Canada entering into a definitive share purchase agreement with Aimia Inc. ("Aimia") for the acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"), for an aggregate purchase price of $450 million in cash and the assumption of approximately $1.9 billion of Aeroplan Miles liability. The closing of the Transaction is subject to the satisfaction of certain conditions, including receipt of Aimia shareholder approval and customary regulatory approvals. The Loyalty Agreement will become effective upon the closing of the Transaction and TD Aeroplan cardholders will become members of Air Canada's new loyalty program and their miles will be transitioned when Air Canada's new loyalty program launches in 2020.

If the proposed Transaction is completed, the Bank will pay $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) will be recognized as an expense during the first quarter of 2019 to be reported in the Canadian Retail segment, and $75 million will be recognized as an intangible asset amortized over the Loyalty Agreement term, both of which are expected to be reported as items of note. In addition, the Bank will prepay $308 million plus applicable sales tax for the future purchase of loyalty points over a ten year period. The Bank also expects to incur additional pre-tax costs of approximately $100 million over two years to build the functionality required to facilitate the new program. The proposed Transaction is expected to reduce the Bank's CET 1 ratio on close by approximately 13 basis points (bps).

Normal Course Issuer Bid

As approved by the Board on November 28, 2018, the Bank announced its intention to amend its normal course issuer bid (NCIB) for up to an additional 20 million of its common shares, subject to the approval of OSFI and the TSX. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

Redemption of TD CaTS III Securities

On November 26, 2018, TD Capital Trust III announced its intention to redeem all of the outstanding TD Capital Trust III Securities – Series 2008 (TD CaTS III) on December 31, 2018, at a redemption price per TD CaTS III of $1,000, plus the unpaid distribution payable on the redemption date of December 31, 2018.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 6

FINANCIAL RESULTS OVERVIEW

Net Income

Reported net income for the year was $11,334 million, an increase of $817 million, or 8%, compared with last year. The increase reflects revenue growth and a higher contribution from TD Ameritrade, partially offset by higher PCL, now reflecting the Bank's adoption of IFRS 9, an increase in non-interest expenses, and a higher effective tax rate. The reported ROE for the year was 15.7%, compared with 14.9% last year. Adjusted net income of $12,183 million increased $1,596 million, or 15%, compared with last year.

By segment, the increase in reported net income was due to an increase in U.S. Retail of $866 million, or 26%, an increase in Canadian Retail of $658 million, or 10%, and an increase in Wholesale Banking2 of $15 million, or 1%, partially offset by a higher net loss in the Corporate segment of $722 million.

Reported diluted EPS for the year was $6.01, an increase of 9%, compared with $5.50 last year. Adjusted diluted EPS for the year was $6.47, a 17% increase, compared with $5.54 last year.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with last year. Depreciation of the Canadian dollar had a favourable impact on the U.S. Retail segment earnings for the year ended October 31, 2018, compared with last year, as shown in the following table.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	2018 vs. 2017 Increase (Decrease)	2017 vs. 2016 Increase (Decrease)
U.S. Retail Bank
Total revenue	$(173)	$(151)
Non-interest expenses – reported	(94)	(90)
Non-interest expenses – adjusted	(93)	(89)
Net income – reported, after tax	(57)	(39)
Net income – adjusted, after tax	(58)	(40)
Equity in net income of an investment in TD Ameritrade – reported	(12)	(4)
Equity in net income of an investment in TD Ameritrade – adjusted	(10)	(7)
U.S. Retail segment increased net income – reported, after tax	(68)	(43)
U.S. Retail segment increased net income – adjusted, after tax	(68)	(47)
Earnings per share (Canadian dollars)
Basic – reported	$(0.04)	$(0.02)
Basic – adjusted	(0.04)	(0.03)
Diluted – reported	(0.04)	(0.02)
Diluted – adjusted	(0.04)	(0.03)

On a trailing twelve-month basis, a one cent appreciation/depreciation in the U.S. dollar to Canadian dollar average exchange rate would have increased/decreased U.S. Retail segment net income by approximately $57 million.

[1]	Amounts exclude Corporate Segment.
[2]	Net interest income within Wholesale Banking is calculated on a tax equivalent basis (TEB). Refer to the "Business Segment Analysis" section in this document for additional details.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 7

FINANCIAL RESULTS OVERVIEW

Revenue

Reported revenue was $38,834 million, an increase of $2,685 million, or 7%, compared with last year. Adjusted revenue was $38,923 million, an increase of $2,977 million, or 8%, compared with last year.

NET INTEREST INCOME

Net interest income for the year was $22,239 million, an increase of $1,392 million, or 7%, compared with last year. The increase reflects loan and deposit volume growth and higher margins in the Canadian and U.S. Retail segments, and the benefit of the Scottrade transaction, partially offset by the impact of foreign currency translation.

By segment, the increase in reported net interest income was due to an increase in Canadian Retail of $965 million, or 9%, an increase in U.S. Retail of $690 million, or 9%, and an increase in the Corporate segment of $391 million, or 41%, partially offset by a decrease in Wholesale Banking of $654 million, or 36%. The decrease in net interest income taxable equivalent basis (TEB) in Wholesale Banking reflects a change in business mix in the second quarter last year as a result of an increase in client activity in equity trading. The TEB adjustment is offset in Corporate segment.

NET INTEREST MARGIN

Net interest margin declined by 1 basis point during the year to 1.95%, compared with 1.96% last year, primarily due to changes in non-retail product mix, partially offset by margin expansion in the Canadian and U.S. Retail segments.

NON-INTEREST INCOME

Reported non-interest income for the year was $16,595 million, an increase of $1,293 million, or 8%, compared with last year. The increase reflects higher non-interest income in Wholesale Banking, fee-based income in the Canadian and U.S. Retail segments, wealth asset growth, an increase in revenues from the insurance business, and higher trading volumes in the direct investing business in the Canadian Retail segment. The increase was partially offset by the dilution gain on the Scottrade transaction last year and losses on certain tax credit-related investments in the current year.

By segment, the increase in reported non-interest income was due to an increase in Wholesale of $842 million, or 57%, an increase in Canadian Retail of $686 million, or 7%, and an increase in U.S. Retail of $33 million, or 1%, partially offset by a decrease in Corporate of $268 million, or 41%.

TABLE 9:  NON-INTEREST INCOME

(millions of Canadian dollars, except as noted)	2018 vs. 2017
	2018	2017	2016	% change
Investment and securities services
Broker dealer fees and commissions	$577	$493	$463	17
Full-service brokerage and other securities services	1,041	960	853	8
Underwriting and advisory	566	589	546	(4)
Investment management fees	546	534	505	2
Mutual fund management	1,790	1,738	1,623	3
Trust fees	136	145	153	(6)
Total investment and securities services	4,656	4,459	4,143	4
Credit fees	1,210	1,130	1,048	7
Net securities gains (losses)	111	128	54	(13)
Trading income (losses)	1,052	303	395	247
Service charges	2,716	2,648	2,571	3
Card services	2,376	2,388	2,313	(1)
Insurance revenue	4,045	3,760	3,796	8
Other income (loss)	429	486	72	(12)
Total	$16,595	$15,302	$14,392	8

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 8

TRADING-RELATED INCOME

Trading-related income is the total of net interest income on trading positions, trading income (loss), and income from financial instruments designated at fair value through profit or loss that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities in the following table. Trading income (loss) includes realized and unrealized gains and losses on trading assets and liabilities. Trading-related income excludes underwriting fees and commissions on securities transactions. Management believes that the total trading-related income is the appropriate measure of trading performance.

Trading-related income by product line depicts trading income for each major trading category.

TABLE 10:  TRADING-RELATED INCOME

(millions of Canadian dollars)	For the years ended October 31
	2018	2017	2016
Net interest income (loss)[1]	$495	$770	$934
Trading income (loss)	1,052	303	395
Financial instruments designated at fair value through profit or loss[2]	10	11	6
Total	$1,557	$1,084	$1,335
By product
Interest rate and credit	$535	$668	$742
Foreign exchange	680	673	622
Equity and other[1]	332	(268)	(35)
Financial instruments designated at fair value through profit or loss[2]	10	11	6
Total	$1,557	$1,084	$1,335
[1]	Excludes TEB.
[2]

Excludes amounts related to securities designated at fair value through profit or loss that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

FINANCIAL RESULTS OVERVIEW

Provision for Credit Losses

PCL for the year was $2,480 million, an increase of $264 million, or 12%, compared with last year. PCL – impaired was $2,166 million, an increase of $176 million, or 9%, primarily reflecting U.S. credit card and U.S. auto portfolio volume growth, seasoning and mix, partially offset by strong credit performance in Canadian Retail. PCL – performing was $314 million, an increase of $88 million, or 39%, primarily reflecting the impact of methodology changes related to the adoption of IFRS 9 including where Stage 2 loans are now measured based on a lifetime expected credit loss (ECL). Total PCL year to date as an annualized percentage of credit volume was 0.39%.

By segment, the increase in PCL was due to an increase in U.S. Retail of $125 million, or 16%, an increase in the Corporate segment of $96 million, or 21% (largely reflecting PCL for the U.S. strategic cards portfolio, which is offset in Corporate segment non-interest expenses), an increase in Wholesale Banking of $31 million, and an increase in Canadian Retail of $12 million, or 1%.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 9

FINANCIAL RESULTS OVERVIEW

Expenses

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $20,137 million, an increase of $771 million, or 4%, compared with last year. The increase was primarily due to an increase in employee-related expenses including revenue-based variable compensation expenses, business and volume growth, and higher spend related to strategic initiatives, partially offset by productivity savings.

By segment, the increase in non-interest expenses was due to an increase in Canadian Retail of $539 million, or 6%, an increase in U.S. Retail of $222 million, or 4%, an increase in Wholesale of $138 million, or 7%, partially offset by a decrease in the Corporate segment of $128 million, or 5%.

Adjusted non-interest expenses were $19,885 million, an increase of $793 million, or 4%, compared with last year.

INSURANCE CLAIMS AND RELATED EXPENSES

Insurance claims and related expenses were $2,444 million, an increase of $198 million, or 9%, compared with last year, reflecting an increase in reinsurance liabilities assumed, more severe weather-related events, higher current year claims, and changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable prior years' claims development, and the impact of changes to forward-looking actuarial assumptions.

EFFICIENCY RATIO

The efficiency ratio measures operating efficiency and is calculated by taking the non-interest expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation.

The reported efficiency ratio was 51.9%, compared with 53.6% last year.

TABLE 11:  NON-INTEREST EXPENSES AND EFFICIENCY RATIO

(millions of Canadian dollars, except as noted)	2018 vs. 2017
	2018	2017	2016	% change
Salaries and employee benefits
Salaries	$6,162	$5,839	$5,576	6
Incentive compensation	2,592	2,454	2,170	6
Pension and other employee benefits	1,623	1,725	1,552	(6)
Total salaries and employee benefits	10,377	10,018	9,298	4
Occupancy
Rent	913	917	915	–
Depreciation and impairment losses	371	402	427	(8)
Other	481	475	483	1
Total occupancy	1,765	1,794	1,825	(2)
Equipment
Rent	207	184	182	13
Depreciation and impairment losses	205	201	202	2
Other	661	607	560	9
Total equipment	1,073	992	944	8
Amortization of other intangibles	815	704	708	16
Marketing and business development	803	726	743	11
Restructuring charges	73	2	(18)	3,550
Brokerage-related fees	306	314	316	(3)
Professional and advisory services	1,247	1,165	1,232	7
Other expenses	3,678	3,651	3,829	1
Total expenses	$20,137	$19,366	$18,877	4
Efficiency ratio – reported	51.9%	53.6%	55.0%	(170)	bps
Efficiency ratio – adjusted[1]	51.1	53.1	53.9	(200)

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 10

FINANCIAL RESULTS OVERVIEW

Taxes

Reported total income and other taxes increased $1,022 million, or 28.6%, compared with last year, reflecting an increase in income tax expense of $929 million, or 41.2%, and an increase in other taxes of $93 million, or 7.1%. Adjusted total income and other taxes were up $655 million from last year, or 17.9%, reflecting an increase in income tax expense of $562 million.

The Bank's reported effective tax rate was 23.1% for 2018, compared with 18.3% last year. The year-over-year increase was largely due to higher income before taxes, lower tax-exempt dividend income, the impact of U.S. tax reform on U.S. deferred tax assets and liabilities and a prior year non-taxable dilution gain on the Scottrade transaction, partially offset by the lower U.S. federal tax rate associated with U.S. tax reform. For a reconciliation of the Bank's effective income tax rate with the Canadian statutory income tax rate, refer to Note 25 of the 2018 Consolidated Financial Statements.

The Bank's adjusted effective income tax rate for 2018 was 20.5%, compared with 18.9% last year. The year-over-year increase was largely due to higher income before taxes and lower tax-exempt dividend income, partially offset by the lower U.S. federal tax rate associated with U.S. tax reform.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $206 million in 2018, compared with $268 million last year, was not part of the Bank's effective tax rate.

TABLE 12:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	2018	2017	2016
Provision for income taxes – reported	$3,182	$2,253	$2,143
Total adjustments for items of note[1,2]	(284)	83	83
Provision for income taxes – adjusted	2,898	2,336	2,226
Other taxes
Payroll	538	517	502
Capital and premium	148	136	169
GST, HST, and provincial sales[3]	487	462	461
Municipal and business	237	202	203
Total other taxes	1,410	1,317	1,335
Total taxes – adjusted	$4,308	$3,653	$3,561
Effective income tax rate – reported	23.1%	18.3%	20.1%
Effective income tax rate – adjusted[4]	20.5	18.9	20.2

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
[2]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[3]	Goods and services tax (GST) and Harmonized sales tax (HST).
[4]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

FINANCIAL RESULTS OVERVIEW

Quarterly Financial Information

FOURTH QUARTER 2018 PERFORMANCE SUMMARY

Reported net income for the quarter was $2,960 million, an increase of $248 million, or 9%, compared with fourth quarter last year. The increase reflects revenue growth, partially offset by growth in non-interest expenses, higher PCL and higher insurance claims. Adjusted net income for the quarter was $3,048 million, an increase of $445 million, or 17%, compared with the fourth quarter last year. Reported diluted EPS for the quarter was $1.58, an increase of 11%, compared with $1.42 in the fourth quarter of last year. Adjusted diluted EPS for the quarter was $1.63, an increase of 20%, compared with $1.36 in the fourth quarter of last year.

Reported revenue for the quarter was $10,122 million, an increase of $852 million, or 9%, compared with the fourth quarter last year.

Net interest income for the quarter was $5,756 million, an increase of $426 million, or 8%, primarily due to loan and deposit volume growth, and higher deposit margins due to a more favourable interest rate environment in the Canadian and U.S. Retail segments, and the impact of foreign currency translation. By segment, the increase in reported net interest income was due to an increase in U.S. Retail of $273 million, or 15%, and an increase in Canadian Retail of $249 million, or 9%, partially offset by a decrease in the Corporate segment of $92 million, or 23%, and a decrease in Wholesale Banking of $4 million, or 1%. Adjusted net interest income for the quarter was $5,756 million, an increase of $426 million, or 8%, compared with the fourth quarter last year.

Non-interest income for the quarter was $4,366 million, an increase of $426 million, or 11% reflecting higher trading-related revenue, fee-based income growth in the Canadian and U.S. Retail segments, and an increase in revenues from the insurance business, partially offset by the dilution gain on the Scottrade transaction in the same quarter last year. By segment, the increase in reported non-interest income was due to an increase in Wholesale Banking of $227 million, or 54%, an increase in Canadian Retail of $205 million, or 8%, an increase in U.S. Retail of $44 million, or 7%, partially offset by a decrease in the Corporate segment of $50 million, or 22%. Adjusted non-interest income for the quarter was $4,366 million, an increase of $630 million, or 17%, compared with fourth quarter last year.

PCL for the quarter was $670 million, an increase of $92 million, or 16%, compared with the fourth quarter last year. PCL – impaired was $559 million, an increase of $12 million, or 2%. PCL – performing was $111 million, an increase of $80 million, reflecting the impact of methodology changes related to the adoption of IFRS 9 including where Stage 2 loans are now measured based on a lifetime ECL. Total PCL for the quarter as an annualized percentage of credit volume was 0.40%.

By segment, the increase in PCL was due to an increase in U.S. Retail of $41 million, or 20%, an increase in the Corporate segment of $24 million, or 18%, an increase in Canadian Retail of $19 million, or 8%, and an increase in Wholesale Banking of $8 million.

Insurance claims and related expenses for the quarter were $684 million, an increase of $69 million, or 11%, compared with the fourth quarter last year, reflecting an increase in reinsurance liabilities assumed, more severe weather-related events, less favourable prior years' claims development, and the impact of changes to forward-looking assumptions, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 11

Reported non-interest expenses for the quarter were $5,352 million, an increase of $524 million, or 11%, compared with the fourth quarter last year, reflecting business and volume growth, higher spend related to strategic initiatives, an increase in employee-related expenses including revenue-based variable compensation expenses, and the impact of foreign currency translation. By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $258 million, or 11%, an increase in Wholesale Banking of $117 million or 28%, an increase in U.S. Retail of $108 million, or 7%, and an increase in the Corporate segment of $41 million, or 7%. Adjusted non-interest expenses for the quarter were $5,299 million, an increase of $560 million, or 12%, compared with fourth quarter last year.

The Bank's reported effective tax rate was 20.2% for the quarter, compared with 19.7% in the same quarter last year. The increase was largely due to higher income before taxes in the current period and a non-taxable dilution gain on the Scottrade transaction included in the prior period, partially offset by the lower U.S. federal tax rate associated with U.S. tax reform and business mix. The Bank's adjusted effective tax rate was 20.3% for the quarter, compared with 21.3% in the same quarter last year. The decrease was largely due to the lower U.S. federal tax rate associated with U.S. tax reform, partially offset by higher income before taxes.

QUARTERLY TREND ANALYSIS

Subject to the impact of seasonal trends and items of note, the Bank has increased reported earnings over the past eight quarters reflecting a consistent strategy, revenue growth, expense discipline, and investments to support future growth. The Bank's earnings reflect increasing revenue from loan and deposit volume growth, increasing margins, and wealth asset growth in the Canadian and U.S. Retail segments, as well as growth in trading revenue, fee income, and advisory activity in the Wholesale Banking segment. Revenue growth is partially offset by moderate expense growth in all business segments. The Bank's quarterly earnings are impacted by seasonality, the number of days in a quarter, the economic environment in Canada and the U.S., and foreign currency translation.

TABLE 13:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)	For the three months ended
	2018				2017
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$5,756	$5,655	$5,398	$5,430	$5,330	$5,267	$5,109	$5,141
Non-interest income	4,366	4,230	4,069	3,930	3,940	4,019	3,364	3,979
Total revenue	10,122	9,885	9,467	9,360	9,270	9,286	8,473	9,120
Provision for credit losses	670	561	556	693	578	505	500	633
Insurance claims and related expenses	684	627	558	575	615	519	538	574
Non-interest expenses	5,352	5,117	4,822	4,846	4,828	4,855	4,786	4,897
Provision for (recovery of) income taxes	691	705	746	1,040	640	760	257	596
Equity in net income of an investment in TD Ameritrade	235	230	131	147	103	122	111	113
Net income – reported	2,960	3,105	2,916	2,353	2,712	2,769	2,503	2,533
Pre-tax adjustments for items of note[1]
Amortization of intangibles	76	77	86	85	78	74	78	80
Charges associated with the Scottrade transaction	25	18	77	73	46	–	–	–
Impact from U.S. tax reform	–	–	–	48	–	–	–	–
Dilution gain on the Scottrade transaction	–	–	–	–	(204)	–	–	–
Loss on sale of TD Direct Investment business in Europe	–	–	–	–	–	42	–	–
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	–	–	–	–	–	–	–	(41)
Total pre-tax adjustments for items of note	101	95	163	206	(80)	116	78	39
Provision for (recovery of) income taxes items of note	13	73	17	(387)	29	20	20	14
Net income – adjusted	3,048	3,127	3,062	2,946	2,603	2,865	2,561	2,558
Preferred dividends	51	59	52	52	50	47	48	48
Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	$2,997	$3,068	$3,010	$2,894	$2,553	$2,818	$2,513	$2,510
Attributable to:
Common shareholders – adjusted	$2,979	$3,050	$2,992	$2,876	$2,518	$2,789	$2,485	$2,481
Non-controlling interests – adjusted	18	18	18	18	35	29	28	29

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.58	$1.65	$1.54	$1.24	$1.42	$1.46	$1.31	$1.32
Adjusted	1.63	1.67	1.62	1.56	1.36	1.51	1.34	1.34
Diluted earnings per share
Reported	1.58	1.65	1.54	1.24	1.42	1.46	1.31	1.32
Adjusted	1.63	1.66	1.62	1.56	1.36	1.51	1.34	1.33
Return on common equity – reported	15.8%	16.9%	16.8%	13.2%	15.4%	15.5%	14.4%	14.4%
Return on common equity – adjusted	16.3	17.1	17.6	16.6	14.7	16.1	14.8	14.5

(billions of Canadian dollars, except as noted)
Average earning assets	$1,183	$1,152	$1,124	$1,116	$1,077	$1,077	$1,056	$1,041
Net interest margin as a percentage of average earning assets	1.93%	1.95%	1.97%	1.93%	1.96%	1.94%	1.98%	1.96%
[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 12

BUSINESS SEGMENT ANALYSIS

Business Focus

For management reporting purposes, the Bank's operations and activities are organized around the following three key business segments: Canadian Retail, U.S. Retail, and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Canadian Retail serves over 15 million customers in the Canadian personal and commercial banking, wealth, and insurance businesses. Personal Banking provides a full range of financial products and services through its network of 1,098 branches, 3,394 automated teller machines (ATM), telephone, internet, and mobile banking. Auto Finance provides flexible financing options to customers at point of sale for automotive and recreational vehicle purchases. The credit cards business provides a comprehensive line-up of credit cards including proprietary, co-branded, and affinity credit card programs. Merchant Solutions provides point-of-sale payment solutions for large and small businesses. Business Banking offers a broad range of customized products and services to help business owners meet their financing, investment, cash management, international trade, and day-to-day banking needs. The wealth business offers a wide range of wealth products and services to a large and diverse set of retail and institutional clients in Canada through the direct investing, advice-based, and asset management businesses. The insurance business offers property and casualty insurance, as well as life and health insurance products in Canada.

U.S. Retail comprises the Bank's personal and business banking operations under the brand TD Bank, America's Most Convenient Bank®, and wealth management in the U.S. Personal banking provides a full range of financial products and services to over 8 million retail customers through multiple delivery channels, including a network of 1,257 stores located along the east coast from Maine to Florida, mobile and internet banking, ATM, and telephone. Business banking serves the needs of businesses, through a diversified range of products and services to meet their financing, investment, cash management, international trade, and day-to-day banking needs. Wealth management offers a range of wealth products and services to retail and institutional clients. U.S. Retail works with TD Ameritrade to refer mass affluent clients to TD Ameritrade for their direct investing needs. The results of the Bank's equity investment in TD Ameritrade are included in U.S. Retail and reported as equity in net income of an investment in TD Ameritrade.

Wholesale Banking offers a wide range of capital markets and corporate and investment banking services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of our clients. Operating under the TD Securities brand, our clients include highly-rated companies, governments, and institutions in key financial markets around the world. Wholesale Banking is an integrated part of TD's strategy, providing market access to TD's wealth and retail operations, and providing wholesale banking solutions to our partners and their customers.

The Bank's other business activities are not considered reportable segments and are, therefore, grouped in the Corporate segment. Corporate segment is comprised of a number of service and control groups such as technology solutions, treasury and balance sheet management, direct channels, marketing, human resources, finance, risk management, compliance, legal, anti-money laundering, and others. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management's evaluation of the Bank's business segments.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, refer to the "How the Bank Reports" section of this document and Note 29 of the 2018 Consolidated Financial Statements. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "Return on Common Equity" section.

Upon adoption of IFRS 9, the current period PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified credit losses under IAS 39.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact of these adjustments was reported in the Corporate segment. The lower corporate tax rate had, and will have, a positive effect on TD's current and future earnings, which are and will be reflected in the results of the affected segments. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations. The effective tax rate for the U.S. Retail Bank declined in proportion to the reduction in the federal rate. For additional details, refer to "How the Bank Reports" and "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a TEB, which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the year was $176 million, compared with $654 million last year.

The "Business Outlook and Focus for 2019" section for each business segment, provided on the following pages, is based on the Bank's views and the assumptions set out in the "Economic Summary and Outlook" section and the actual outcome may be materially different. For more information, refer to the "Caution Regarding Forward-Looking Statements" section and the "Risk Factors That May Affect Future Results" section.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 13

TABLE 14:  RESULTS BY SEGMENT1

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[2,3]		Corporate[2,3]		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Net interest income (loss)	$11,576	$10,611	$8,176	$7,486	$1,150	$1,804	$1,337	$946	$22,239	$20,847
Non-interest income (loss)	11,137	10,451	2,768	2,735	2,309	1,467	381	649	16,595	15,302
Total revenue[4]	22,713	21,062	10,944	10,221	3,459	3,271	1,718	1,595	38,834	36,149
Provision for (recovery of) credit losses – impaired[5]	927	986	776	648	(8)	(28)	471	384	2,166	1,990
Provision for (recovery of) credit losses – performing[6]	71	–	141	144	11	–	91	82	314	226
Total provision for (recovery of) credit losses	998	986	917	792	3	(28)	562	466	2,480	2,216
Insurance claims and related expenses	2,444	2,246	–	–	–	–	–	–	2,444	2,246
Non-interest expenses	9,473	8,934	6,100	5,878	2,067	1,929	2,497	2,625	20,137	19,366
Income (loss) before income taxes	9,798	8,896	3,927	3,551	1,389	1,370	(1,341)	(1,496)	13,773	12,321
Provision for (recovery of) income taxes	2,615	2,371	432	671	335	331	(200)	(1,120)	3,182	2,253
Equity in net income of an investment in TD Ameritrade	–	–	693	442	–	–	50	7	743	449
Net income (loss) – reported	7,183	6,525	4,188	3,322	1,054	1,039	(1,091)	(369)	11,334	10,517
Pre-tax adjustments for items of note[7]
Amortization of intangibles	–	–	–	–	–	–	324	310	324	310
Charges associated with the Scottrade transaction	–	–	193	46	–	–	–	–	193	46
Impact from U.S. tax reform	–	–	–	–	–	–	48	–	48	–
Dilution gain on the Scottrade transaction	–	–	–	–	–	–	–	(204)	–	(204)
Loss on sale of the Direct Investing business in Europe	–	–	–	–	–	–	–	42	–	42
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	–	–	–	–	–	–	–	(41)	–	(41)
Total pre-tax adjustments for items of note	–	–	193	46	–	–	372	107	565	153
Provision for (recovery of) income taxes for items of note	–	–	5	10	–	–	(289)	73	(284)	83
Net income (loss) – adjusted	$7,183	$6,525	$4,376	$3,358	$1,054	$1,039	$(430)	$(335)	$12,183	$10,587

Average common equity	$15,018	$14,434	$34,260	$34,278	$5,954	$5,979	$15,267	$13,658	$70,499	$68,349
CET1 Capital risk-weighted assets[8]	108,526	99,693	243,655	227,671	70,104	62,428	13,347	45,958	435,632	435,750

[1]

The retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[2]	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[3]

Effective February 1, 2017, the total gains and losses as a result of changes in fair value of the credit default swap and interest rate swap contracts hedging the reclassified financial assets at FVOCI (available-for-sale securities under IAS 39) portfolio are recorded in Wholesale Banking. Previously, these derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs were reported in Corporate segment. Refer to Note 8 of the 2018 Consolidated Financial Statements for additional details.

[4]	The impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
[5]	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
[6]	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
[7]	For explanations of items of note, refer to the "Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.
[8]

Each capital ratio has its own RWA measure due to OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2018 the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA are 80%, 83%, and 86%, respectively. For fiscal 2017, the scalars were 72%, 77%, and 81%, respectively. As at October 31, 2017, RWA for all ratios were the same due to the regulatory floor which was based on Basel I risk weights. As at October 31, 2018, the regulatory floor is based on Basel II standardized risk weights and is no longer triggered resulting in a separate RWA for each ratio due to the CVA scalar.

Economic Summary and Outlook

Global economic growth is slowing and so far remains in line with expectations. After peaking in the first half of calendar 2018 at 3.9%, global growth is projected to average roughly 3.7% in both 2018 and 2019 calendar years. An important element of this deceleration is China's ongoing economic rebalancing, which is leaving a mark on trading partners via supply chain effects, as well as financial market volatility. For emerging markets, the challenges are enhanced by an elevated U.S. dollar and rising U.S. interest rates that have prompted investor capital outflows. In contrast, advanced economies continue to perform well, although the pace of growth in the euro area has moderated slightly. Nevertheless, the bias within these economies remains tilted towards reducing monetary stimulus. The U.S. has been leading the way, but as long as inflation continues to edge higher, other major central banks are expected to follow at a gradual pace.

The United States has benefited from strong economic momentum in calendar 2018, supported by tax cuts and increased government spending. Together these are estimated to have added 0.6 percentage points to growth. Real gross domestic product (GDP) advanced by 4.2% and 3.5% annualized in the second and third calendar quarters, respectively. Robust consumer spending, in the neighborhood of 4% annualized, was the main driver.

U.S. economic growth will likely remain above-trend in the coming quarters, but should steadily decelerate closer to the 2% mark by the latter half of calendar 2019, due to the impacts of fading fiscal stimulus and higher interest rates. Still, rising incomes generated by a tight labour market suggest that consumer spending should remain a key underpinning for growth. With the unemployment rate near a 50-year low and inflation hovering at the central bank's 2% target, the Federal Reserve is forecasted to increase its policy interest rate from its current range of 2.0% to 2.25%, to 3.0% to 3.25% by the end of the 2019 calendar year.

Canada's economy produced a robust 2.9% expansion in the second calendar quarter of 2018, but current indicators suggest a more sustainable pace of roughly 2.0% unfolded in the third calendar quarter. Both export and import volumes have pulled back, due in part to supply chain disruptions in the energy and automotive sectors. Fortunately, these disruptions appear mostly temporary and trade flows may also benefit from the United States-Mexico-Canada Agreement (USMCA) struck in early October. Although it remains to be ratified by all three national governments, we consider that the agreement marks an important and necessary step towards normalized trading arrangements in North America. On a less positive note, recent developments in oil markets have resulted in record price discounts for Western Canadian energy products. Income impacts and announced production cuts will weigh on near-term economic activity in the western provinces. Some of the negative price dynamics, notably refinery outages, should resolve over the first half of the 2019 calendar year, thereby narrowing the magnitude of the discount and bring shuttered production back online. However, other factors will persist, such as limited transportation capacity. These pressures are expected to maintain a wider-than-historical spread on Canadian producer prices.

Canadian housing markets continue to recover in the wake of changes to mortgage underwriting rules implemented at the beginning of calendar 2018. Activity in the Greater Toronto Area has stabilized, albeit at a slower pace than the past several years. In contrast, Vancouver activity remains modest, impacted by additional measures enacted in the February 2018 provincial budget. Outside of these areas, the housing data are mixed. Activity in oil-related provinces is still negatively impacted by excess housing supply, while other major urban centres like Montreal and Ottawa are proving resilient.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 14

Housing demand should remain supported by the upswing in population growth alongside solid household income and job growth. However, rising borrowing costs are likely to temper the speed of adjustment. On October 24, 2018, the Bank of Canada raised its policy interest rate by 25 bps to 1.75%. This marked the fifth increase since July 2017, and central bank communication maintains a bias towards further rate increases. The Bank of Canada has indicated that it will remain mindful of the risks posed by highly-indebted households that can leave them more sensitive to rising interest rates. As such, the central bank is expected to maintain a gradual approach to rate increases. TD Economics anticipates only three more 25 bps increases in the overnight rate by the end of calendar year 2019. This implies a terminal rate of 2.50%, which is well below that of its U.S. counterpart. Yields in Canada should thus remain lower than those in the U.S., and the currency is forecasted to hold within a range of US78 cents to US79 cents in calendar year 2019.

Downside risks remain. Should recent price developments in Canadian heavy oil markets fail to improve as expected, further declines in output may occur, imparting larger negative impacts on Canadian incomes and spending. This outcome would moderate expectations for the Bank of Canada's policy interest rate path. Despite achieving an important milestone with the USMCA, it must still be ratified by all three countries, including new governments in both the U.S. and Mexico. Canada's central bank will also need to remain watchful of the possibility of a renewed slowdown in housing activity and a period of household deleveraging. In addition, trade tensions have intensified between U.S. and China in recent months, with the potential to disrupt globally integrated supply chains. Such an outcome presents a downside risk to the outlook for both the U.S. and Canada. Likewise, it is possible that inflationary pressures will unexpectedly heat-up in light of escalating global trade tensions coupled with greater labour scarcity within both countries. In addition, despite some progress in recent weeks, a number of issues remain unresolved with the United Kingdom's exit from the European Union. Lastly, other areas that continue to present a downside risk include ongoing tensions in the Middle East, and populist threats to established political and economic systems. These all keep global uncertainty elevated and may drive periods of financial market volatility.

BUSINESS SEGMENT ANALYSIS

Canadian Retail

Canadian Retail offers a full range of financial products and services to over 15 million customers in the Canadian personal and commercial banking, wealth, and insurance businesses.

TABLE 15:  REVENUE

(millions of Canadian dollars)	2018	2017	2016
Personal banking	$11,463	$10,706	$10,157
Business banking	2,990	2,702	2,454
Wealth	4,185	3,838	3,640
Insurance	4,075	3,816	3,958
Total	$22,713	$21,062	$20,209

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 15

BUSINESS HIGHLIGHTS

•

Continued to put our customers at the centre of everything we do by investing in our omni-channel experience, optimizing our branch network, and enhancing the value proposition of our products, including our mortgage concierge service which connects customers with mobile mortgage specialists who are nearby and available.

•

Continued to shape the future of retail banking by introducing new digital capabilities, including online pre-approval in the real estate secured lending business, Easy Apply for chequing and savings accounts, auto quoters in our insurance business, and one-time password authentication making login faster and easier, and reducing fraud.

•

Recognized as a leader in customer service, including being honored as an award winner among the Big 5 Canadian Retail Banks[3] for "Customer Service Excellence"[4], "Recommend to Friends & Family"[5], "Branch Service"[6], "ATM Banking"[7], and "Live Agent Telephone Banking"[8] by the 2018 Ipsos Customer Service Index (CSI) study[9].

•	Acknowledged for our forward focus in digital banking by multiple independent providers of industry market data including:
–	#1 Canadian banking app according to Silicon Valley-based firm App Annie[10];
–	#1 in Canadian digital banking with the highest number of digital unique visitors and the most digital engagement according to comScore[11]; and
–	#1 digital reach of any bank in Canada, the United Kingdom, Spain, France, and the United States, according to comScore[11].
•	Continued to win the trust of new and existing customers as evidenced by strong volume growth across key businesses:
–	Record originations in real estate secured lending and auto finance;
–	Personal chequing and savings deposit volume growth of 4%;
–	Strong growth in credit cards with 9% growth in TD proprietary cards and retail sales exceeding $100 billion;
–	Strong Business Banking loan volume growth of 10%; and
–

Record accumulation of assets across our wealth businesses including record assets under management in TD Asset Management (TDAM), record assets under administration in TD Direct Investing and Advice businesses, and record net asset acquisitions, trading volumes and accounts opened during the year in TD Direct Investing.

•	Advanced our proven business model maintaining strong market share[12] positions across all businesses including:
–	#1 market share in personal deposit, credit card, and Direct Investing;
–	#2 market share in real estate secured lending, personal loan, mutual funds, and Business Banking deposits and loans;
–	Largest direct distribution insurer[13] and leader in the affinity market[13] in Canadian insurance; and
–	Largest money manager in Canada (with the acquisition of Greystone, which closed on November 1, 2018)[14]

CHALLENGES IN 2018

•	Competitive pressures contributed to lower margins on lending products.
•	Strong competition for new and existing customers from the major Canadian banks and non-bank competitors.
•	Housing market was impacted by changes to federal and provincial policies and increases in interest rates.
•	Heightened level of investment across all businesses to respond to evolving customer needs and intense competition.

INDUSTRY PROFILE

The personal and business banking environment in Canada comprises large chartered banks with sizeable regional banks and a number of niche competitors providing strong competition in specific products and markets. Continued success depends upon delivering outstanding customer service and convenience, maintaining disciplined risk management practices, and prudent expense management. The Canadian wealth management industry includes banks, insurance companies, independent mutual fund companies, brokers, and independent asset management companies. Market share growth in the wealth management industry lies in the ability to differentiate by providing an integrated wealth solution and keeping pace with technological changes and the regulatory environment. This includes providing the right products, and legendary and consistent relationship-focused client experiences to serve their evolving needs and goals. The property and casualty industry in Canada is fragmented and competitive, consisting of personal and commercial lines writers, whereas the life and health insurance industry is made up of several large competitors. Success in the insurance business depends on offering a range of products that provide protection at competitive prices that properly reflect the level of risk assumed. These industries also include non-traditional competitors ranging from start-ups to established non-financial companies expanding into financial services.

OVERALL BUSINESS STRATEGY

The strategy for Canadian Retail is to:

•	Provide trusted advice to help our customers feel confident about their financial future.
•	Consistently deliver legendary personal connected customer experiences across all channels.
•	Deepen customer relationships by delivering One TD and growing in underrepresented products and markets.
•	Execute with speed and impact, taking only those risks we can understand and manage.

[3]	Big 5 Canadian Retail Banks consist of Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.
[4]	TD Canada Trust has shared in the award for Customer Service Excellence in the syndicated Ipsos 2018 Financial Services Excellence Study (2018 Ipsos Study).
[5]	TD Canada Trust has shared in the award for Recommend to Family & Friends in the 2018 Ipsos Study.
[6]	TD Canada Trust has shared in the award for the Branch Service Excellence in the 2018 Ipsos Study.
[7]	TD Canada Trust has shared in the ATM Banking Excellence award in the 2018 Ipsos Study.
[8]	TD Canada Trust has shared in the Live Agent Telephone Banking Excellence award in the 2018 Ipsos Study.
[9]

Ipsos 2018 Financial Service Excellence Awards are based on continuous fielding CSI survey results. Sample size for the total 2018 CSI program year ended with the September 2018 survey which yielded 75,334 financial institution ratings nationally. Leadership is defined as either a statistically significant lead over the other Big 5 Canadian Retail Banks (at a 95% confidence interval) or a statistically equal tie with one or more of the Big 5 Canadian Retail Banks.

[10]

TD ranked first according to 2018 App Annie report, which measured smartphone monthly active users, downloads, average sessions per user, open rate, average review score, and average time spent for August 2018 among top retail banking apps by time spent on Android phone.

[11]	Source: comScore MMX® Multi-Platform, Business/Finance – Banking, Total audience, 3 months average ending July 2018, Canada, United States, Great Britain, Spain, and France.
[12]

Market share ranking is based on most current data available from OSFI for personal deposits and loans as at August 2018, from The Nilson Report for credit cards as at December 2017, from the Canadian Bankers Association for Real Estate Secured Lending as at June 2018, from the Canadian Bankers Association for business deposits and loans as at March 2018, from Strategic Insight for Direct Investing asset, trades, and revenue metrics as at June 2018, and from Investment Funds Institute of Canada for mutual funds when compared to the Big 6 Banks as at August 2018. The Big 6 Banks consist of Bank of Montreal, Canadian Imperial Bank of Canada, National Bank of Canada, Royal Bank of Canada, Scotiabank, and The Toronto-Dominion Bank.

[13]	Based on Gross Written Premiums for Property and Casualty business. Ranks based on data available from OSFI, insurers, Insurance Bureau of Canada, and provincial regulators as at December 31, 2017.
[14]

Strategic Insight Managed Money Advisory Service – Canada (Spring 2018 report, AUM effective December 2017), Benefits Canada 2018 Top 40 Money Managers report (May 2018 report, AUM effective December 2017); Assets under management as of October 31, 2018 for Greystone.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 16

•	Innovate with purpose for our customers and colleagues, simplifying to make it easier to get things done.
•	Be recognized as an extraordinary place to work where diversity and inclusiveness are valued.
•	Contribute to the well-being of our communities.

TABLE 16:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	2018	2017	2016
Net interest income	$11,576	$10,611	$9,979
Non-interest income	11,137	10,451	10,230
Total revenue	22,713	21,062	20,209
Provision for credit losses – impaired[1]	927	986	1,011
Provision for credit losses – performing[2]	71	–	–
Total provision for credit losses[3]	998	986	1,011
Insurance claims and related expenses	2,444	2,246	2,462
Non-interest expenses	9,473	8,934	8,557
Provision for (recovery of) income taxes	2,615	2,371	2,191
Net income	$7,183	$6,525	$5,988

Selected volumes and ratios
Return on common equity[4]	47.8%	45.2%	41.9%
Net interest margin (including on securitized assets)	2.91	2.83	2.78
Efficiency ratio	41.7	42.4	42.3
Assets under administration (billions of Canadian dollars)	$389	$387	$379
Assets under management (billions of Canadian dollars)	289	283	271
Number of Canadian retail branches	1,098	1,128	1,156
Average number of full-time equivalent staff	38,560	38,880	38,575

[1]	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
[2]	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
[3]

Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail segment was recorded in the Corporate segment.

[4]	Capital allocated to the business segment was based on 9% CET1 Capital in fiscal 2018, 2017, and 2016.

REVIEW OF FINANCIAL PERFORMANCE

Canadian Retail net income for the year was $7,183 million, an increase of $658 million, or 10%, compared with last year. The increase in earnings reflects revenue growth, partially offset by higher non-interest expenses, insurance claims, and PCL. The ROE for the year was 47.8%, compared with 45.2% last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the year was $22,713 million, an increase of $1,651 million, or 8%, compared with last year.

Net interest income increased $965 million, or 9%, reflecting volume growth and higher margins. Average loan volumes increased $23 billion, or 6%, reflecting 5% growth in personal loans and 10% growth in business loans. Average deposit volumes increased $15 billion, or 5%, reflecting 4% growth in personal deposits and 8% growth in business deposits. Net interest margin was 2.91%, or an increase of 8 bps, reflecting rising interest rates, partially offset by competitive pricing in loans.

Non-interest income increased $686 million, or 7%, reflecting wealth asset growth, an increase in revenues from the insurance business, higher fee-based revenue in the personal banking business, and higher trading volumes in the direct investing business. An increase in the fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims, increased non-interest income by $41 million.

Assets under administration (AUA) were $389 billion as at October 31, 2018, an increase of $2 billion, or 1%, compared with last year, reflecting new asset growth, partially offset by decreases in market value. Assets under management (AUM) were $289 billion as at October 31, 2018, an increase of $6 billion, or 2%, compared with last year, reflecting new asset growth.

PCL for the twelve months ended October 31, 2018 was $998 million, an increase of $12 million, or 1% compared with last year. PCL – impaired was $927 million, a decrease of $59 million, or 6%, reflecting strong credit performance across all business lines. PCL – performing (recorded in the Corporate segment last year as incurred but not identified credit losses under IAS 39) was $71 million primarily reflecting the adoption of IFRS 9 including where Stage 2 loans are measured on a lifetime ECL. Full year PCL as a percentage of credit volume was 0.25%, a decrease of 1 basis point. Net impaired loans were $664 million, an increase of $109 million, or 20%. Net impaired loans as a percentage of total loans were 0.16%, compared with 0.15%, as at October 31, 2017.

Insurance claims and related expenses for the year were $2,444 million, an increase of $198 million, or 9%, compared with last year, reflecting an increase in reinsurance liabilities assumed, more severe weather-related events, higher current year claims, and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable prior years' claims development, and the impact of changes to forward-looking actuarial assumptions.

Non-interest expenses for the year were $9,473 million, an increase of $539 million, or 6%, compared with last year, reflecting increased employee-related expenses including revenue-based variable compensation expenses in the wealth business, increased marketing and promotion costs, increased spend related to strategic initiatives, and restructuring costs across a number of businesses.

The efficiency ratio was 41.7%, compared with 42.4% last year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a comprehensive line-up of chequing, savings, and investment products to retail clients.
•	Consumer Lending – offers a diverse range of unsecured financing products to suit the needs of retail clients.
•	Real Estate Secured Lending – offers homeowners a wide range of lending products secured by residential properties.
•

Credit Cards and Merchant Solutions – offers a variety of credit card products including proprietary, co-branded, and affinity credit card programs, as well as point-of-sale technology and payment solutions for large and small businesses.

•	Auto Finance – offers retail automotive and recreational vehicle financing including promotional rate loans offered in cooperation with large automotive manufacturers.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 17

Business Banking

•	Commercial Banking – serves the borrowing, deposit and cash management needs of businesses across a wide range of industries including real estate, agriculture, automotive, and commercial mortgages.
•	Small Business Banking – offers a wide range of financial products and services to small businesses.

Wealth

•

Direct Investing – Canada's first and largest online brokerage for self-directed investors, Direct Investing empowers traders and investors with innovative trading tools, industry-leading market research, online education, and 24/7 telephone support.

•

Advice-based business – offers investment advice, financial planning and private wealth services to help clients protect, grow, and transition their wealth. The advice-based wealth business has a strong partnership with the Canadian personal and commercial banking businesses.

•

Asset Management – With the closing of the Greystone acquisition on November 1, 2018, TDAM is Canada's largest money manager[15] with deep retail and institutional capabilities. TD Mutual Funds is a leading mutual fund business, providing a broadly diversified range of mutual funds and professionally managed portfolios. All asset management units work in close partnership with other TD businesses.

Insurance

•

Property and Casualty – TD is the largest direct distribution insurer[16] and the fourth largest personal insurer[16] in Canada. It is also the national leader in the affinity market[16] offering home and auto insurance to members of affinity groups such as professional associations, universities and employer groups, and other customers, through direct channels.

•

Life and Health – offers credit protection through TD Canada Trust branches. Other simple life and health insurance products, credit card balance protection, and travel insurance products, are distributed through direct channels.

BUSINESS OUTLOOK AND FOCUS FOR 2019

The pace of economic expansion in Canada is expected to remain consistent with 2018. However, global uncertainties underlying the outcome of various international trade disputes and continued softness in Canadian oil prices could impact growth in 2019. While many factors affect margins and they will fluctuate from quarter-to-quarter, the environment is expected to support a positive trend for margins on a full year basis. We expect regulatory changes to continue, which combined with the high level of competition, including from market disruptors, will require continued investment in our products, channels, and infrastructure. We will maintain our disciplined approach to risk management, but credit losses may be impacted by volume growth and possible normalization of credit conditions. Overall, absent significant changes in the economic and operating environment, we expect to deliver strong results in 2019.

Our key priorities for 2019 are as follows:

•	Enhance end-to-end omni-channel capabilities to support key customer journeys, enabling a seamless, simple, intuitive and legendary customer experience.
•	Grow our market share by providing best-in-class products and services, when and where our customers need them, with an emphasis on underrepresented products and markets.
•	Expand our advisory capabilities by focusing on helping our customers understand their financial needs and feel confident about their financial future.
•	Accelerate growth and distribution capabilities in the Wealth Advice channels, enrich the client offering in the Direct Investing business, and innovate for leadership in Asset Management.
•	Continue to invest in our insurance products and services, ensuring that they are competitive, easy to understand, and provide the protection our clients need.
•	Invest in our business and infrastructure to keep pace with evolving customer expectations, regulatory requirements, and cyber risks.
•	Continue to evolve our brand as an employer of choice, where colleagues achieve their full potential and where diversity and inclusiveness are valued.

[15]

Strategic Insight Managed Money Advisory Service – Canada (Spring 2018 report, AUM effective December 2017), Benefits Canada 2018 Top 40 Money Managers report (May 2018 report, AUM effective December 2017); Assets under management as of October 31, 2018 for Greystone.

[16]	Based on Gross Written Premiums for Property and Casualty business. Ranks based on data available from OSFI, insurers, Insurance Bureau of Canada, and provincial regulators as at December 31, 2017.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 18

BUSINESS SEGMENT ANALYSIS

U.S. Retail

Operating under the brand name, TD Bank, America's Most Convenient Bank®, the U.S. Retail Bank offers a full range of financial products and services to over 9 million customers in the Bank's U.S. personal and business banking operations, including wealth management. U.S. Retail includes an equity investment in TD Ameritrade.

TABLE 17:  REVENUE – Reported1

(millions of dollars)	Canadian dollars			U.S. dollars
	2018	2017	2016	2018	2017	2016
Personal Banking	$6,140	$5,599	$5,153	$4,769	$4,283	$3,884
Business Banking	3,527	3,399	3,173	2,740	2,600	2,391
Wealth	511	504	455	397	386	343
Other[2]	766	719	678	595	549	512
Total	$10,944	$10,221	$9,459	$8,501	$7,818	$7,130

[1]	Excludes equity in net income of an investment in TD Ameritrade.
[2]	Other revenue consists primarily of revenue from investing activities and an insured deposit account (IDA) agreement with TD Ameritrade.

BUSINESS HIGHLIGHTS

•	Record performance in:
–	Reported earnings of US$3,253 million, an increase of 28%, compared with last year;
–	Reported return on equity of 12.2%, an increase of 250 bps, compared with last year; and
–	Reported efficiency ratio of 55.7%, an improvement of 190 bps, compared with last year.
•	Continued to provide legendary customer service and convenience:
–	"Ranked Highest in Dealer Satisfaction with Floor Planning by J.D. Power"[17].
•	Recognized as an extraordinary and inclusive place to work:
–	Named to DiversityInc.'s Top 50 Companies in the U.S. for diversity for the sixth year in a row; and
–

Recognized by American Banker – Most Powerful Women in Banking, where two members of the TD team were named to the Women to Watch list, and in addition, several of our TD Bank leaders were recognized as a Top Team in Banking this year for the first time.

•	Led our peers in loan and deposit growth, as well as household acquisition.
•	Deepened relationships with new and existing customers.
•	Continued focus on enhancements to our core capabilities and infrastructure, as well as building out digital capabilities.
•	TD Ameritrade had strong organic growth and successfully completed the integration of Scottrade.

CHALLENGES IN 2018

•	Moderating corporate loan growth.
•	Moderating residential real estate loan originations in the rising rate environment.
•	Slower deposit growth as a result of competitive environment and higher yielding alternatives.
•	Ongoing industry trend of assets under management moving from active to passive investment strategies.
•	Competition from U.S. banks and non-bank competitors (such as Fintech).

[17]

TD Auto Finance received the highest score in the floor planning segment in the J.D. Power 2018 Dealer Financing Satisfaction Study of dealers' satisfaction with automotive finance providers. Visit jdpower.com/awards.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 19

INDUSTRY PROFILE

The U.S. personal and business banking industry is highly competitive and includes several very large financial institutions as well as regional banks, small community and savings banks, finance companies, credit unions, and other providers of financial services. The wealth management industry includes national and regional banks, insurance companies, independent mutual fund companies, brokers, and independent asset management companies. The personal and business banking and wealth management industries also include non-traditional competitors ranging from start-ups to established non-financial companies expanding into financial services.

These industries serve individuals, businesses, and governments. Products include deposit, lending, cash management, financial advice, and asset management. These products may be distributed through a single channel or an array of distribution channels such as physical locations, digital, and ATMs. Certain businesses also serve customers through indirect channels.

Traditional competitors are embracing new technologies and strengthening their focus on the customer experience. Non-traditional competitors (such as Fintech) have continued to gain momentum and are increasingly collaborating with banks to evolve customer products and experience. The keys to profitability continue to be attracting and retaining customer relationships with legendary service and convenience, offering products and services through an array of distribution channels that meet customers' evolving needs, making strategic investments while maintaining disciplined expense management over operating costs, and prudent risk management.

OVERALL BUSINESS STRATEGY

The strategy for U.S. Retail is to:

•	Deliver legendary omni-channel service and convenience.
•	Grow and deepen customer relationships.
•	Leverage our differentiated brand as the "human" bank.
•	Innovate with purpose to simplify processes and execute with speed and excellence.
•	Be a premier destination for top talent.
•	Maintain prudent risk management.
•	Actively support the communities where we operate.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 20

TABLE 18: U.S. RETAIL

(millions of dollars, except as noted)
Canadian Dollars	2018	2017	2016
Net interest income	$8,176	$7,486	$7,093
Non-interest income[1]	2,768	2,735	2,366
Total revenue – reported[2]	10,944	10,221	9,459
Provisions for credit losses – impaired[3]	776	648	534
Provisions for credit losses – performing[4]	141	144	210
Total provisions for credit losses	917	792	744
Non-interest expenses – reported	6,100	5,878	5,693
Non-interest expenses – adjusted[5]	6,079	5,852	5,693
Provisions for (recovery of) income taxes – reported[1]	432	671	498
Provisions for (recovery of) income taxes – adjusted[1]	437	681	498
U.S. Retail Bank net income – reported	3,495	2,880	2,524
U.S. Retail Bank net income – adjusted[5]	3,511	2,896	2,524
Equity in net income of an investment in TD Ameritrade – reported[1]	693	442	435
Equity in net income of an investment in TD Ameritrade – adjusted[1,6]	865	462	435
Net income – reported	4,188	3,322	2,959
Net income – adjusted	$4,376	$3,358	$2,959
U.S. Dollars
Net interest income	$6,350	$5,727	$5,346
Non-interest income[1]	2,151	2,091	1,784
Total revenue – reported[2]	8,501	7,818	7,130
Provision for credit losses – impaired[3]	605	498	402
Provision for credit losses – performing[4]	108	109	157
Total provision for credit losses	713	607	559
Non-interest expenses – reported	4,739	4,500	4,289
Non-interest expenses – adjusted[5]	4,722	4,479	4,289
Provisions for (recovery of) income taxes – reported[1]	334	511	376
Provisions for (recovery of) income taxes – adjusted[1]	338	519	376
U.S. Retail Bank net income – reported	2,715	2,200	1,906
U.S. Retail Bank net income – adjusted[5]	2,728	2,213	1,906
Equity in net income of an investment in TD Ameritrade – reported[1]	538	336	328
Equity in net income of an investment in TD Ameritrade – adjusted[1,6]	673	352	328
Net income – reported	3,253	2,536	2,234
Net income – adjusted	$3,401	$2,565	$2,234
Selected volumes and ratios
Return on common equity – reported[7]	12.2%	9.7%	8.8%
Return on common equity – adjusted[7]	12.8	9.8	8.8
Net interest margin[1,2,8]	3.29	3.11	3.12
Efficiency ratio – reported	55.7	57.6	60.2
Efficiency ratio – adjusted	55.5	57.3	60.2
Assets under administration (billions of U.S. dollars)	$19	$18	$17
Assets under management (billions of U.S. dollars)	52	63	66
Number of U.S. retail stores	1,257	1,270	1,278
Average number of full-time equivalent staff	26,594	25,923	25,732

[1]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment during 2018 to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. This earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[2]	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
[3]	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
[4]	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
[5]

Adjusted non-interest expense excludes the following items of note: Charges associated with the Bank's acquisition of Scottrade Bank in 2018 – $21 million ($16 million after tax) or US$17 million ($13 million after tax), 2017 – $26 million ($16 million after tax) or US$21 million (US$13 million after tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[6]

Adjusted equity in net income of an investment in TD Ameritrade excludes the following item of note: The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in 2018 – $172 million or US$135 million after tax, 2017 – $20 million or US$16 million after tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[7]	Capital allocated to the business segments was based on 9% CET1 Capital in fiscal 2018, 2017, and 2016.
[8]

Net interest margin excludes the impact related to the TD Ameritrade IDA and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

REVIEW OF FINANCIAL PERFORMANCE

U.S. Retail reported net income for the year was $4,188 million (US$3,253 million), an increase of $866 million (US$717 million), or 26% (28% in U.S. dollars), compared with last year. On an adjusted basis, net income for the year was $4,376 million (US$3,401 million), an increase of $1,018 million (US$836 million), or 30% (33% in U.S. dollars). The reported and adjusted ROE for the year was 12.2% and 12.8%, respectively, compared with 9.7%, and 9.8%, respectively, in the prior year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Reported net income for the year from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $3,495 million (US$2,715 million) and $693 million (US$538 million), respectively. On an adjusted basis for the year, the U.S. Retail Bank and the Bank's investment in TD Ameritrade contributed net income of $3,511 million (US$2,728 million) and $865 million (US$673 million), respectively.

The reported contribution from TD Ameritrade of US$538 million increased US$202 million, or 60%, compared with last year, primarily due to the benefit of the Scottrade transaction, higher interest rates, increased trading volumes, and a lower corporate tax rate, partially offset by higher operating expenses and charges associated with the Scottrade transaction. On an adjusted basis, the contribution from TD Ameritrade increased US$321 million, or 91%.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 21

U.S. Retail Bank reported net income for the year was US$2,715 million, an increase of US$515 million, or 23%, compared with last year, primarily due to higher loan and deposit volumes, higher deposit margins, fee income growth, the benefit of the Scottrade transaction, and a lower corporate tax rate, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income increased US$515, or 23%.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the year was US$8,501 million, an increase of US$683 million, or 9%, compared with last year. Net interest income increased US$623 million, or 11%, primarily due to a more favourable interest rate environment, growth in loan and deposit volumes, and the benefit of the Scottrade transaction. Net interest margin was 3.29%, an 18 bps increase primarily due to higher deposit margins and balance sheet mix. Non-interest income increased US$60 million, or 3%, reflecting fee income growth in personal and commercial banking, partially offset by losses on certain tax credit-related investments.

Average loan volumes increased US$6 billion, or 4%, compared with last year, due to growth in personal and business loans of 6% and 3%, respectively. Average deposit volumes increased US$19 billion, or 8%, reflecting 1% growth in business deposit volumes, 4% growth in personal deposit volumes and a 15% increase in sweep deposit volume primarily due to the Scottrade transaction.

AUA were US$19 billion as at October 31, 2018, relatively flat compared with the prior year. AUM were US$52 billion as at October 31, 2018, a decrease of 17%, reflecting net fund outflows.

PCL was US$713 million, an increase of US$106 million, or 17%, compared with last year. PCL – impaired was US$605 million, an increase of US$107 million, or 21%, primarily reflecting volume growth, seasoning, and mix in the credit card and auto portfolios. PCL – performing was US$108 million, relatively flat compared to last year, primarily reflecting lower provisions for the commercial portfolios, offset by the impact of methodology changes related to the adoption of IFRS 9 where Stage 2 loans are now measured based on a lifetime ECL. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.48%, or an increase of 6 bps. Net impaired loans, excluding ACI loans, were US$1.4 billion, a decrease of US$45 million, or 3%. Excluding ACI loans, net impaired loans as a percentage of total loans were 1% as at October 31, 2018.

Reported non-interest expenses for the year were US$4,739 million, an increase of US$239 million, or 5%, compared with last year, reflecting higher investments in business initiatives, business and volume growth, and employee-related costs, partially offset by productivity savings. On an adjusted basis, non-interest expenses for the year were US$4,722 million, an increase of US$243 million, or 5%.

The reported and adjusted efficiency ratios for the year were 55.7% and 55.5%, respectively, compared with 57.6% and 57.3%, respectively, last year.

KEY PRODUCT GROUPS

Personal Banking

•	Personal Deposits – offers a full suite of chequing and savings products to retail customers through multiple delivery channels.
•	Consumer Lending – offers a diverse range of financing products to suit the needs of retail customers.
•

Credit Cards Services – offers TD-branded credit cards for retail and small business franchise customers. TD also offers private label and co-brand credit cards through nationwide, retail partnerships to provide credit card products to their U.S. customers.

•	Auto Finance – offers indirect retail financing through a network of auto dealers, along with floorplan financing to automotive dealerships throughout the U.S.

Business Banking

•	Small Business Banking – offers a range of financial products and services to small businesses.
•	Commercial Banking – serves the needs of U.S. businesses and governments across a wide range of industries.

Wealth

•

Advice-based Business – provides private banking, investment advisory, and trust services to retail and institutional clients. The advice-based business is integrated with the U.S. personal and commercial banking businesses.

•	Asset Management – the U.S. asset management business is comprised of Epoch Investment Partners Inc. and the U.S. arm of TDAM's investment business.

BUSINESS OUTLOOK AND FOCUS FOR 2019

We anticipate the operating environment to remain stable in 2019, characterized by solid economic growth, continued rising interest rates, and fierce competition. This should support continuing loan and deposit growth and improving net interest margins on a full year basis. Volume growth and continued normalizing of credit conditions may lead to an increase in credit losses in 2019. Uncertainties over trade and tariffs could slow down growth and increase credit losses at the same time. We expect to maintain a disciplined expense management approach, while continuing to make strategic business investments. We expect expense growth to be similar to 2018 while generating positive operating leverage for the year as well as see further improvements in the efficiency ratio.

Our key priorities for 2019 are as follows:

•	Deliver consistency and excellence in sales and service to drive more meaningful interactions and better serve the needs of our customers.
•	Deepen customer engagement through delivering a personalized and connected experience across all channels.
•	Leverage our infrastructure and capabilities to simplify and enhance the customer and employee experience.
•	Grow our market share by deepening customer relationships, growing underrepresented products, and expanding into attractive markets.
•	Continue to prudently manage risk and meet heightened regulatory expectations.
•	Continue to make progress on our talent strategy with a continuing focus on diversity and inclusion.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 12 of the 2018 Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 22

BUSINESS SEGMENT ANALYSIS

Wholesale Banking

Operating under the brand name TD Securities, Wholesale Banking offers a wide range of capital markets and corporate and investment banking services to corporate, government, and institutional clients in key global financial centres.

TABLE 19: REVENUE

(millions of Canadian dollars)	2018	2017	2016
Global markets	$2,387	$2,348	$2,239
Corporate and investment banking	996	860	767
Other	76	63	24
Total	$3,459	$3,271	$3,030

BUSINESS HIGHLIGHTS

•	Earnings of $1,054 million and a ROE of 17.7%.
•	Higher revenue, reflecting the strength in our business in Canada and the continued growth in the U.S.
•	Notable deals in the year:
–

Advised Thomson Reuters on the sale of a 55% interest in its Financial & Risk business to private equity funds managed by Blackstone and the creation of a strategic partnership for the business (now known as Refinitiv). This deal represented the largest corporate carve-out and leveraged buyout in Canadian history. The transaction demonstrates our leadership in the communications, media, and technology sector, and is important in building our Mergers and Acquisitions (M&A) franchise;

–

Demonstrated our leadership in the new Secured Overnight Financing Rate (SOFR) Index market, having been one of three managers on Fannie Mae's US$6 billion floating rate note issuance using the SOFR Index, the first major test of this alternative to U.S. dollar London Interbank Offered Rate (LIBOR). Subsequently, TD Securities continued to play a leading role in this market's growth, having been involved in over US$13 billion, or 79%, of the market's SOFR-linked issuances; and

–

Continued to gain traction on our U.S. dollar strategy, delivering on some key mandates for both domestic and U.S. clients demonstrating our capabilities and expertise in U.S. markets. We were a joint book-runner on US$750 million issuance of 30-year notes for each of Bell Canada and Telus. We also delivered back-to-back mandates for Ford Motor Company, first on its US$1.8 billion loan asset backed securities (ABS) and second on its US$2 billion multi-tranche seven-year offering.

•	Continued to make investments to build our U.S. dollar business, strategically hiring people in our investment banking, underwriting, and trading teams, and enhancing our product offerings.
•	Continued to onboard clients to our TD Prime Services platform, our prime brokerage business based in New York that was acquired in 2017.
•	Top-two dealer status in Canada (for the ten-month period ended October 31, 2018)[18]:
–	#1 in equity options block trading;
–	#1 in syndicated loans (on a rolling twelve-month basis);
–	#1 in M&A announced (on a rolling twelve-month basis);

[18]

Rankings reflect TD Securities' position among Canadian peers in Canadian product markets. Equity options block trading: block trades by number of contracts on the Montreal Stock Exchange, Source: Montreal Exchange. Syndicated loans: deal volume awarded equally between the book-runners, Source: Bloomberg. M&A announced: Canadian targets, Source: Thomson Reuters. Equity underwriting, Source: Bloomberg. Equity block trading: block trades by value on all Canadian exchanges, Source: IRESS. Government and corporate debt underwriting: excludes self-led domestic bank deals and credit card deals, bonus credit to lead, Source: Bloomberg.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 23

–	#1 in equity underwriting;
–	#2 in equity block trading; and
–	#2 in government debt and corporate debt underwriting.
•	TD Securities was recognized with awards, demonstrating our expertise and execution capabilities within Capital Markets:
–

For the first time, TD Securities tied for #1 as 2018 Greenwich Share Leaders for Overall Canadian Fixed Income Market Share and ranks #1 as the 2018 Greenwich Quality Leader for Canadian Fixed Income Sales;

–

TD Securities Equity Research was awarded the most Thomson Reuters Analyst Awards of any Canadian Broker, the fourth time within the last six years. These awards celebrate the world's top individual sell-side analysts and sell-side firms; and

–	Recognized as the 2018 GlobalCapital Award winner for "Coming Force in FIG Bonds" and "Canada Derivatives House of the Year".

CHALLENGES IN 2018

•	Rising interest rate environment contributing to challenges in fixed income trading and equities markets.
•	Significantly reduced capital markets activity in the Canadian energy sector. Lower oil and gas pricing, and transportation issues caused a meaningful slowdown in industry investment and M&A activity.
•	NAFTA and general tariff uncertainty resulted in reduced global investor interest in Canada.
•	Slow overall global industry growth pressuring margins.
•	Investments and capital required to meet continued regulatory changes.

INDUSTRY PROFILE

The wholesale banking sector is a mature, highly competitive market with competition arising from banks, large global investment firms, and independent niche dealers. Wholesale Banking provides services to corporate, government, and institutional clients. Products include capital markets and corporate and investment banking services. Regulatory requirements for wholesale banking businesses have continued to evolve, impacting strategy and returns for the sector. Overall, wholesale banks have continued to shift their focus to client-driven trading revenue and fee income to reduce risk and to preserve capital. Competition is expected to remain intense for transactions with high quality counterparties, as securities firms focus on prudent risk and capital management. Longer term, wholesale banks that have a diversified client-focused business model, offer a wide range of products and services, and exhibit effective cost and capital management will be well-positioned to achieve attractive returns for shareholders.

OVERALL BUSINESS STRATEGY

•	Solidify our leadership in Canada and be the top-ranked investment dealer with global execution capabilities.
•	Build our U.S. dollar capabilities by growing valued, trusted relationships with our banking and markets clients in sectors where we are well positioned and competitive.
•	Expand the client franchise organically by deepening client relationships, adding people, and investing in our products and services.
•	Leverage TD's franchise, working to support our banking partners.
•	Foster our strong risk culture to enable growth while remaining within risk appetite.
•	Adapt our infrastructure to enable the investment dealer for tomorrow, focused on operational excellence to meet client and stakeholder needs.
•	Be an extraordinary and inclusive place to work by attracting, developing, and retaining the best talent.

TABLE 20: WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	2018	2017	2016
Net interest income (TEB)	$1,150	$1,804	$1,685
Non-interest income[1,2]	2,309	1,467	1,345
Total revenue	3,459	3,271	3,030
Provision for (recovery of) credit losses – impaired[2,3]	(8)	(28)	74
Provision for (recovery of) credit losses – performing[4]	11	–	–
Total provision for (recovery of) credit losses[5]	3	(28)	74
Non-interest expenses	2,067	1,929	1,739
Provision for (recovery of) income taxes (TEB)[6]	335	331	297
Net income	$1,054	$1,039	$920
Selected volumes and ratios
Trading-related revenue (TEB)	$1,749	$1,714	$1,636
Gross drawn (billions of Canadian dollars)[7]	23.9	20.3	20.7
Return on common equity[8]	17.7%	17.4%	15.5%
Efficiency ratio	59.8	59.0	57.4
Average number of full-time equivalent staff	4,187	3,989	3,766

[1]

Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified securities portfolio (classified as FVOCI under IFRS 9 and AFS portfolio under IAS 39) are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[2]

Effective November 1, 2017, the accrual costs related to CDS used to manage Wholesale Banking's corporate lending exposure are recorded in non-interest income, previously reported as a component of PCL. The change in market value of the CDS, in excess of the accrual cost, continues to be reported in the Corporate segment.

[3]	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
[4]	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
[5]

Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in Wholesale Banking was recorded in the Corporate segment.

[6]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during 2018 to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

[7]	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps, and reserves for the corporate lending business.
[8]	Capital allocated to the business segments was based on 9% CET1 Capital in fiscal 2018, 2017, and 2016.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 24

REVIEW OF FINANCIAL PERFORMANCE

Wholesale Banking net income for the year was $1,054 million, an increase of $15 million, or 1%, compared with the prior year reflecting higher revenue, partially offset by higher non-interest expenses and PCL for the year compared to a net recovery of PCL in the prior year. The ROE for the year was 17.7%, compared with 17.4% in the prior year.

Revenue for the year was $3,459 million, an increase of $188 million, or 6%, compared with the prior year reflecting increased corporate lending, advisory fees, and trading-related revenue.

PCL for the year was $3 million, compared with a net recovery of $28 million in the prior year. PCL – impaired was a net recovery of $8 million, compared with a net recovery of $28 million in the prior year, reflecting a lower recovery of provisions in the oil and gas sector. PCL – performing (recorded in the Corporate segment last year as incurred but not identified credit losses under IAS 39) for the year was $11 million primarily reflecting the adoption of IFRS 9 including where Stage 2 loans are measured on a lifetime ECL.

Non-interest expenses were $2,067 million, an increase of $138 million, or 7%, compared with the prior year reflecting continued investments in employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, higher initiative spend to enhance new product capabilities and higher variable compensation commensurate with increased revenue, partially offset by the revaluation of certain liabilities for post-retirement benefits.

LINES OF BUSINESS

•	Global Markets includes sales, trading and research, debt and equity underwriting, client securitization, trade finance, cash management, prime brokerage, and trade execution services[19].
•	Corporate and Investment Banking includes corporate lending and syndications, debt and equity underwriting, and advisory services[19].
•	Other includes the investment portfolio and other accounting adjustments.

BUSINESS OUTLOOK AND FOCUS FOR 2019

We are cautiously optimistic that capital markets revenues may improve in 2019, as we continue to build our U.S. dollar businesses. However, we remain watchful of market sentiment as a combination of global geo-political and trade uncertainties, recent market volatility, increased competition, and evolving capital and regulatory requirements, may continue to impact our business. While these factors may affect corporate and investor sentiment in the near term, we expect that our diversified, integrated, and client-focused business model will continue to deliver solid results and allow for growth in our business.

Our key priorities for 2019 are as follows:

•	Continue to be a top-ranked investment dealer in Canada by deepening client relationships.
•	Grow our U.S. dollar business, focusing on opportunities in areas such as TD Prime Services, Debt Capital Markets (DCM), ABS, and Corporate and Investment Banking.
•	Focus on productivity and seamless execution in our end-to-end delivery of products and services.
•	Invest in an efficient and agile infrastructure to support growth and adapt to industry and regulatory changes.
•	Maintain our focus on managing risk, capital, balance sheet, and liquidity.
•	Continue to be an extraordinary place to work with a focus on inclusion and diversity.

[19]	Revenue is shared between Global Markets and Corporate and Investment Banking lines of business in accordance with an established agreement.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 25

BUSINESS SEGMENT ANALYSIS

Corporate

Corporate segment is comprised of a number of service and control groups. Certain costs relating to these functions are allocated to operating business segments. The basis of allocation and methodologies are reviewed periodically to align with management's evaluation of the Bank's business segments.

TABLE 21: CORPORATE

(millions of Canadian dollars)	2018	2017	2016
Net income (loss) – reported[1,2,3,4]	$(1,091)	$(369)	$(931)
Pre-tax adjustments for items of note[5]
Amortization of intangibles	324	310	335
Impact from U.S. tax reform[4]	48	–	–
Dilution gain on the Scottrade transaction	–	(204)	–
Loss on sale of the Direct Investing business in Europe	–	42	–
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[1]	–	(41)	(7)
Impairment of goodwill, non-financial assets, and other charges	–	–	111
Total pre-tax adjustments for items of note	372	107	439
Provision for (recovery of) income taxes for items of note[4]	(289)	73	83
Net income (loss) – adjusted	$(430)	$(335)	$(575)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(822)	$(767)	$(836)
Other	320	311	146
Non-controlling interests	72	121	115
Net income (loss) – adjusted	$(430)	$(335)	$(575)
Selected volumes
Average number of full-time equivalent staff	15,042	14,368	13,160

[1]

Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio (classified as FVOCI under IFRS 9 and AFS under IAS 39) are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]	Effective the first quarter of 2017, the impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
[3]

Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail and Wholesale Banking segments were recorded in the Corporate segment.

[4]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings during 2018 of $392 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances and a net $344 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments.

[5]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "Financial Results Overview" section of this document.

Corporate segment results include unallocated revenue and expenses, the impact of treasury and balance sheet management activities, tax items at an enterprise level, and intercompany adjustments such as elimination of taxable equivalent basis and the retailer program partners' share relating to the U.S. strategic cards portfolio.

The Corporate segment reported net loss for the year was $1,091 million, compared with a reported net loss of $369 million last year. The year-over-year increase in reported net loss was attributable to the impact from U.S. tax reform this year, the dilution gain on the Scottrade transaction last year, increased net corporate expenses and decreased non-controlling interests this year and the gain on fair value of derivatives hedging the reclassified available-for-sale securities portfolio last year. Net corporate expenses increased primarily due to the positive impact of tax adjustments last year, the impact of the reduction of the U.S. corporate tax rate on current year expenses and investments in advanced analytic and artificial intelligence capabilities in the current year. The adjusted net loss for the year was $430 million, compared with an adjusted net loss of $335 million last year.

FOCUS FOR 2019

In 2019, service and control groups within the Corporate segment will continue supporting our Business segments as well as executing enterprise and regulatory initiatives and managing the Bank's balance sheet and funding activities. We will continue to proactively address the complexities and challenges from changing demands and expectations of our customers, communities, colleagues, governments and regulators. We will maintain focus on the design, development, and implementation of processes, systems, technologies, enterprise and regulatory controls and initiatives to enable the Bank's key businesses to operate efficiently, effectively, and to be in compliance with all applicable regulatory requirements.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 26

2017 FINANCIAL RESULTS OVERVIEW

Summary of 2017 Performance

TABLE 22: REVIEW OF 2017 FINANCIAL PERFORMANCE1

(millions of Canadian dollars)	Canadian Retail	U.S. Retail	Wholesale Banking	Corporate	Total
Net interest income	$10,611	$7,486	$1,804	$946	$20,847
Non-interest income	10,451	2,735	1,467	649	15,302
Total revenue	21,062	10,221	3,271	1,595	36,149
Provision for (recovery of) credit losses – impaired[2]	986	648	(28)	384	1,990
Provision for (recovery of) credit losses – performing[3]	–	144	–	82	226
Total provision for (recovery of) credit losses	986	792	(28)	466	2,216
Insurance claims and related expenses	2,246	–	–	–	2,246
Non-interest expenses	8,934	5,878	1,929	2,625	19,366
Net income (loss) before provision for income taxes	8,896	3,551	1,370	(1,496)	12,321
Provision for (recovery of) income taxes	2,371	671	331	(1,120)	2,253
Equity in net income of an investment in TD Ameritrade	–	442	–	7	449
Net income (loss) – reported	6,525	3,322	1,039	(369)	10,517
Adjustments for items of note, net of income taxes	–	36	–	34	70
Net income (loss) – adjusted	$6,525	$3,358	$1,039	$(335)	$10,587

[1]	Certain comparative amounts have been recast to conform with presentation adopted in the current period. For further details, refer to the "Business Focus" section of this document.
[2]	PCL – impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
[3]	PCL – performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.

NET INCOME

Reported net income for the year was $10,517 million, an increase of $1,581 million, or 18%, compared with the prior year. The increase reflects revenue growth, lower insurance claims, and PCL, partially offset by higher non-interest expenses. Reported diluted EPS for the year was $5.50, an increase of 18%, compared with $4.67 in the prior year. Adjusted diluted EPS for the year was $5.54, a 14% increase, compared with $4.87 in the prior year.

Reported revenue was $36,149 million, an increase of $1,834 million, or 5%, compared with the prior year. Adjusted revenue was $35,946 million, an increase of $1,638 million, or 5%, compared with the prior year.

NET INTEREST INCOME

Net interest income for the year was $20,847 million, an increase of $924 million, or 5%, compared with the prior year. The increase reflects loan and deposit volume growth in the Canadian and U.S. Retail segments, and a more favourable interest rate environment. The increase was partially offset by a favourable accounting impact from balance sheet management activities in the prior year, which was largely offset in non-interest income.

By segment, the increase in reported net interest income was due to an increase in Canadian Retail of $632 million, or 6%, an increase in U.S. Retail of $393 million, or 6%, and an increase in Wholesale Banking of $119 million, or 7%, partially offset by a decrease in the Corporate segment of $220 million, or 19%.

NON-INTEREST INCOME

Reported non-interest income for the year was $15,302 million, an increase of $910 million, or 6%, compared with the prior year. The increase reflects fee growth in the Canadian and U.S. Retail segments, a dilution gain on the Scottrade transaction, an unfavourable accounting impact from balance sheet management activities in the prior year, which was largely offset in net interest income, and increased corporate lending fees in Wholesale Banking, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims. Adjusted non-interest income for the year was $15,099 million, an increase of $714 million, or 5%, compared with the prior year.

By segment, the increase in reported non-interest income was due to an increase in U.S. Retail of $369 million, or 16%, an increase in Canadian Retail of $221 million, or 2%, an increase in the Corporate segment of $198 million, or 44%, and an increase in Wholesale Banking of $122 million, or 9%.

PROVISION FOR CREDIT LOSSES

PCL for the year was $2,216 million, a decrease of $114 million, or 5%, compared with the prior year. The decrease primarily reflects higher provisions for incurred but not identified credit losses recognized in the prior year, the recovery of specific provisions in the oil and gas sector, and lower provisions in the Canadian Retail segment. The decrease is partially offset by higher provisions in the U.S. Retail segment due to volume growth, mix change in auto loans and credit cards, and seasoning in credit cards. By segment, the decrease in PCL was due to a decrease in Wholesale Banking of $102 million, a decrease in the Corporate segment of $35 million, or 7%, and a decrease in Canadian Retail of $25 million, or 2%, partially offset by an increase in U.S. Retail of $48 million, or 6%.

INSURANCE CLAIMS AND RELATED EXPENSES

Insurance claims and related expenses were $2,246 million, a decrease of $216 million, or 9%, compared with the prior year, reflecting changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, less weather related events, and more favourable prior years' claims development, partially offset by higher current year claims.

NON-INTEREST EXPENSES

Reported non-interest expenses for the year were $19,366 million, an increase of $489 million, or 3%, compared with the prior year. The increase was primarily due to higher employee-related expenses including variable compensation, and investments in technology modernization and customer-focused initiatives. These increases were partially offset by productivity savings and the positive impact of tax adjustments in the current year. By segment, the increase in reported non-interest expenses was due to an increase in Canadian Retail of $377 million, or 4%, an increase in Wholesale Banking of $190 million, or 11%, and an increase in U.S. Retail of $185 million, or 3%, partially offset by a decrease in the Corporate segment of $263 million, or 9%. Adjusted non-interest expenses were $19,092 million, an increase of $596 million, or 3%, compared with the prior year.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 27

PROVISION FOR INCOME TAXES

Reported total income and other taxes increased $92 million, or 3%, compared with the prior year, reflecting an increase in income tax expense of $110 million, or 5%, and a decrease in other taxes of $18 million, or 1%. Adjusted total income and other taxes were up $92 million from the prior year, reflecting an increase in income tax expense of $110 million, or 5%.

The Bank's reported effective tax rate was 18.3% for 2017, compared with 20.1% in the prior year. The year-over-year decrease was largely due to higher tax-exempt dividend income, and a non-taxable dilution gain on the Scottrade transaction. For a reconciliation of the Bank's effective income tax rate with the Canadian statutory income tax rate, refer to Note 25 of the 2017 Consolidated Financial Statements.

The Bank's adjusted effective income tax rate for 2017 was 18.9%, compared with 20.2% in the prior year. The year-over-year decrease was largely due to higher tax-exempt dividend income.

The Bank reports its investment in TD Ameritrade using the equity method of accounting. TD Ameritrade's tax expense of $268 million in 2017, compared with $214 million in the prior year, was not part of the Bank's effective tax rate.

BALANCE SHEET

Total assets were $1,279 billion as at October 31, 2017, an increase of $102 billion, or 9%, from October 31, 2016. The increase was primarily in securities purchased under reverse repurchase agreements of $48 billion, available-for-sale securities of $39 billion, loans net of allowances for loan losses of $27 billion, other amounts received from brokers, dealers, and clients of $13 billion, trading loans, securities, and other of $5 billion, partially offset by a decrease in derivatives of $16 billion and held-to-maturity securities of $13 billion. The foreign currency translation impact on total assets as at October 31, 2017, primarily in the U.S. Retail segment, was a decrease of approximately $20 billion, or 2%.

Total liabilities were $1,204 billion as at October 31, 2017, an increase of $101 billion, or 9%, from October 31, 2016. The increase was primarily due to an increase in deposits of $59 billion, obligations related to securities sold under repurchase agreements of $40 billion, amounts payable to brokers, dealers, and clients of $15 billion, partially offset by a decrease in derivatives of $14 billion. The foreign currency translation impact on total liabilities as at October 31, 2017, primarily in the U.S. Retail segment, was a decrease of approximately $20 billion, or 2%.

Equity was $75 billion as at October 31, 2017, an increase of $1 billion, or 1%, from October 31, 2016. The increase was primarily due to higher retained earnings, partially offset by a decrease in other comprehensive income due to losses on cash flow hedges and foreign exchange translation.

2017 FINANCIAL RESULTS OVERVIEW

2017 Financial Performance by Business Line

Canadian Retail net income for the year was $6,525 million, an increase of $537 million, or 9%, compared with last year. The increase in earnings reflected revenue growth, lower insurance claims and PCL, partially offset by higher non-interest expenses. The ROE for the year was 45.2%, compared with 41.9% last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the year was $21,062 million, an increase of $853 million, or 4%, compared with last year.

Net interest income increased $632 million, or 6%, reflecting deposit and loan volume growth. Average loan volumes increased $16 billion, or 5%, compared with last year, comprised of 4% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $29 billion, or 10%, compared with last year, comprised of 7% growth in personal deposit volumes, 15% growth in business deposit volumes and 15% growth in wealth deposit volumes. Margin on average earning assets was 2.83%, a 5 bps increase, primarily due to rising interest rates and favourable balance sheet mix.

Non-interest income increased $221 million, or 2%, reflecting higher fee-based revenue in the banking businesses and wealth asset growth, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims and higher liabilities associated with increased customer engagement in credit card loyalty programs.

AUA were $387 billion as at October 31, 2017, an increase of $8 billion, or 2%, and AUM were $283 billion as at October 31, 2017, an increase of $12 billion, or 4%, compared with last year, both reflecting new asset growth and increases in market value.

PCL for the year was $986 million, a decrease of $25 million, or 2% compared with last year. Personal banking PCL was $952 million, a decrease of $18 million, or 2%. Business banking PCL was $34 million, a decrease of $7 million. Annualized PCL as a percentage of credit volume was 0.26%, or a decrease of 2 bps, compared with last year. Net impaired loans were $555 million, a decrease of $150 million, or 21%, compared with last year.

Insurance claims and related expenses for the year were $2,246 million, a decrease of $216 million, or 9%, compared with last year, reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, less weather related events, and more favourable prior years' claims development, partially offset by higher current year claims.

Non-interest expenses for the year were $8,934 million, an increase of $377 million, or 4%, compared with last year. The increase reflected higher employee-related expenses including revenue-based variable expenses in the wealth business, and higher investment in technology initiatives, partially offset by productivity savings and the sale of the Direct Investing business in Europe.

The efficiency ratio was 42.4%, compared with 42.3% last year.

U.S. Retail reported net income for the year was $3,322 million (US$2,536 million), an increase of $363 million (US$302 million), or 12% (14% in U.S. dollars), compared with the prior year. On an adjusted basis, net income for the year was $3,358 million (US$2,565 million), an increase of $399 million (US$331 million), or 13% (15% in U.S. dollars). The reported and adjusted ROE for the year was 9.7% and 9.8%, respectively, compared with 8.8% in the prior year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Reported net income for the year from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $2,880 million (US$2,200 million) and $442 million (US$336 million), respectively. On an adjusted basis for the year, the U.S. Retail Bank and the Bank's investment in TD Ameritrade contributed net income of $2,896 million (US$2,213 million) and $462 million (US$352 million), respectively.

The reported contribution from TD Ameritrade of US$336 million increased US$8 million, or 2%, compared with the prior year, primarily due to higher asset-based revenue, partially offset by higher operating expenses and charges associated with the Scottrade transaction. On an adjusted basis, the contribution from TD Ameritrade increased US$24 million, or 7%.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 28

U.S. Retail Bank reported net income for the year was US$2,200 million, an increase of US$294 million, or 15%, compared with the prior year, primarily due to a more favourable interest rate environment, higher loan and deposit volumes, and fee income growth, partially offset by higher expenses. U.S. Retail Bank adjusted net income increased US$307 million, or 16%.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the year was US$7,818 million, an increase of US$688 million, or 10%, compared with the prior year. Net interest income increased US$381 million, or 7%, primarily due to a more favourable interest rate environment and growth in loan and deposit volumes, partially offset by the prior year accounting impact from balance sheet management activities, which was largely offset in non-interest income. Margin on average earning assets was 3.11%, a 1 basis point decrease due to the same prior year accounting impact. Excluding this impact, margin increased 8 bps, primarily due to higher interest rates. Non-interest income increased US$307 million, or 17%, reflecting fee income growth in personal banking and wealth management, and the prior year accounting impact from balance sheet management activities.

Average loan volumes increased US$8 billion, or 6%, compared with the prior year, due to growth in personal and business loans of 5% and 7%, respectively. Average deposit volumes increased US$19 billion, or 9%, reflecting 5% growth in business deposit volumes, 8% growth in personal deposit volumes and a 12% increase in sweep deposit volume from TD Ameritrade.

AUA were US$18 billion as at October 31, 2017, an increase of 5%, compared with the prior year, primarily due to higher private banking balances. AUM were US$63 billion as at October 31, 2017, a decrease of 5%, primarily due to the previously disclosed outflow from an institutional account, partially offset by positive market returns.

PCL was US$607 million, an increase of US$48 million, or 9%, compared with the prior year. Personal banking PCL was US$536 million, an increase of US$146 million, or 37%, primarily due to volume growth, mix change in auto loans and credit cards, and seasoning in credit cards, coupled with the prior year benefit related to the release of special reserves held for South Carolina flood (the "South Carolina flood release"). Business banking PCL was US$81 million, a decrease of US$84 million, primarily due to slower growth in business loans, and an allowance increase in the prior year, partially offset by the prior year benefit related to the South Carolina flood release. PCL associated with debt securities classified as loans was a benefit of US$10 million, a decrease of US$14 million, due to a recovery in the second quarter and improvement in cash flows associated with underlying mortgage assets. Annualized PCL as a percentage of credit volume for loans, excluding debt securities classified as loans, was relatively flat at 0.41%. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.4 billion, a decrease of US$54 million, or 4%. Excluding ACI loans and debt securities classified as loans, net impaired loans as a percentage of total loans were 0.9% as at October 31, 2017, a decrease of 0.1% compared with the prior year.

Reported non-interest expenses for the year were US$4,500 million, an increase of US$211 million, or 5%, compared with the prior year, reflecting higher employee costs, volume growth, and investments in technology modernization and customer-focused initiatives, partially offset by productivity savings. On an adjusted basis, non-interest expenses for the year were US$4,479 million, an increase of US$190 million, or 4%.

The reported and adjusted efficiency ratios for the year were 57.6% and 57.3%, respectively, compared with 60.2%, in the prior year.

Wholesale Banking net income for the year was $1,039 million, an increase of $119 million, or 13%, compared with the prior year. The increase in earnings was due to higher revenue and a net recovery of credit losses, partially offset by higher non-interest expenses. The ROE for the year was 17.4%, compared with 15.5% in the prior year.

Revenue for the year was $3,271 million, an increase of $241 million, or 8%, compared with the prior year reflecting increased client activity in equity trading, corporate lending fees, and underwriting.

PCL is comprised of specific provisions for credit losses and accrual costs for credit protection. PCL for the year was a net recovery of $28 million as compared with a charge of $74 million in the prior year, reflecting the recovery of specific provisions in the oil and gas sector.

Non-interest expenses for the year were $1,929 million, an increase of $190 million, or 11%, compared with the prior year reflecting higher variable compensation and higher technology costs as well as focused investments made in our U.S. businesses, including in client facing employees, enhanced product offerings, e-trading capabilities, and TD Prime Services.

Corporate segment reported net loss for the year was $369 million, compared with a reported net loss of $931 million in the prior year. The year-over-year decrease in reported net loss was attributable to the dilution gain on the Scottrade transaction this year, impairment of goodwill, non-financial assets, and other charges in the prior year net of the loss on sale of the Direct Investing business in Europe this year, gain on fair value of derivatives hedging the reclassified available-for-sale securities portfolio this year, higher contribution from other items and lower net corporate expenses. Higher contribution from Other items was primarily due to provisions for incurred but not identified credit losses recognized in the prior year and higher revenue from treasury and balance sheet management activities this year. Net corporate expenses decreased primarily reflecting the positive impact of tax adjustments this year. The adjusted net loss for the year was $335 million, compared with an adjusted net loss of $575 million in the prior year.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 29

GROUP FINANCIAL CONDITION

Balance Sheet Review

AT A GLANCE OVERVIEW

Total assets were $1,335 billion as at October 31, 2018, an increase of $56 billion, or 4%, compared with November 1, 2017.

TABLE 23: CONDENSED CONSOLIDATED BALANCE SHEET ITEMS1

(millions of Canadian dollars)	As at
	October 31, 2018	November 1, 2017	October 31, 2017
Assets
Cash and Interest-bearing deposits with banks	$35,455	$55,156	$55,156
Trading loans, securities, and other	127,897	103,832	103,918
Non-trading financial assets at fair value through profit or loss	4,015	9,272	n/a	[2]
Derivatives	56,996	56,195	56,195
Financial assets designated at fair value through profit or loss	3,618	3,150	4,032
Financial assets at fair value through other comprehensive income	130,600	143,107	n/a
Available-for-sale securities	n/a	n/a	146,411
Debt securities at amortized cost, net of allowance for credit losses	107,171	76,157	n/a
Held-to-maturity securities	n/a	n/a	71,363
Securities purchased under reverse repurchase agreements	127,379	134,429	134,429
Loans, net of allowance for loan losses	646,393	603,041	612,591
Other	95,379	94,882	94,900
Total assets	$1,334,903	$1,279,221	$1,278,995
Liabilities
Trading deposits	$114,704	$79,940	$79,940
Derivatives	48,270	51,214	51,214
Deposits	851,439	832,824	832,824
Obligations related to securities sold under repurchase agreements	93,389	88,591	88,591
Subordinated notes and debentures	8,740	9,528	9,528
Other	138,321	141,958	141,708
Total liabilities	1,254,863	1,204,055	1,203,805
Total equity	80,040	75,166	75,190
Total liabilities and equity	$1,334,903	$1,279,221	$1,278,995

[1]

Refer to Note 4 "Summary of impact upon adoption of IFRS 9" of the 2018 Consolidated Financial Statements for an explanation of changes to the balance sheet between October 31, 2017 and November 1, 2017.

[2]	Not applicable.

Total assets were $1,335 billion as at October 31, 2018, an increase of $56 billion, or 4%, from November 1, 2017. The increase was primarily due to loans, net of allowance for loan losses of $43 billion, debt securities at amortized cost, net of allowance for credit losses of $31 billion, trading loans, securities, and other of $24 billion, and derivatives of $1 billion. The increase was partially offset by decreases in cash and interest-bearing deposits with banks of $20 billion, financial assets at FVOCI of $13 billion, securities purchased under reverse repurchase agreements of $7 billion, and non-trading financial assets at fair value through profit and loss of $5 billion. The foreign currency translation impact on total assets, primarily in the U.S. Retail segment, was an increase of approximately $10 billion , or 1%.

Cash and interest-bearing deposits with banks decreased $20 billion primarily due to lower volumes.

Trading loans, securities, and other increased by $24 billion primarily due to an increase in trading volume and higher securities positions.

Non-trading financial assets at fair value through profit or loss decreased $5 billion primarily due to maturities and sale of investments.

Derivatives increased $1 billion primarily due to the current interest rate environment, partially offset by netting of positions.

Financial assets at fair value through other comprehensive income decreased $13 billion primarily due to sales and maturities, partially offset by new investments.

Debt securities at amortized cost (net of allowance for credit losses) increased $31 billion primarily due to new investments, partially offset by sales and maturities.

Securities purchased under reverse repurchase agreements decreased $7 billion primarily due to a decrease in trading volume.

Loans (net of allowance for loan losses) increased $43 billion primarily due to growth in business and government loans across all segments, and consumer instalment and other personal loans in Canadian Retail.

Total liabilities were $1,255 billion as at October 31, 2018, an increase of $51 billion, or 4%, from November 1, 2017. The increase was primarily due to trading deposits of $35 billion, deposits of $19 billion, and obligations related to securities sold under repurchase agreements of $5 billion. The increase was partially offset by decreases in derivatives of $3 billion, subordinated notes and debentures of $1 billion, and other liabilities of $4 billion. The foreign currency translation impact on total liabilities, primarily in the U.S. Retail segment, was an increase of approximately $10 billion, or 1%.

Trading deposits increased $35 billion primarily due to an increase in issuance of commercial paper.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 30

Derivatives decreased $3 billion primarily due to netting of positions, partially offset by the current interest rate environment.

Deposits increased $19 billion primarily due to an increase in business and government deposits reflecting the issuance of senior debt and covered bonds, and an increase in personal deposits primarily in the Canadian and U.S. Retail segments, partially offset by a decrease in deposits with banks.

Obligations related to securities sold under repurchase agreements increased $5 billion primarily due to an increase in trading volume.

Subordinated notes and debentures decreased $1 billion primarily due to the Bank's redemption of $0.65 billion of 5.828% subordinated debentures, and all of its outstanding $1.8 billion 5.763% subordinated debentures, partially offset by an issuance of $1.75 billion of medium term notes.

Other liabilities decreased $4 billion primarily due to amounts payable to brokers, dealers, and clients due to unsettled and pending trades.

Equity was $80 billion as at October 31, 2018, an increase of $5 billion, or 6%, from November 1, 2017. The increase was primarily due to higher retained earnings, partially offset by a decrease in other comprehensive income due to losses on cash flow hedges.

GROUP FINANCIAL CONDITION

Credit Portfolio Quality

AT A GLANCE OVERVIEW

•	Loans and acceptances net of allowance for loan losses were $666 billion, an increase of $37 billion compared with last year.
•	Impaired loans net of Stage 3 allowances (counterparty-specific and individually insignificant allowances under IAS 39) were $2,468 million, an increase of $70 million compared with last year.
•	Provision for credit losses was $2,480 million, compared with $2,216 million last year.
•	Total allowance for loan losses decreased by $234 million to $3,549 million.

Effective November 1, 2017, the Bank adopted IFRS 9, which replaces the guidance in IAS 39. The Bank periodically reviews the methodology for assessing significant increase in credit risk and ECLs. Forward-looking information is incorporated as appropriate where macroeconomic forecasts and associated probability weights are updated quarterly and incorporated to determine the probability-weighted ECLs. Refer to Notes 2, 3, and 4 of the Consolidated Financial Statements for a summary of the Bank's accounting policies and significant accounting judgments, estimates, and assumptions as it relates to IFRS 9. As part of periodic review and updates, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios and forward-looking views, which may cause a change to the allowance for ECLs. Since the Bank's adoption of IFRS 9, certain refinements were made to the methodology, the cumulative effect of which was not material and was included in the change during 2018. Allowance for credit losses are further described in Note 8 of the Consolidated Financial Statements.

LOAN PORTFOLIO

The Bank increased its credit portfolio by $37 billion, or 6%, from the prior year, largely due to volume growth in the business and government, consumer instalment and other personal, and residential mortgages portfolios in the Canadian Retail segment. The Bank's credit quality remained strong.

While the majority of the credit risk exposure is related to loans and acceptances, the Bank also engaged in activities that have off-balance sheet credit risk. These include credit instruments and derivative financial instruments, as explained in Note 31 of the 2018 Consolidated Financial Statements.

CONCENTRATION OF CREDIT RISK

The Bank's loan portfolio continued to be concentrated in Canadian and U.S. residential mortgages, consumer instalment and other personal loans, and credit card loans, representing 64% of total loans net of Stage 3 allowances (counterparty-specific and individually insignificant allowances under IAS 39), down by 1% from 2017. During the year, these portfolios increased by $20 billion, or 5%, and totalled $431 billion at year end. Residential mortgages represented 34% of the total loans net of Stage 3 allowances (counterparty-specific and individually insignificant allowances under IAS 39) in 2018, down 1% from 2017. Consumer instalment and other personal loans, and credit card loans were 31% of total loans net of Stage 3 allowances (counterparty-specific and individually insignificant allowances under IAS 39) in 2018, up 1% from 2017.

The Bank's business and government credit exposure was 35% of total loans net of Stage 3 allowances (counterparty-specific and individually insignificant allowances under IAS 39), up 1% from 2017. The largest business and government sector concentrations in Canada were the Real estate and Financial sectors, which comprised 5% and 3%, respectively. Real estate, the Government, public sector entities and education, and the Health and social services sectors were the leading U.S. sectors of concentration in 2018 representing 5%, 2%, and 2% of net loans, respectively.

Geographically, the credit portfolio remained concentrated in Canada. In 2018, the percentage of loans net of Stage 3 allowances held in Canada was 67%, up 1% from 2017. The largest Canadian regional exposure was in Ontario, which represented 41% of total loans net of Stage 3 allowances (counterparty-specific and individually insignificant allowance for loan losses under IAS 39) for 2018, consistent with 2017.

The balance of the credit portfolio was predominantly in the U.S., which represented 32% of loans net of Stage 3 allowances, down 1% from 2017. Exposures to ACI loans, and other geographic regions were relatively small. The largest U.S. regional exposures were in New England, New York, and New Jersey which represented 6%, 5%, and 5% of total loans net of Stage 3 allowances (counterparty-specific and individually insignificant allowances under IAS 39), respectively, compared with 6%, 6% and 5%, respectively, in the prior year.

Under IFRS 9, the Bank now calculates allowances for expected credit losses on debt securities measured at amortized cost and FVOCI. The Bank has $232.9 billion in such debt securities of which $232.7 billion are performing securities (Stage 1 and 2) and $234 million are impaired (Stage 3). The allowance for credit losses on debt securities at amortized cost and debt securities at FVOCI was $75 million and $5 million, respectively.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 31

TABLE 24:  LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES (NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES UNDER IAS 39) BY INDUSTRY SECTOR1,2,3

(millions of Canadian dollars, except as noted)					As at	Percentage of total
		October 31 2018		October 31 2017	October 31 2016	October 31 2018	October 31 2017	October 31 2016
	Gross loans	Stage 3 allowances for loan losses impaired	Net loans	Net loans	Net loans
Canada
Residential mortgages	$193,829	$18	$193,811	$190,308	$189,284	28.9%	30.1%	31.3%
Consumer instalment and other personal
HELOC[4]	86,159	12	86,147	74,931	65,059	12.8	11.8	10.8
Indirect Auto	24,216	46	24,170	22,245	20,537	3.6	3.5	3.4
Other	18,574	34	18,540	17,326	16,424	2.8	2.8	2.7
Credit card	18,046	77	17,969	17,935	18,120	2.7	2.8	3.0
Total personal	340,824	187	340,637	322,745	309,424	50.8	51.0	51.2
Real estate
Residential	18,364	6	18,358	17,974	15,994	2.7	2.8	2.7
Non-residential	13,635	2	13,633	12,830	12,778	2.0	2.0	2.1
Total real estate	31,999	8	31,991	30,804	28,772	4.7	4.8	4.8
Agriculture	7,461	2	7,459	6,674	6,015	1.1	1.1	1.0
Automotive	6,918	–	6,918	6,657	5,481	1.0	1.1	0.9
Financial	19,313	–	19,313	13,102	10,198	2.9	2.1	1.7
Food, beverage, and tobacco	2,331	1	2,330	1,968	2,076	0.3	0.3	0.3
Forestry	544	–	544	500	523	0.1	0.1	0.1
Government, public sector entities, and education	4,177	–	4,177	4,251	6,589	0.6	0.7	1.1
Health and social services	6,670	6	6,664	5,837	5,476	1.0	0.9	0.9
Industrial construction and trade contractors	3,173	3	3,170	2,931	2,464	0.5	0.5	0.4
Metals and mining	1,750	10	1,740	1,400	1,378	0.3	0.2	0.2
Pipelines, oil, and gas	3,915	14	3,901	3,975	3,835	0.6	0.6	0.6
Power and utilities	2,897	–	2,897	2,010	1,792	0.4	0.3	0.3
Professional and other services	4,479	5	4,474	3,865	4,057	0.7	0.6	0.7
Retail sector	3,207	7	3,200	2,782	2,506	0.5	0.4	0.4
Sundry manufacturing and wholesale	2,938	13	2,925	2,742	2,289	0.4	0.4	0.4
Telecommunications, cable, and media	3,136	2	3,134	1,966	2,083	0.5	0.3	0.4
Transportation	1,862	2	1,860	1,671	1,632	0.3	0.3	0.3
Other	4,375	4	4,371	3,805	3,773	0.7	0.6	0.6
Total business and government	111,145	77	111,068	96,940	90,939	16.6	15.3	15.1
Total Canada	451,969	264	451,705	419,685	400,363	67.4	66.3	66.3
United States
Residential mortgages	31,128	29	31,099	31,435	27,628	4.6	5.0	4.6
Consumer instalment and other personal
HELOC	12,334	59	12,275	12,382	13,132	1.8	2.0	2.2
Indirect Auto	29,870	25	29,845	29,162	28,364	4.5	4.6	4.7
Other	874	2	872	843	742	0.1	0.1	0.1
Credit card	16,964	264	16,700	14,730	13,496	2.5	2.3	2.2
Total personal	91,170	379	90,791	88,552	83,362	13.5	14.0	13.8
Real estate
Residential	8,050	5	8,045	7,309	6,845	1.2	1.2	1.1
Non-residential	22,426	7	22,419	22,153	21,663	3.3	3.5	3.6
Total real estate	30,476	12	30,464	29,462	28,508	4.5	4.7	4.7
Agriculture	705	–	705	710	570	0.1	0.1	0.1
Automotive	5,752	2	5,750	7,332	5,756	0.9	1.2	1.0
Financial	7,699	1	7,698	7,130	4,716	1.2	1.1	0.8
Food, beverage, and tobacco	3,417	2	3,415	3,189	3,739	0.5	0.5	0.6
Forestry	637	–	637	567	587	0.1	0.1	0.1
Government, public sector entities, and education	12,452	1	12,451	12,428	11,387	1.9	2.0	1.9
Health and social services	12,423	1	12,422	11,408	10,787	1.9	1.8	1.8
Industrial construction and trade contractors	2,060	2	2,058	1,846	1,830	0.3	0.3	0.3
Metals and mining	1,923	1	1,922	1,674	1,486	0.3	0.3	0.2
Pipelines, oil, and gas	2,664	1	2,663	2,070	2,981	0.4	0.3	0.5
Power and utilities	2,833	–	2,833	3,221	2,642	0.4	0.5	0.4
Professional and other services	10,923	3	10,920	10,384	11,207	1.6	1.6	1.9
Retail sector	5,376	2	5,374	4,909	4,545	0.8	0.8	0.8
Sundry manufacturing and wholesale	7,717	4	7,713	7,019	7,389	1.2	1.1	1.2
Telecommunications, cable, and media	4,896	–	4,896	3,799	4,818	0.7	0.6	0.8
Transportation	9,977	1	9,976	9,995	11,647	1.5	1.6	1.9
Other	2,160	10	2,150	2,137	2,014	0.3	0.3	0.3
Total business and government	124,090	43	124,047	119,280	116,609	18.6	18.9	19.3
Total United States	215,260	422	214,838	207,832	199,971	32.1	32.9	33.1
International
Personal	14	–	14	14	16	–	–	–
Business and government	2,258	–	2,258	1,579	1,513	0.4	0.2	0.2
Total international	2,272	–	2,272	1,593	1,529	0.4	0.2	0.2
Total excluding other loans	669,501	686	668,815	629,110	601,863	99.9	99.4	99.6
Other loans
Debt securities classified as loans	n/a	n/a	n/a	3,083	1,468	–	0.5	0.2
Acquired credit-impaired loans[5]	453	18	435	630	912	0.1	0.1	0.2
Total other loans	453	18	435	3,713	2,380	0.1	0.6	0.4
Total	$669,954	$704	$669,250	$632,823	$604,243	100.0%	100.0%	100.0%
Stage 1 and Stage 2 allowance for loan losses – performing (incurred but not identified allowance under IAS 39)
Personal, business and government			2,845	2,915	2,826
Debt securities classified as loans			n/a	20	55
Total Stage 1 and Stage 2 allowance for loan losses – performing (incurred but not identified allowance under IAS 39)			2,845	2,935	2,881
Total, net of allowance			$666,405	$629,888	$601,362
Percentage change over previous year – loans and acceptances, net of Stage 3 allowance for loan losses (impaired) (counterparty - specific and individually insignificant under IAS 39)			5.8%	4.7%	7.2%
Percentage change over previous year – loans and acceptances, net of allowance			5.8	4.7	7.2

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Primarily based on the geographic location of the customer's address.
[3]	Includes loans that are measured at fair value through other comprehensive income.
[4]	Home Equity Line of Credit.
[5]	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other ACI loans.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 32

TABLE 25:  LOANS AND ACCEPTANCES, NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES (NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES UNDER IAS 39) BY GEOGRAPHY1,2

(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31 2018	October 31 2017	October 31 2016	October 31 2018	October 31 2017	October 31 2016
	Gross loans	Stage 3 allowances for loan losses impaired	Net loans	Net loans	Net loans
Canada
Atlantic provinces	$11,754	$13	$11,741	$11,378	$10,895	1.8%	1.8%	1.8%
British Columbia[3]	63,372	27	63,345	57,924	54,169	9.5	9.2	9.0
Ontario[3]	272,836	142	272,694	249,508	236,508	40.6	39.4	39.1
Prairies[3]	70,316	58	70,258	68,879	67,498	10.5	10.9	11.2
Québec	33,691	24	33,667	31,996	31,293	5.0	5.0	5.2
Total Canada	451,969	264	451,705	419,685	400,363	67.4	66.3	66.3
United States
Carolinas (North and South)	11,528	17	11,511	10,813	9,788	1.7	1.7	1.6
Florida	17,582	30	17,552	15,806	13,870	2.6	2.5	2.3
New England[4]	41,533	62	41,471	38,564	38,744	6.2	6.1	6.4
New Jersey	33,374	44	33,330	34,024	33,910	5.0	5.4	5.6
New York	36,389	49	36,340	35,118	31,323	5.4	5.6	5.2
Pennsylvania	11,905	21	11,884	11,594	13,144	1.8	1.8	2.2
Other	62,949	199	62,750	61,913	59,192	9.4	9.8	9.8
Total United States	215,260	422	214,838	207,832	199,971	32.1	32.9	33.1
International
Europe	1,059	–	1,059	678	500	0.2	0.1	–
Other	1,213	–	1,213	915	1,029	0.2	0.1	0.2
Total international	2,272	–	2,272	1,593	1,529	0.4	0.2	0.2
Total excluding other loans	669,501	686	668,815	629,110	601,863	99.9	99.4	99.6
Other loans	453	18	435	3,713	2,380	0.1	0.6	0.4
Total	$669,954	$704	$669,250	$632,823	$604,243	100.0%	100.0%	100.0%
Stage 1 and Stage 2 allowances (incurred but not identified allowance under IAS 39)			2,845	2,935	2,881
Total, net of allowance			$666,405	$629,888	$601,362

Percentage change over previous year – loans and acceptances, net of Stage 3 allowances for loan losses (impaired) (counterparty-specific and individually insignificant under IAS 39)
			2018	2017	2016
Canada			7.6%	4.8%	4.5%
United States			3.4	3.9	14.3
International			42.6	4.2	(22.9)
Other loans			(88.3)	56.0	(28.1)
Total			5.8%	4.7%	7.2%

[1]	Primarily based on the geographic location of the customer's address.
[2]	Includes loans that are measured at fair value through other comprehensive income.
[3]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[4]	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

REAL ESTATE SECURED LENDING

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, which are largely behind a TD mortgage that is in first position. In Canada, credit policies are designed to ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrower default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 33

TABLE 26:  CANADIAN REAL ESTATE SECURED LENDING1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total real estate secured lending
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					October 31, 2018
Total	$193,829	$50,554	$244,383	$35,605	$279,988
					October 31, 2017
Total	$190,325	$38,792	$229,117	$36,145	$265,262

[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

TABLE 27:  REAL ESTATE SECURED LENDING1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
									October 31, 2018
Canada
Atlantic provinces	$3,492	1.8%	$2,544	1.3%	$424	0.5%	$1,312	1.5%	$3,916	1.4%	$3,856	1.4%
British Columbia[4]	12,389	6.4	23,460	12.1	1,981	2.3	14,221	16.5	14,370	5.1	37,681	13.5
Ontario[4]	35,355	18.2	60,308	31.1	7,052	8.2	40,163	46.6	42,407	15.1	100,471	35.9
Prairies[4]	23,561	12.2	14,998	7.7	3,408	4.0	10,963	12.7	26,969	9.6	25,961	9.3
Québec	9,350	4.8	8,372	4.3	1,105	1.3	5,530	6.4	10,455	3.7	13,902	5.0
Total Canada	84,147	43.4%	109,682	56.6%	13,970	16.3%	72,189	83.7%	98,117	34.9%	181,871	65.1%
United States	900		30,462		1		12,367		901		42,829
Total	$85,047		$140,144		$13,971		$84,556		$99,018		$224,700
									October 31, 2017
Canada
Atlantic provinces	$3,749	2.0%	$2,225	1.2%	$487	0.6%	$1,187	1.6%	$4,236	1.6%	$3,412	1.3%
British Columbia[4]	14,561	7.7	19,774	10.4	2,329	3.1	11,386	15.2	16,890	6.4	31,160	11.7
Ontario[4]	41,319	21.7	50,882	26.5	8,052	10.7	32,474	43.3	49,371	18.6	83,356	31.5
Prairies[4]	25,421	13.4	14,080	7.4	3,861	5.2	9,640	12.9	29,282	11.0	23,720	8.9
Québec	10,576	5.6	7,738	4.1	1,286	1.7	4,235	5.7	11,862	4.5	11,973	4.5
Total Canada	95,626	50.4%	94,699	49.6%	16,015	21.3%	58,922	78.7%	111,641	42.1%	153,621	57.9%
United States	859		30,895		10		12,472		869		43,367
Total	$96,485		$125,594		$16,025		$71,394		$112,510		$196,988

[1]	Geographic location is based on the address of the property mortgaged.
[2]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[3]

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

[4]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to-date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 28:  RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION1,2

									As at
	<5 years	5 – <10 years	10 – <15 years	15 – <20 years	20 – <25 years	25 – <30 years	30 – <35 years	>=35 years	Total
							October 31, 2018
Canada	1.0%	3.8%	6.7%	15.1%	42.7%	30.1%	0.6%	–%	100.0%
United States	4.8	8.2	4.8	5.2	29.4	46.3	1.0	0.3	100.0
Total	1.6%	4.4%	6.5%	13.7%	40.8%	32.4%	0.6%	–%	100.0%
							October 31, 2017
Canada	1.1%	4.0%	7.3%	14.3%	41.8%	30.4%	1.1%	–%	100.0%
United States	4.3	7.3	7.6	5.2	20.7	53.8	0.8	0.3	100.0
Total	1.6%	4.5%	7.3%	13.0%	38.9%	33.7%	1.0%	–%	100.0%

[1]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[2]	Percentage based on outstanding balance.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 34

TABLE 29:  UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired1,2,3

	For the 12 months ended October 31, 2018			For the 12 months ended October 31, 2017
	Residential mortgages	Home equity lines of credit[4,5]	Total	Residential mortgages	Home equity lines of credit[4,5]	Total
Canada
Atlantic provinces	74%	70%	73%	73%	70%	72%
British Columbia[6]	66	62	64	67	62	65
Ontario[6]	67	65	67	68	65	66
Prairies[6]	73	71	72	73	71	72
Québec	73	73	73	72	73	73
Total Canada	68	66	67	69	66	67
United States	69	61	65	67	62	64
Total	68%	65%	67%	68%	65%	67%

[1]	Geographic location is based on the address of the property mortgaged.
[2]

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.

[3]	Based on house price at origination.
[4]	HELOC loan-to-value includes first position collateral mortgage, if applicable.
[5]	Home equity lines of credit fixed rate advantage option is included in loan-to-value calculation.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

IMPAIRED LOANS

A loan is considered impaired and migrates to Stage 3 when it is 90 days or more past due for retail exposures, rated BRR 9 for non-retail exposures, or when there is objective evidence that there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest. Gross impaired loans excluding FDIC covered loans and other ACI loans increased $69 million, or 2%, compared with the prior year.

In Canada, impaired loans net of Stage 3 allowances (counterparty-specific and individually insignificant allowances under IAS 39) increased by $98 million, or 18% in 2018. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $454 million, a decrease of $8 million, or 2%, compared with the prior year. Business and government loans net of Stage 3 allowances (counterparty-specific and individually insignificant allowances under IAS 39) were $198 million, an increase of $106 million, or 115%, compared with the prior year, largely due to new formations in the Canadian Commercial portfolio.

In the U.S., net impaired loans decreased by $28 million, or 2% in 2018. Residential mortgages, consumer instalment and other personal loans, and credit cards, had net impaired loans of $1,474 million, a decrease of $26 million, or 2%, compared with the prior year. Business and government net impaired loans were $342 million, a decrease of $2 million, or 1%, compared with the prior year.

Geographically, 26% of total net impaired loans were located in Canada and 74% in the U.S. The largest regional concentration of net impaired loans in Canada was in Ontario, increasing to 13% of total net impaired loans, compared with 8% in the prior year primarily reflecting new formations in the Canadian Commercial portfolio. The largest regional concentration of net impaired loans in the U.S. was in New England representing 18% of total net impaired loans, stable from the prior year.

TABLE 30:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES1,2,3

(millions of Canadian dollars)	2018	2017	2016
Personal, Business and Government Loans
Impaired loans as at beginning of period	$3,085	$3,509	$3,244
Classified as impaired during the period[4]	5,012	4,724	5,621
Transferred to not impaired during the period	(864)	(966)	(1,521)
Net repayments	(1,360)	(1,556)	(1,523)
Disposals of loans	(21)	–	(4)
Amounts written off	(2,748)	(2,538)	(2,350)
Recoveries of loans and advances previously written off	–	–	–
Exchange and other movements	50	(88)	42
Impaired loans as at end of year	$3,154	$3,085	$3,509
[1]	Includes customers' liability under acceptances.
[2]	Excludes ACI loans, DSCL under IAS 39, and DSAC and DSOCI under IFRS 9.
[3]	Includes loans that are measured at FVOCI.
[4]

Under IFRS 9, loans are considered impaired and migrate to Stage 3 when they are 90 days or more past due for retail exposures (including Canadian government-insured real estate personal loans), rated BRR 9 for non-retail exposures, or when there is objective evidence that there has been a deterioration of credit quality to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 35

TABLE 31:  IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES (NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES UNDER IAS 39) BY INDUSTRY SECTOR1,2,3,4

(millions of Canadian dollars, except as noted)							As at	Percentage of total
		Oct. 31 2018		Oct. 31 2017	Oct. 31 2016	Oct. 31 2015	Oct. 31 2014	Oct. 31 2018	Oct. 31 2017	Oct. 31 2016	Oct. 31 2015	Oct. 31 2014
	Gross impaired loans	Stage 3 allowances for loan losses impaired	Net impaired loans	Net impaired loans	Net impaired loans	Net impaired loans	Net impaired loans
Canada
Residential mortgages	$264	$18	$246	$279	$385	$378	$427	10.0%	11.6%	13.9%	14.2%	19.0%
Consumer instalment and other personal
HELOC	130	12	118	102	140	166	249	4.8	4.3	5.0	6.2	11.1
Indirect Auto	69	46	23	11	9	17	17	0.9	0.5	0.3	0.7	0.8
Other	46	34	12	19	20	19	20	0.5	0.8	0.7	0.7	0.9
Credit card[5]	132	77	55	51	46	45	66	2.2	2.1	1.7	1.7	2.9
Total personal	641	187	454	462	600	625	779	18.4	19.3	21.6	23.5	34.7
Real estate
Residential	9	6	3	3	3	6	10	0.1	0.1	0.1	0.2	0.4
Non-residential	4	2	2	3	7	7	4	0.1	0.1	0.3	0.3	0.2
Total real estate	13	8	5	6	10	13	14	0.2	0.2	0.4	0.5	0.6
Agriculture	6	2	4	5	9	3	5	0.2	0.2	0.3	0.1	0.3
Automotive	9	–	9	2	1	1	1	0.4	0.1	–	–	–
Financial	2	–	2	–	2	1	1	0.1	–	0.1	–	–
Food, beverage, and tobacco	2	1	1	1	2	1	–	–	–	0.1	–	–
Forestry	1	–	1	–	–	–	2	–	–	–	–	0.1
Government, public sector entities, and education	–	–	–	–	–	1	3	–	–	–	–	0.1
Health and social services	10	6	4	11	11	3	5	0.2	0.5	0.4	0.1	0.3
Industrial construction and trade contractors	139	3	136	2	11	2	1	5.5	0.1	0.4	0.1	–
Metals and mining	17	10	7	15	18	6	1	0.3	0.7	0.7	0.2	–
Pipelines, oil, and gas	23	14	9	22	51	68	1	0.4	0.9	1.8	2.6	–
Power and utilities	–	–	–	–	–	–	–	–	–	–	–	–
Professional and other services	10	5	5	6	4	4	4	0.2	0.2	0.1	0.2	0.2
Retail sector	12	7	5	8	11	9	7	0.2	0.3	0.4	0.3	0.4
Sundry manufacturing and wholesale	19	13	6	7	3	2	2	0.2	0.3	0.1	0.1	0.1
Telecommunications, cable, and media	3	2	1	–	–	2	1	–	–	–	0.1	–
Transportation	4	2	2	5	–	2	1	0.1	0.2	–	0.1	–
Other	5	4	1	2	4	3	5	–	0.1	0.1	0.1	0.3
Total business and government	275	77	198	92	137	121	54	8.0	3.8	4.9	4.5	2.4
Total Canada	916	264	652	554	737	746	833	26.4	23.1	26.5	28.0	37.1
United States
Residential mortgages	445	29	416	429	418	361	303	16.9	17.9	15.0	13.6	13.5
Consumer instalment and other personal
HELOC	855	59	796	795	863	780	325	32.3	33.1	31.0	29.3	14.5
Indirect Auto	223	25	198	234	190	155	128	8.0	9.8	6.8	5.8	5.7
Other	8	2	6	4	4	5	4	0.2	0.2	0.1	0.2	0.2
Credit card	322	264	58	38	38	44	29	2.4	1.6	1.4	1.7	1.3
Total personal	1,853	379	1,474	1,500	1,513	1,345	789	59.8	62.6	54.3	50.6	35.2
Real estate
Residential	29	5	24	27	54	68	79	1.0	1.1	1.9	2.6	3.5
Non-residential	104	7	97	73	87	133	154	3.9	3.1	3.1	5.0	6.9
Total real estate	133	12	121	100	141	201	233	4.9	4.2	5.0	7.6	10.4
Agriculture	2	–	2	2	1	1	1	0.1	0.1	–	–	–
Automotive	10	2	8	12	14	11	14	0.3	0.5	0.5	0.4	0.6
Financial	29	1	28	39	24	26	25	1.1	1.6	0.9	1.0	1.1
Food, beverage, and tobacco	12	2	10	9	4	7	9	0.4	0.4	0.1	0.3	0.4
Forestry	1	–	1	1	12	–	1	–	–	0.4	–	–
Government, public sector entities, and education	8	1	7	9	8	8	16	0.3	0.4	0.3	0.3	0.7
Health and social services	12	1	11	11	29	38	49	0.5	0.5	1.1	1.4	2.2
Industrial construction and trade contractors	21	2	19	20	22	30	26	0.8	0.8	0.8	1.1	1.2
Metals and mining	4	1	3	4	4	13	9	0.1	0.2	0.1	0.5	0.4
Pipelines, oil, and gas	12	1	11	17	77	6	–	0.5	0.7	2.8	0.2	–
Power and utilities	1	–	1	1	–	–	–	–	–	–	–	–
Professional and other services	47	3	44	46	75	74	84	1.8	1.9	2.7	2.8	3.7
Retail sector	39	2	37	37	43	65	80	1.5	1.6	1.6	2.4	3.6
Sundry manufacturing and wholesale	19	4	15	26	41	40	39	0.6	1.1	1.5	1.5	1.7
Telecommunications, cable, and media	3	–	3	1	9	13	16	0.1	–	0.3	0.5	0.7
Transportation	16	1	15	6	25	31	15	0.6	0.2	0.9	1.2	0.7
Other	16	10	6	3	6	5	5	0.2	0.1	0.2	0.2	0.3
Total business and government	385	43	342	344	535	569	622	13.8	14.3	19.2	21.4	27.7
Total United States	2,238	422	1,816	1,844	2,048	1,914	1,411	73.6	76.9	73.5	72.0	62.9
International
Business and government	–	–	–	–	–	–	–	–	–	–	–	–
Total international	–	–	–	–	–	–	–	–	–	–	–	–
Total	$3,154	$686	$2,468	$2,398	$2,785	$2,660	$2,244	100.0%	100.0%	100.0%	100.0%	100.0%
Net impaired loans as a % of common equity			3.33%	3.45%	4.09%	4.24%	4.28%

[1]	Includes customers' liability under acceptances.
[2]	Primarily based on the geographic location of the customer's address.
[3]	Includes loans that are measured at FVOCI.
[4]	Excludes ACI loans, DSCL under IAS 39, and DSAC and DSOCI under IFRS 9.
[5]	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 36

TABLE 32:  IMPAIRED LOANS NET OF STAGE 3 ALLOWANCE FOR LOAN LOSSES (NET OF COUNTERPARTY-SPECIFIC AND INDIVIDUALLY INSIGNIFICANT ALLOWANCES UNDER IAS 39) BY GEOGRAPHY1,2,3,4,5

(millions of Canadian dollars, except as noted)					As at	Percentage of total
			October 31 2018	October 31 2017	October 31 2016	October 31 2018	October 31 2017	October 31 2016
	Gross impaired loans	Stage 3 allowances for loan losses impaired	Net impaired loans	Net impaired loans	Net impaired loans
Canada
Atlantic provinces	$43	$13	$30	$29	$32	1.2%	1.2%	1.2%
British Columbia[6]	79	27	52	57	85	2.1	2.4	3.1
Ontario[6]	457	142	315	196	277	12.8	8.2	9.9
Prairies[6]	235	58	177	191	231	7.2	7.9	8.3
Québec	102	24	78	81	112	3.1	3.4	4.0
Total Canada	916	264	652	554	737	26.4	23.1	26.5
United States
Carolinas (North and South)	125	17	108	97	98	4.4	4.0	3.5
Florida	186	30	156	148	154	6.3	6.2	5.5
New England[7]	504	62	442	441	564	17.9	18.4	20.2
New Jersey	377	44	333	336	396	13.5	14.0	14.2
New York	403	49	354	366	328	14.3	15.3	11.8
Pennsylvania	134	21	113	126	161	4.6	5.2	5.8
Other	509	199	310	330	347	12.6	13.8	12.5
Total United States	2,238	422	1,816	1,844	2,048	73.6	76.9	73.5
Total	$3,154	$686	$2,468	$2,398	$2,785	100.0%	100.0%	100.0%
Net impaired loans as a % of net loans			0.37%	0.38%	0.46%
[1]	Includes customers' liability under acceptances.
[2]	Primarily based on the geographic location of the customer's address.
[3]	Includes loans that are measured at FVOCI.
[4]	Excludes ACI loans, DSCL under IAS 39, and DSAC and DSOCI under IFRS 9.
[5]	Credit cards are considered impaired when they are 90 days past due and written of at 180 days past due.
[6]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
[7]	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.

ALLOWANCE FOR CREDIT LOSSES

The allowance for loan losses including off-balance sheet positions of $4,578 million as at October 31, 2018, was comprised of Stage 3 allowance for impaired loans of $704 million, Stage 2 allowance of $1,696 million, and Stage 1 allowance of $2,178 million collectively for performing loans and off-balance sheet positions.

Stage 3 allowances (impaired)

The Stage 3 allowance for loan losses decreased $144 million, or 17%, compared with the counterparty-specific and individually insignificant allowances under IAS 39 last year primarily reflecting certain debt securities classified as loans under IAS 39 now classified as debt securities at amortized cost as a result of the adoption of IFRS 9.

Stage 1 and Stage 2 allowances (performing)

As at October 31, 2018, the Stage 1 and 2 allowances (allowance for incurred but not identified credit losses under IAS 39) was $3,874 million, up from $3,502 million as at October 31, 2017. The increase was primarily due to the impact of methodology changes related to the adoption of IFRS 9 including where Stage 2 loans are measured on a lifetime ECL methodology, and the impact of foreign exchange.

PROVISION FOR CREDIT LOSSES

The PCL is the amount charged to income to bring the total allowance for credit losses, including both Stage 1 and 2 allowances (performing) and Stage 3 allowance (impaired), to a level that management considers adequate to absorb expected and incurred credit-related losses in the Bank's loan portfolio. Provisions are reduced by any recoveries in the year.

In Canada PCL – impaired relating to residential mortgages, consumer instalment and other personal loans, and credit card loans was $880 million, a decrease of $51 million, or 5%, compared to 2017 reflecting continued strong credit performance. PCL – impaired related to business and government loans was $45 million, an increase of $10 million, or 29%, primarily reflecting a lower recovery of provisions in the oil and gas sector compared with prior year.

In the U.S. PCL – impaired related to residential mortgages, consumer instalment and other personal loans, and credit card loans was $1,260 million, an increase of $201 million, or 19%, compared to 2017, primarily reflecting volume growth, seasoning, and mix in the credit card and auto portfolios and the impact of foreign exchange. PCL – impaired related to business and government loans was $7 million, an increase of $2 million compared to 2017.

Geographically, 43% of PCL – impaired were attributed to Canada and 58% to the U.S. including recoveries in the acquired credit-impaired loan portfolios. The largest regional concentration of PCL – impaired in Canada was in Ontario, which represented 17% of total PCL – impaired, down from 19% in 2017. The largest regional concentration of PCL – impaired in the U.S. was in New England, representing 7% of total PCL – impaired, remaining stable from the prior year.

The following table provides a summary of provisions charged to the Consolidated Statement of Income.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 37

TABLE 33:  PROVISION FOR CREDIT LOSSES UNDER IFRS 9

(millions of Canadian dollars)	2018
Provision for credit losses – Stage 3 (impaired)
Canadian Retail	$927
U.S. Retail	776
Wholesale Banking	(8)
Corporate[1]	471
Total provision for credit losses – Stage 3	2,166
Provision for credit losses – Stage 1 and Stage 2 (performing)[2]
Canadian Retail	71
U.S. Retail	141
Wholesale Banking	11
Corporate[1]	91
Total provision for credit losses – Stage 1 and 2	314
Provision for credit losses	$2,480

[1]	Includes PCL on the retailer program partners' share of the U.S. strategic cards portfolio.
[2]	Includes financial asset, loan commitments, and financial guarantees.

TABLE 34:  PROVISION FOR CREDIT LOSSES UNDER IAS 39

(millions of Canadian dollars)	2017	2016
Provision for credit losses – counterparty-specific and individually insignificant
Counterparty-specific	$40	$139
Individually insignificant	2,575	2,334
Recoveries	(625)	(602)
Total provision for credit losses for counterparty-specific and individually insignificant	1,990	1,871
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking[1]	–	165
U.S. Retail	144	210
Corporate[2]	82	84
Total provision for credit losses – incurred but not identified	226	459
Provision for credit losses	$2,216	$2,330

[1]	The incurred but not identified PCL is included in the Corporate segment results for management reporting.
[2]	The retailer program partners' share of the U.S. strategic cards portfolio.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 38

TABLE 35:  PROVISION FOR LOAN LOSSES BY INDUSTRY SECTOR1,2

(millions of Canadian dollars, except as noted)	For the years ended			Percentage of total
	October 31 2018	October 31 2017	October 31 2016	October 31 2018	October 31 2017	October 31 2016
Stage 3 provision for loan losses (impaired) (Counterparty-specific and individually insignificant provision under IAS 39)
Canada
Residential mortgages	$15	$22	$15	0.7%	1.1%	0.8%
Consumer instalment and other personal
HELOC	11	7	5	0.5	0.4	0.3
Indirect auto	205	245	253	9.5	12.3	13.5
Other	178	172	169	8.2	8.6	9.0
Credit card	471	485	503	21.7	24.4	26.9
Total personal	880	931	945	40.6	46.8	50.5
Real estate
Residential	(2)	–	–	(0.1)	–	–
Non-residential	3	1	–	0.1	0.1	–
Total real estate	1	1	–	–	0.1	–
Agriculture	1	–	–	–	–	–
Automotive	3	–	1	0.1	–	0.1
Financial	–	–	–	–	–	–
Food, beverage, and tobacco	–	–	(3)	–	–	(0.2)
Forestry	–	1	–	–	0.1	–
Government, public sector entities, and education	–	–	(1)	–	–	(0.1)
Health and social services	3	4	4	0.1	0.2	0.2
Industrial construction and trade contractors	2	9	11	0.1	0.4	0.6
Metals and mining	4	5	1	0.2	0.2	0.1
Pipelines, oil, and gas	(2)	(11)	43	(0.1)	(0.5)	2.3
Power and utilities	–	–	–	–	–	–
Professional and other services	4	6	9	0.2	0.3	0.5
Retail sector	14	11	12	0.7	0.5	0.6
Sundry manufacturing and wholesale	(2)	1	14	(0.1)	0.1	0.7
Telecommunications, cable, and media	2	1	1	0.1	0.1	0.1
Transportation	2	2	4	0.1	0.1	0.2
Other	13	5	7	0.7	0.2	0.4
Total business and government	45	35	103	2.1	1.8	5.5
Total Canada	925	966	1,048	42.7	48.6	56.0
United States
Residential mortgages	13	7	16	0.7	0.4	0.9
Consumer instalment and other personal
HELOC	15	7	58	0.7	0.4	3.1
Indirect auto	272	229	146	12.5	11.5	7.8
Other	155	128	96	7.2	6.4	5.1
Credit card	805	688	491	37.1	34.5	26.2
Total personal	1,260	1,059	807	58.2	53.2	43.1
Real estate
Residential	(2)	1	(5)	(0.1)	0.1	(0.3)
Non-residential	(4)	(3)	6	(0.2)	(0.2)	0.4
Total real estate	(6)	(2)	1	(0.3)	(0.1)	0.1
Agriculture	–	–	–	–	–	–
Automotive	1	(1)	1	–	(0.1)	0.1
Financial	7	19	(3)	0.3	1.0	(0.2)
Food, beverage, and tobacco	(1)	1	1	–	0.1	0.1
Forestry	–	(7)	7	–	(0.4)	0.4
Government, public sector entities, and education	–	(2)	(6)	–	(0.1)	(0.4)
Health and social services	–	(6)	2	–	(0.3)	0.1
Industrial construction and trade contractors	1	7	(1)	–	0.4	(0.1)
Metals and mining	2	(1)	3	0.1	(0.1)	0.2
Pipelines, oil, and gas	(7)	(15)	25	(0.3)	(0.8)	1.2
Power and utilities	–	(1)	1	–	(0.1)	0.1
Professional and other services	(1)	3	(2)	–	0.2	(0.1)
Retail sector	–	–	(4)	–	–	(0.2)
Sundry manufacturing and wholesale	1	(6)	(4)	–	(0.3)	(0.2)
Telecommunications, cable, and media	1	(1)	3	–	(0.1)	0.2
Transportation	(4)	1	1	(0.2)	0.1	0.1
Other	13	16	14	0.7	0.8	0.7
Total business and government	7	5	39	0.3	0.2	2.1
Total United States	1,267	1,064	846	58.5	53.4	45.2
Total excluding other loans	2,192	2,030	1,894	101.2	102.0	101.2
Other loans
Debt securities classified as loans	–	(2)	8	–	(0.1)	0.4
Acquired credit-impaired loans[3]	(26)	(38)	(31)	(1.2)	(1.9)	(1.6)
Total other loans	(26)	(40)	(23)	(1.2)	(2.0)	(1.2)
Total Stage 3 provision for loan losses (impaired) (Counterparty-specific and individually insignificant provision under IAS 39)	$2,166	$1,990	$1,871	100.0%	100.0%	100.0%
Stage 1 and 2 provision for loan losses (Incurred but not identified provision under IAS 39)
Personal, business, and government	$306	$237	$463
Debt securities classified as loans	–	(11)	(4)
Total Stage 1 and 2 provision for loan losses (Incurred but not identified provision under IAS 39)	306	226	459
Total provision for loan losses	$2,472	$2,216	$2,330

[1]	Primarily based on the geographic location of the customer's address.
[2]	Includes loans that are measured at fair value through other comprehensive income.
[3]	Includes all FDIC covered loans and other ACI loans.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 39

TABLE 36:  PROVISION FOR LOAN LOSSES BY GEOGRAPHY1,2,3

(millions of Canadian dollars, except as noted)	For the years ended			Percentage of total
	October 31 2018	October 31 2017	October 31 2016	October 31 2018	October 31 2017	October 31 2016
Canada
Atlantic provinces	$74	$75	$69	3.0%	3.4%	3.0%
British Columbia[4]	106	109	120	4.3	4.9	5.1
Ontario[4]	361	374	400	14.6	16.9	17.2
Prairies[4]	262	258	310	10.6	11.6	13.3
Québec	122	150	149	4.9	6.8	6.4
Total Canada	925	966	1,048	37.4	43.6	45.0
United States
Carolinas (North and South)	54	42	33	2.2	1.9	1.4
Florida	93	77	53	3.8	3.5	2.3
New England[5]	148	112	112	6.0	5.1	4.8
New Jersey	107	95	81	4.3	4.3	3.4
New York	142	143	98	5.7	6.4	4.2
Pennsylvania	51	52	41	2.1	2.3	1.8
Other[6]	672	543	428	27.2	24.5	18.4
Total United States	1,267	1,064	846	51.3	48.0	36.3
Total excluding other loans	2,192	2,030	1,894	88.7	91.6	81.3
Other loans	(26)	(40)	(23)	(1.1)	(1.8)	(1.0)
Total Stage 3 provision for loan losses (impaired) (Counterparty- specific and individually insignificant provision under IAS 39)	2,166	1,990	1,871	87.6	89.8	80.3
Stage 1 and 2 provision for loan losses (incurred but not identified provision under IAS 39)	306	226	459	12.4	10.2	19.7
Total provision for loan losses	$2,472	$2,216	$2,330	100.0%	100.0%	100.0%

Provision for loan losses as a % of average net loans and acceptances[6]	October 31 2018	October 31 2017	October 31 2016
Canada
Residential mortgages	0.01%	0.01%	0.01%
Credit card, consumer instalment and other personal	0.63	0.73	0.81
Business and government	0.04	0.04	0.12
Total Canada	0.21	0.24	0.27
United States
Residential mortgages	0.04	0.03	0.06
Credit card, consumer instalment and other personal	2.18	1.92	1.50
Business and government	0.01	–	0.04
Total United States	0.63	0.55	0.46
International	–	–	–
Total excluding other loans	0.34	0.34	0.33
Other loans	(4.97)	(1.47)	(0.84)
Total Stage 3 provision for loan losses (impaired) counterparty- specific and individually insignificant provision (under IAS 39)	0.34	0.33	0.32
Stage 1 and 2 provision for loan losses (Incurred but not identified provision under IAS 39)	0.05	0.04	0.08
Total provision for loan losses as a % of average net loans and acceptances	0.39%	0.36%	0.40%

[1]	Primarily based on the geographic location of the customer's address.
[2]	Includes loans that are measured at fair value through other comprehensive income.
[3]	Includes customers' liability under acceptances.
[4]	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and Northwest Territories is included in the Prairies region.
[5]	The states included in New England are as follows: Connecticut, Maine, Massachusetts, New Hampshire, and Vermont.
[6]	Other includes PCL attributable to other states/regions including those outside TD's core U.S. geographic footprint.

NON-PRIME LOANS

As at October 31, 2018, the Bank had approximately $2.8 billion (October 31, 2017 – $2.5 billion), gross exposure to non-prime loans, which primarily consist of automotive loans originated in Canada. The credit loss rate, an indicator of credit quality, and defined as annual PCL divided by the average month-end loan balance was approximately 3.77% on an annual basis (October 31, 2017 – 5.25%), remaining at cyclically low levels. These loans are recorded at amortized cost.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 40

SOVEREIGN RISK

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 37:  EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty1

(millions of Canadian dollars)													As at
	Loans and commitments[2]				Derivatives, repos, and securities lending[3]				Trading and investment portfolio[4,5]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[6]
Country											October 31, 2018
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	178	1	179	–	–	3	3	26	22	5	53	235
Ireland	–	–	197	197	17	–	268	285	–	–	–	–	482
Portugal	–	–	–	–	–	139	56	195	1	–	–	1	196
Spain	–	30	56	86	–	–	61	61	23	522	–	545	692
Total GIIPS	–	208	254	462	17	139	388	544	50	544	5	599	1,605
Rest of Europe
Austria	–	–	7	7	9	46	12	67	–	1,008	–	1,008	1,082
Belgium	263	–	225	488	140	34	486	660	40	94	2	136	1,284
Finland	–	141	–	141	–	36	110	146	–	1,071	–	1,071	1,358
France	579	514	133	1,226	77	621	1,822	2,520	122	5,613	176	5,911	9,657
Germany	1,106	354	210	1,670	443	805	933	2,181	240	7,779	63	8,082	11,933
Luxembourg	–	–	99	99	28	–	396	424	3	–	–	3	526
Netherlands	509	706	194	1,409	273	506	362	1,141	44	3,717	265	4,026	6,576
Norway	121	33	5	159	20	288	54	362	24	426	630	1,080	1,601
Sweden	–	67	95	162	–	287	235	522	15	1,548	644	2,207	2,891
Switzerland	997	58	89	1,144	37	–	2,127	2,164	39	–	25	64	3,372
United Kingdom	2,872	1,082	19	3,973	1,558	559	9,262	11,379	336	857	2,429	3,622	18,974
Other[7]	–	5	–	5	2	164	365	531	–	395	66	461	997
Total Rest of Europe	6,447	2,960	1,076	10,483	2,587	3,346	16,164	22,097	863	22,508	4,300	27,671	60,251
Total Europe	$6,447	$3,168	$1,330	$10,945	$2,604	$3,485	$16,552	$22,641	$913	$23,052	$4,305	$28,270	$61,856

Country											October 31, 2017
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	168	3	171	–	–	3	3	29	35	2	66	240
Ireland	–	–	194	194	11	–	274	285	–	–	–	–	479
Portugal	–	–	–	–	–	–	16	16	7	–	–	7	23
Spain	–	99	47	146	–	–	35	35	9	1,277	3	1,289	1,470
Total GIIPS	–	267	244	511	11	–	328	339	45	1,312	5	1,362	2,212
Rest of Europe
Austria	–	–	–	–	12	11	1	24	–	1,073	51	1,124	1,148
Belgium	258	–	–	258	188	23	9	220	42	90	–	132	610
Finland	6	134	1	141	–	40	1	41	–	1,066	–	1,066	1,248
France	602	636	117	1,355	66	604	2,532	3,202	78	5,337	275	5,690	10,247
Germany	1,259	522	28	1,809	419	901	873	2,193	233	7,568	45	7,846	11,848
Luxembourg	–	–	–	–	35	–	1,138	1,173	6	–	–	6	1,179
Netherlands	548	339	161	1,048	320	727	323	1,370	72	4,109	313	4,494	6,912
Norway	–	67	4	71	22	311	22	355	1	327	457	785	1,211
Sweden	–	105	122	227	–	361	245	606	5	1,189	788	1,982	2,815
Switzerland	975	58	42	1,075	34	–	601	635	55	–	59	114	1,824
United Kingdom	2,511	2,784	20	5,315	836	580	9,086	10,502	269	2,082	1,744	4,095	19,912
Other[7]	–	5	–	5	5	130	178	313	–	282	11	293	611
Total Rest of Europe	6,159	4,650	495	11,304	1,937	3,688	15,009	20,634	761	23,123	3,743	27,627	59,565
Total Europe	$6,159	$4,917	$739	$11,815	$1,948	$3,688	$15,337	$20,973	$806	$24,435	$3,748	$28,989	$61,777

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as of October 31, 2017 and October 31, 2018.

[3]

Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $0.4 billion (October 31, 2017 – $1.5 billion) for GIIPS and $66 billion (October 31, 2017 – $67.4 billion) for the rest of Europe. Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.

[4]	Trading and Investment portfolio includes deposits and trading exposures are net of eligible short positions.
[5]	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were not significant as at October 31, 2018, and October 31, 2017.
[6]	The reported exposures do not include $0.2 billion of protection the Bank purchased through credit default swaps (October 31, 2017 – $0.2 billion).
[7]

Other European exposure is distributed across 9 countries (October 31, 2017 – 8 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1 billion as at October 31, 2018.

Of the Bank's European exposure, approximately 96% (October 31, 2017 – 96%) is to counterparties in countries rated AA or better by either Moody's Investor Services (Moody's) or Aa3 or better by Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated AA or better, and cash. The Bank also takes a limited amount of exposure to well rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $11.2 billion (October 31, 2017 – $9.5 billion) of exposure to supranational entities with European sponsorship and $1.0 billion (October 31, 2017 – $2.3 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 41

GROUP FINANCIAL CONDITION

Capital Position

TABLE 38:  CAPITAL STRUCTURE AND RATIOS – Basel III1

(millions of Canadian dollars, except as noted)	2018	2017
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$21,267	$20,967
Retained earnings	46,145	40,489
Accumulated other comprehensive income	6,639	8,006
Common Equity Tier 1 Capital before regulatory adjustments	74,051	69,462

Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(19,285)	(18,820)
Intangibles (net of related tax liability)	(2,236)	(2,310)
Deferred tax assets excluding those arising from temporary differences	(317)	(113)
Cash flow hedge reserve	2,568	506
Shortfall of provisions to expected losses	(953)	(805)
Gains and losses due to changes in own credit risk on fair valued liabilities	(115)	(73)
Defined benefit pension fund net assets (net of related tax liability)	(113)	(13)
Investment in own shares	(123)	–
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	(1,088)	(1,206)
Total regulatory adjustments to Common Equity Tier 1 Capital	(21,662)	(22,834)
Common Equity Tier 1 Capital	52,389	46,628

Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	4,996	4,247
Directly issued capital instruments subject to phase out from Additional Tier 1	2,455	3,229
Additional Tier 1 instruments issued by subsidiaries and held by third parties subject to phase out	245	–
Additional Tier 1 Capital instruments before regulatory adjustments	7,696	7,476

Additional Tier 1 Capital instruments regulatory adjustments
Investment in own Additional Tier 1 instruments	–	(1)
Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(352)
Total regulatory adjustments to Additional Tier 1 Capital	(350)	(353)
Additional Tier 1 Capital	7,346	7,123
Tier 1 Capital	59,735	53,751

Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	8,927	7,156
Directly issued capital instruments subject to phase out from Tier 2	198	2,648
Tier 2 instruments issued by subsidiaries and held by third parties subject to phase out	–	–
Collective allowances	1,734	1,668
Tier 2 Capital before regulatory adjustments	10,859	11,472

Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	–	(25)
Significant investments in the capital of banking, financial, and insurance entities that are outside consolidation, net of eligible short positions	(160)	(160)
Total regulatory adjustments to Tier 2 Capital	(160)	(185)
Tier 2 Capital	10,699	11,287
Total Capital	$70,434	$65,038

Risk-weighted assets[2,3]
Common Equity Tier 1 Capital	$435,632	$435,750
Tier 1 Capital	435,780	435,750
Total Capital	435,927	435,750
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of CET1 Capital risk-weighted assets)	12.0%	10.7%
Tier 1 Capital (as percentage of Tier 1 Capital risk-weighted assets)	13.7	12.3
Total Capital (as percentage of Total Capital risk-weighted assets)	16.2	14.9
Leverage ratio[4]	4.2	3.9

[1]	Capital position has been calculated using the "all-in" basis.
[2]

Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2018, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA are 80%, 83%, and 86%, respectively. For fiscal 2017, the corresponding scalars were 72%, 77%, and 81%, respectively.

[3]

As at October 31, 2017, RWA for all ratios were the same due to the regulatory floor which was based on Basel I risk weights. As at October 31, 2018, the regulatory floor is based on Basel II standardized risk weights and is no longer triggered resulting in a separate RWA for each ratio due to the CVA scalar.

[4]	The leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 42

THE BANK'S CAPITAL MANAGEMENT OBJECTIVES

The Bank's capital management objectives are:

•	To be an appropriately capitalized financial institution as determined by:
–	the Bank's Risk Appetite Statement (RAS);
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank's internal assessment of capital requirements consistent with the Bank's risk profile and risk tolerance levels.
•	To have the most economically achievable weighted-average cost of capital, consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected events; and
–	support and facilitate business growth and/or acquisitions consistent with the Bank's strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank's overall cost of funds and to maintain accessibility to required funding.

These objectives are applied in a manner consistent with the Bank's overall objective of providing a satisfactory return on shareholders' equity.

CAPITAL SOURCES

The Bank's capital is primarily derived from common shareholders and retained earnings. Other sources of capital include the Bank's preferred shareholders and holders of the Bank's subordinated debt.

CAPITAL MANAGEMENT

The Treasury and Balance Sheet Management (TBSM) group manages capital for the Bank and is responsible for forecasting and monitoring compliance with capital targets. The Board of Directors (the "Board") oversees capital adequacy risk management.

The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank's internal capital generation, management of the balance sheet, and periodic issuance of capital securities.

ECONOMIC CAPITAL

Economic capital is the Bank's internal measure of capital requirements and is one of the key components in the Bank's assessment of internal capital adequacy. Economic capital is comprised of both risk-based capital required to fund losses that could occur under extremely adverse economic or operational conditions and investment capital utilized to fund acquisitions or investments to support future earnings growth.

The Bank uses internal models to determine the amount of risk-based capital required to support the risks resulting from the Bank's business operations. Characteristics of these models are described in the "Managing Risk" section of this document. The objective of the Bank's economic capital framework is to hold risk-based capital to cover unexpected losses in a manner consistent with the Bank's capital management objectives.

The Bank operates its capital regime under the Basel Capital Framework. Consequently, in addition to addressing Pillar 1 risks covering credit risk, market risk, and operational risk, the Bank's economic capital framework captures other material Pillar 2 risks including non-trading market risk for the retail portfolio (interest rate risk in the banking book), additional credit risk due to concentration (commercial and wholesale portfolios) and risks classified as "Other", namely business risk, insurance risk, and risks associated with the Bank's significant investments. The framework also captures diversification benefits across risk types and business segments.

Please refer to the "Economic Capital and Risk-Weighted Assets by Segment" section for a business segment breakdown of the Bank's economic capital.

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.

OSFI's Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is to be phased in over a five year period based on a scalar approach. For fiscal 2018, the scalars for inclusion of the CVA for CET1, Tier 1, and Total Capital RWA are 80%, 83%, and 86%, respectively. All of the above scalars will increase to 100% in 2019 for the CET1, Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6.0%, and 8.0%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7.0%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8.0%, 9.5%, and 11.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted-average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 43

Effective November 1, 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures was capped at 1.25% of total RWA in the first quarter of 2017 and increases each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at October 31, 2018, the CCB is only applicable to private sector credit exposures located in Hong Kong, Sweden, Norway, and the United Kingdom. Based on the allocation of exposures and buffers currently in place in Hong Kong, Sweden, Norway, and the United Kingdom, the Bank's countercyclical buffer requirement is 0% as at October 31, 2018.

On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffer through the introduction of the public Domestic Stability Buffer (DSB). The DSB is held by D-SIBs against Pillar 2 risks associated with systemic vulnerabilities including, but not limited to: i) Canadian consumer indebtedness; ii) asset imbalances in the Canadian market; and iii) Canadian institutional indebtedness. The level of the buffer ranges between 0% and 2.5% of total RWA and must be met with CET1 Capital. The current buffer is set at 1.5%, effectively raising the CET1 target to 9.5%. At a minimum, OSFI will review the buffer semi-annually and any changes will be made public. A breach of the buffer will not automatically constrain capital distributions; however, OSFI will require a remediation plan.

Effective in the second quarter of 2018, OSFI implemented a revised methodology for calculating the regulatory capital floor. The revised floor is based on the standardized approach (TSA), with the floor factor transitioned in over three quarters. The factor increased from 70% in the second quarter of 2018, to 72.5% in the third quarter, and 75% in the current quarter. The Bank is not constrained by the capital floor.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3.0%.

Capital Position and Capital Ratios

The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, market, and operational risks. The Bank uses the advanced approaches for the majority of its portfolios. Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWA in the U.S. Retail segment using the Advanced Internal Ratings Based (AIRB) approach. The remaining assets in the U.S. Retail segment continue to use TSA for credit risk.

For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI's Minimum Continuing Capital Surplus Requirements and Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.

Some of the Bank's subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which they must maintain and which may limit the Bank's ability to extract capital or funds for other uses.

As at October 31, 2018, the Bank's CET1, Tier 1, and Total Capital ratios were 12.0%, 13.7%, and 16.2%, respectively. Compared with the Bank's CET1 Capital ratio of 10.7% at October 31, 2017, the CET1 Capital ratio, as at October 31, 2018, increased due to organic capital growth, implementation of the revised regulatory capital floor in the second quarter of 2018, actuarial gains on employee benefit plans primarily due to an increase in discount rates, partially offset by RWA growth across all segments, common shares repurchased, and the impact of the U.S. tax reform.

As at October 31, 2018, the Bank's leverage ratio was 4.2%. Compared with the Bank's leverage ratio of 3.9% at October 31, 2017, the leverage ratio, as at October 31, 2018, increased as capital generation and preferred share issuances were partially offset by business growth in all segments.

Common Equity Tier 1 Capital

CET1 Capital was $52.4 billion as at October 31, 2018. Strong earnings growth contributed the majority of CET1 Capital growth in the year. Capital management funding activities during the year included the common share issuance of $518 million under the dividend reinvestment plan and from stock option exercises.

Tier 1 and Tier 2 Capital

Tier 1 Capital was $60 billion as at October 31, 2018, consisting of CET1 Capital and Additional Tier 1 Capital of $52 billion and $8 billion, respectively. Tier 1 Capital management activities during the year consisted of the issuance of $350 million non-cumulative Rate Reset Preferred Shares, Series 18 and $400 million non-cumulative Rate Reset Preferred Shares, Series 20, both of which included NVCC Provisions to ensure loss absorbency at the point of non-viability; and the redemption of Class A Preferred Shares Series S, Series T, Series Y, and Series Z, totalling $500 million. On November 26, 2018, TD Capital Trust III (Trust III) announced its intention to redeem all of the outstanding TD Capital Trust III Securities – Series 2008 (TD CaTS III) on December 31, 2018.

Tier 2 Capital was $10 billion as at October 31, 2018. Tier 2 Capital management activities during the year consisted of the issuance of $1.75 billion 3.589% subordinated debentures due September 14, 2028, which included NVCC Provisions to ensure loss absorbency at the point of non-viability, the redemption of $650 million 5.828% subordinated debentures due July 9, 2023, and the redemption of $1.8 billion 5.763% subordinated debentures due December 18, 2106.

INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS

The Bank's Internal Capital Adequacy Assessment Process (ICAAP) is an integrated enterprise-wide process that encompasses the governance, management, and control of risk and capital functions within the Bank. It provides a framework for relating risks to capital requirements through the Bank's capital modeling and stress testing practices which help inform the Bank's overall CAR.

The ICAAP is led by TBSM and is supported by numerous functional areas who together help assess the Bank's internal capital adequacy. This assessment ultimately represents the capacity to bear risk in congruence with the Bank's risk profile and RAS. TBSM assesses and monitors the overall adequacy of the Bank's available capital in relation to both internal and regulatory capital requirements under normal and stressed conditions.

DIVIDENDS

At October 31, 2018, the quarterly dividend was $0.67 per share, consistent with the Bank's current target payout range of 40% to 50% of adjusted earnings. Cash dividends declared and paid during the year totalled $2.61 per share (2017 – $2.35). For cash dividends payable on the Bank's preferred shares, refer to Note 21 of the 2018 Consolidated Financial Statements. As at October 31, 2018, 1,828 million common shares were outstanding (2017 – 1,840 million). The Bank's ability to pay dividends is subject to the requirements of the Bank Act and OSFI. Refer to Note 21 of the 2018 Consolidated Financial Statements for further information on dividend restrictions.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 44

NORMAL COURSE ISSUER BID

As approved by the Board on November 28, 2018, the Bank announced its intention to amend its normal course issuer bid (NCIB) for up to an additional 20 million of its common shares, subject to the approval of OSFI and the Toronto Stock Exchange (TSX). The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

On April 19, 2018, the Bank announced that the TSX and OSFI approved the Bank's previously announced NCIB to repurchase for cancellation up to 20 million of the Bank's common shares. During the year ended October 31, 2018, the Bank repurchased 20 million common shares under its NCIB at an average price of $75.07 per share for a total amount of $1.5 billion.

The Bank had repurchased 22.98 million common shares under its previous NCIB announced in March 2017, as amended in September 2017, at an average price of $60.78 per share for a total amount of $1.4 billion.

RISK-WEIGHTED ASSETS

Based on Basel III, RWA are calculated for each of credit risk, market risk, and operational risk. Details of the Bank's RWA are included in the following table.

TABLE 39:  COMMON EQUITY TIER 1 CAPITAL RISK-WEIGHTED ASSETS1,2

(millions of Canadian dollars)		As at
	October 31, 2018	October 31, 2017
Credit risk
Retail
Residential secured	$31,280	$30,500
Qualifying revolving retail	29,276	19,432
Other retail	44,564	45,300
Non-retail
Corporate	182,685	168,119
Sovereign	8,370	7,618
Bank	9,001	8,275
Securitization exposures	13,142	14,442
Equity exposures	1,173	805
Exposures subject to standardized or Internal Ratings Based (IRB) approaches	319,491	294,491
Adjustment to IRB RWA for scaling factor	10,189	8,615
Other assets not included in standardized or IRB approaches	40,364	36,687
Total credit risk	370,044	339,793
Market risk	13,213	14,020
Operational risk	52,375	48,392
Regulatory floor	–	33,545
Total	$435,632	$435,750

[1]

Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2018, the scalars for inclusion of CVA for CET1, Tier 1 and Total Capital RWA are 80%, 83%, and 86%, respectively. For fiscal 2017, the scalars were 72%, 77%, and 81%, respectively.

[2]

As at October 31, 2017, RWA for all ratios were the same due to the regulatory floor which was based on Basel I risk weights. As at October 31, 2018, the regulatory floor is based on Basel II standardized risk weights and is no longer triggered resulting in a separate RWA for each ratio due to the CVA.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 45

ECONOMIC CAPITAL AND RISK-WEIGHTED ASSETS BY SEGMENT

The following chart provides a breakdown of the Bank's RWA and economic capital as at October 31, 2018. RWA reflects capital requirements assessed based on regulatory prescribed rules for credit risk, trading market risk, and operational risk. Economic capital reflects the Bank's internal view of capital requirements for these risks as well as risks not captured within the assessment of RWA as described in the "Economic Capital" section of this document. The results shown in the chart do not reflect attribution of goodwill and intangibles. For additional information on the risks highlighted below, refer to the "Managing Risk" section of this document.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 46

TABLE 40:  EQUITY AND OTHER SECURITIES1

(millions of shares/units, except as noted)		As at
	October 31, 2018	October 31, 2017
	Number of shares/units	Number of shares/units
Common shares outstanding	1,830.4	1,842.5
Treasury shares – common	(2.1)	(2.9)
Total common shares	1,828.3	1,839.6
Stock options
Vested	4.7	5.4
Non-vested	8.4	8.9
Preferred shares – Class A
Series S2	–	5.4
Series T3	–	4.6
Series Y4	–	5.5
Series Z5	–	4.5
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12	28.0	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
Series 18[6]	14.0	–
Series 20[7]	16.0	–
Total preferred shares – equity	200.0	190.0
Treasury shares – preferred	(0.3)	(0.3)
Total preferred shares	199.7	189.7
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008[8]	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0

1	For further details, including the principal amount, conversion and exchange features, and distributions, refer to Note 21 of the 2018 Consolidated Financial Statements.
2

On July 31, 2018, the Bank redeemed all of its 5.4 million outstanding Class A First Preferred Shares, Series S ("Series S Shares"), at the redemption price of $25.00 per Series S Share, for total redemption costs of approximately $135 million.

3

On July 31, 2018, the Bank redeemed all of its 4.6 million outstanding Class A First Preferred Shares, Series T ("Series T Shares"), at the redemption price of $25.00 per Series T Share, for total redemption costs of approximately $115 million.

4

On October 31, 2018, the Bank redeemed all of its 5.5 million outstanding Class A First Preferred Shares, Series Y ("Series Y Shares"), at a redemption price of $25.00 per Series Y Share, for total redemption costs of approximately $137 million.

5

On October 31, 2018, the Bank redeemed all of its 4.5 million outstanding Class A First Preferred Shares, Series Z ("Series Z Shares"), at a redemption price of $25.00 per Series Z Share, for total redemption costs of approximately $113 million.

6

Non-Cumulative 5-Year Rate Reset Preferred Shares (NVCC), Series 18 (the "Series 18 Shares") issued by the Bank on March 14, 2018, at a price of $25 per share, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 4.7% for the initial period ending April 30, 2023. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 2.7%. Holders of these shares will have the right to convert their shares into non-cumulative NVCC Floating Rate Preferred Shares, Series 19, subject to certain conditions, on April 30, 2023, and on April 30 every five years thereafter. Holders of the Series 19 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.7%. The Series 18 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on April 30, 2023, and on April 30 every five years thereafter.

7

Non-Cumulative 5-Year Rate Reset Preferred Shares (NVCC), Series 20 (the "Series 20 Shares") issued by the Bank on September 13, 2018, at a price of $25 per share, with quarterly non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of 4.75% for the initial period ending October 31, 2023. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 2.59%. Holders of these shares will have the right to convert their shares into non-cumulative NVCC Floating Rate Preferred Shares, Series 21, subject to certain conditions, on October 31, 2023, and on October 31 every five years thereafter. Holders of the Series 21 Shares will be entitled to receive quarterly floating rate dividends, if declared, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.59%. The Series 20 Shares are redeemable by the Bank, subject to regulatory consent, at $25 per share on October 31, 2023, and on October 31 every five years thereafter.

8	On November 26, 2018, Trust III announced its intention to redeem all of the outstanding TD CaTS III on December 31, 2018.

Preferred shares Series 1, 3, 5, 7, 9, 11, 12, 14, 16, 18, and 20 include NVCC provisions. If a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.0 billion in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 2,550 million in aggregate. The following subordinated debentures contain NVCC provisions: the 2.692% subordinated debentures due June 24, 2025, 2.982% subordinated debentures due September 30, 2025, 3.589% subordinated debentures due September 14, 2028, 3.224% subordinated debentures due July 25, 2029, 4.859% subordinated debentures due March 4, 2031, and the 3.625% subordinated debentures due September 15, 2031. Refer to Note 19 of the Bank's 2018 Consolidated Financial Statements for additional details.

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Future Regulatory Capital Developments

In October 2018, OSFI released the final revised CAR guideline for implementation in the first quarter of 2019. The main revisions relate to the domestic implementation of TSA to counterparty credit risk (SA-CCR), capital requirements for bank exposures to central counterparties, as well as revisions to the securitization framework. SA-CCR includes a comprehensive, non-modelled approach for measuring counterparty credit risk of derivatives and long settlement transactions. The guideline allows a scalar of 0.7 to be applied to SA-CCR exposures that impact the CVA risk capital charge from the first quarter of 2019 to the fourth quarter of 2021. The revised securitization framework includes a revised hierarchy to determine capital treatment, and preferential capital treatment for transactions that meet the simple, transparent, and comparable criteria. Upon implementation, the securitization framework allows grandfathering of the current capital treatment, for one year, through an adjustment to risk-weighted assets that effectively eliminates the initial impact of implementation of the revisions.

In October 2018, OSFI released the final Leverage Requirements guideline, and in November 2019, OSFI issued the final Leverage Ratio Disclosure Requirements. The revisions align the leverage requirements and disclosures to changes made to the CAR guideline, and are effective in the first quarter of 2019.

In October 2018, BCBS issued a consultative document seeking views on whether a targeted and limited revision to the treatment of client cleared derivatives in the calculation of the leverage ratio exposure measure may be warranted. The BCBS is also seeking views on the merits of introducing a requirement for initial margin, that is eligible for offsetting client cleared derivative exposure, be subject to segregation criteria.

In August 2018, OSFI provided notification to the Bank setting a supervisory target Total Loss Absorbing Capacity (TLAC) ratio at 23.0% of RWA, inclusive of the DSB, and the minimum TLAC leverage ratio at 6.75%. This is pursuant to the final guideline on TLAC issued by OSFI in April 2018. Beginning the first quarter of 2022, D-SIBs will be expected to meet the supervisory target TLAC requirements. Investments in TLAC issued by global systemically important banks (G-SIBs) or Canadian D-SIBs may be required to be deducted from capital.

In July 2018, OSFI released a discussion paper on the proposed implementation of the Basel III reforms for public consultation. The discussion paper sets out OSFI's proposed policy direction and timelines for domestic implementation. The BCBS issued the finalized Basel III reforms in December 2017. The reforms include: i) a revised internal ratings-based approach for credit risk where the use of the internal models are constrained by placing limits on certain inputs and the option to use AIRB for certain asset classes has been removed; ii) a revised standardized approach for credit risk that is more granular and risk-sensitive; iii) replacement of the CVA framework with new standardized and basic approaches; iv) stream-lining the existing operational risk framework to a risk-sensitive standardized approach which will replace existing methodologies; v) revisions to the measurement of the leverage ratio and introduction of a leverage ratio buffer for G-SIBs; vi) the implementation of the adoption of the minimum capital requirements for market risk (Fundamental Review of the Trading Book); and vii) an aggregate output floor based on the revised Basel III standardized approaches. The reforms are effective the first quarter of 2022, with the standardized output floor having an added five-year phased implementation period until 2027.

In May 2018 OSFI issued final guidelines on TLAC Disclosure Requirements and Capital Disclosure Requirements. Together, these guidelines set out the TLAC disclosure requirements for Canadian D-SIBs. The disclosure requirements are effective in the first quarter of 2019.

In March 2018, BCBS issued a consultative document on revisions to the minimum capital requirements for market risk. The key aspects of the proposal include changes to the measurement of TSA, and recalibration of standardized approach risk weights for general interest rate risk, equity risk, and foreign exchange risk. The proposal also includes revisions to the assessment process to determine whether internal risk management models appropriately reflect the risks of trading desks.

In February 2018, BCBS issued a consultative document "Pillar 3 disclosure requirements – updated framework". Proposed disclosure changes arising from the finalization of the Basel III reforms include credit risk, operational risk, the leverage ratio, key metrics, and benchmarking RWA internal model outcomes. The proposal also contains new disclosure requirements on asset encumbrance and capital distribution constraints. The proposal seeks views on the scope of application of the disclosure requirement on the composition of regulatory capital that was introduced in the final standard on Phase 2 of the Pillar 3 Disclosure Requirements. Together with the first phase and second phase of the revised Pillar 3 disclosure requirements, the proposed disclosure requirements would comprise the single Pillar 3 framework.

In December 2017, BCBS issued a discussion paper on the regulatory treatment of sovereign exposures. The purpose of the discussion paper is to seek views of stakeholders to inform the BCBS analysis on the treatment of sovereign exposures. The discussion paper clarifies the definitions of different sovereign entities, addresses inherent sovereign risk, and presents various ideas related to the treatment of sovereign exposures. The BCBS has not reached a consensus on the changes to the treatment of sovereign exposures and has therefore not issued a consultative document at this time.

In October 2017, BCBS issued final guidelines on identification and management of step-in risk. Step-in risk is the risk that the bank decides to provide financial support to an unconsolidated entity that is facing stress, in the absence of, or in excess of, any contractual obligations. The guideline requires banks to define the scope of entities to be evaluated, self-assess step-in risk within the scope, and report to supervisor. For step-in risk identified, banks need to estimate the potential impact on liquidity and capital positions and determine the appropriate internal risk management actions. The framework entails no automatic Pillar 1 capital or liquidity charge additional to the existing Basel standards. The guidelines are expected to be implemented by 2020.

In March 2017, BCBS issued the final standard on Phase 2 of the Pillar 3 Disclosure Requirements. The final standard consolidates all existing and prospective BCBS disclosure requirements into the Pillar 3 framework, prescribes enhanced disclosure of key prudential metrics, and for banks which record prudent valuation adjustments, a new disclosure requirement for a granular breakdown of how the adjustments are calculated. The standard also includes new disclosure requirements for the total loss-absorbing capital regime for G-SIBs and revised disclosure requirements for market risk. The implementation date for these disclosure requirements will be determined when OSFI issues Phase 2 of the Pillar 3 Disclosure Requirements. The BCBS has commenced Phase 3, the final phase of the Pillar 3 review. The objectives of Phase 3 is to develop disclosure requirements for standardized RWA to benchmark internally modelled capital requirements, asset encumbrances, operational risk, and ongoing policy reforms.

Global Systemically Important Banks Disclosures

In July 2013, the BCBS issued an update to the final rules on G-SIBs and outlined the G-SIB assessment methodology which is based on the submissions of the largest global banks. Twelve indicators are used in the G-SIB assessment methodology to determine systemic importance. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank's ranking is reliant on the results and submissions of other global banks. The update also provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology. As per OSFI's revised Advisory issued September 2015, the Canadian banks that have been designated as D-SIBs are also required by OSFI to publish, at a minimum, the twelve indicators used in the G-SIB indicator-based assessment framework. Public disclosure of financial year-end data is required annually, no later than the date of a bank's first quarter public disclosure of shareholder financial data in the following year.

In July 2018, BCBS issued a revised G-SIB framework; G-SIBs: revised assessment methodology and the higher loss absorbency requirement. The new assessment methodology introduces a trading volume indicator and modifies the weights in the substitutability category, amends the definition of cross-jurisdictional indicators, extends the scope of consolidation to insurance subsidiaries, and provides further guidance on bucket migration and associated loss absorbency surcharges. The revised methodology is expected to be implemented in 2021.

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Based on 2017 fiscal year indicators, the Bank was not designated a G-SIB in November 2018. TD's 2018 fiscal year indicators will be included in the Bank's first quarter of 2019 Report to Shareholders.

GROUP FINANCIAL CONDITION

Securitization and Off-Balance Sheet Arrangements

In the normal course of operations, the Bank engages in a variety of financial transactions that, under IFRS, are either not recorded on the Bank's Consolidated Balance Sheet or are recorded in amounts that differ from the full contract or notional amounts. These off-balance sheet arrangements involve, among other risks, varying elements of market, credit, and liquidity risks which are discussed in the "Managing Risk" section of this document. Off-balance sheet arrangements are generally undertaken for risk management, capital management, and funding management purposes and include securitizations, contractual obligations, and certain commitments and guarantees.

STRUCTURED ENTITIES

TD carries out certain business activities through arrangements with structured entities, including special purpose entities (SPEs). The Bank uses SPEs to raise capital, obtain sources of liquidity by securitizing certain of the Bank's financial assets, to assist TD's clients in securitizing their financial assets, and to create investment products for the Bank's clients. Securitizations are an important part of the financial markets, providing liquidity by facilitating investor access to specific portfolios of assets and risks. Refer to Note 2 and Note 10 of the 2018 Consolidated Financial Statements for further information regarding the Bank's involvement with SPEs.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit card loans, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

The Bank securitizes residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The securitization of the residential mortgages with the CMHC does not qualify for derecognition and the mortgages remain on the Bank's Consolidated Balance Sheet. Additionally, the Bank securitizes credit card and personal loans by selling them to Bank-sponsored SPEs that are consolidated by the Bank. The Bank also securitizes U.S. residential mortgages with U.S. government-sponsored entities which qualify for derecognition and are removed from the Bank's Consolidated Balance Sheet. Refer to Notes 9 and 10 of the 2018 Consolidated Financial Statements for further information.

TABLE 41:  EXPOSURES SECURITIZED BY THE BANK AS ORIGINATOR1

(millions of Canadian dollars)					As at
	Significant unconsolidated SPEs		Significant consolidated SPEs	Non-SPE third-parties
	Securitized assets	Carrying value of retained interests	Securitized assets	Securitized assets	Carrying value of retained interests
				October 31, 2018
Residential mortgage loans	$22,516	$–	$–	$818	$–
Consumer instalment and other personal loans[2]	–	–	1,749	–	–
Credit card loans	–	–	3,884	–	–
Business and government loans	–	–	–	1,206	25
Total exposure	$22,516	$–	$5,633	$2,024	$25
				October 31, 2017
Residential mortgage loans	$22,733	$–	$–	$2,252	$–
Consumer instalment and other personal loans[2]	–	–	2,481	–	–
Credit card loans	–	–	3,354	–	–
Business and government loans	–	–	–	1,428	32
Total exposure	$22,733	$–	$5,835	$3,680	$32

[1]

Includes all assets securitized by the Bank, irrespective of whether they are on-balance or off-balance sheet for accounting purposes, except for securitizations through U.S. government-sponsored entities.

[2]	In securitization transactions that the Bank has undertaken for its own assets it has acted as an originating bank and retained securitization exposure from a capital perspective.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated SPEs and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through consolidated SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE. As at October 31, 2018, the SPE had $2 billion of issued notes outstanding (October 31, 2017 – $2 billion). As at October 31, 2018, the Bank's maximum potential exposure to loss for these conduits was $2 billion (October 31, 2017 – $2 billion) with a fair value of $2 billion (October 31, 2017 – $2 billion).

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Credit Card Loans

The Bank securitizes credit card loans through an SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank's assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE. As at October 31, 2018, the Bank had $4 billion of securitized credit card receivables outstanding (October 31, 2017 – $3 billion). As at October 31, 2018, the consolidated SPE had US$3 billion variable rate notes outstanding (October 31, 2017 – US$3 billion). The notes are issued to third party investors and have a fair value of US$3 billion as at October 31, 2018 (October 31, 2017 – US$3 billion). Due to the nature of the credit card receivables, their carrying amounts approximate fair value.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no expected credit losses on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.4 billion as at October 31, 2018 (October 31, 2017 – $13.2 billion). Further, as at October 31, 2018, the Bank had committed to provide an additional $2.8 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2017 – $2.9 billion).

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller ABCP conduits are included in the following table.

TABLE 42:  EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED UNCONSOLIDATED CONDUITS

(millions of Canadian dollars, except as noted)			As at
	October 31, 2018		October 31, 2017
	Exposure and ratings profile of unconsolidated SPEs AAA[1]	Expected weighted- average life (years)[2]	Exposure and ratings profile of unconsolidated SPEs AAA[1]	Expected weighted- average life (years)[2]
Residential mortgage loans	$6,002	2.9	$8,294	2.5
Automobile loans and leases	3,803	1.5	3,306	1.6
Equipment leases	413	1.5	168	1.8
Trade receivables	143	2.5	1,465	0.2
Total exposure	$10,361	2.3	$13,233	2.0

[1]	The Bank's total liquidity facility exposure only relates to 'AAA' rated assets.
[2]

Expected weighted-average life for each asset type is based upon each of the conduit's remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at October 31, 2018, the Bank held $0.3 billion of ABCP issued by Bank-sponsored multi-seller conduits within the Trading loans, securities, and other category on its Consolidated Balance Sheet (October 31, 2017 – $1 billion).

OFF-BALANCE SHEET EXPOSURE TO THIRD PARTY-SPONSORED CONDUITS

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3 billion as at October 31, 2018 (October 31, 2017 – $1.5 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables. As at October 31, 2018, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

COMMITMENTS

The Bank enters into various commitments to meet the financing needs of the Bank's clients and to earn fee income. Significant commitments of the Bank include financial and performance standby letters of credit, documentary and commercial letters of credit, and commitments to extend credit. These products may expose the Bank to liquidity, credit, and reputational risks. There are adequate risk management and control processes in place to mitigate these risks. Certain commitments still remain off-balance sheet. Note 27 of the 2018 Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend.

Leveraged Finance Credit Commitments

Also included in "Commitments to extend credit" in Note 27 of the 2018 Consolidated Financial Statements are leveraged finance credit commitments. Leveraged finance credit commitments are agreements that provide funding to a borrower with higher leverage ratio, relative to the industry in which it operates, and for the purposes of acquisitions, buyouts or capital distributions. As at October 31, 2018, the Bank's exposure to leveraged finance credit commitments, including funded and unfunded amounts, was $24.5 billion (October 31, 2017 – $22.7 billion).

GUARANTEES

In the normal course of business, the Bank enters into various guarantee contracts to support its clients. The Bank's significant types of guarantee products are financial and performance standby letters of credit, assets sold with recourse, credit enhancements, and indemnification agreements. Certain guarantees remain off-balance sheet. Refer to Note 27 of the 2018 Consolidated Financial Statements for further information.

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GROUP FINANCIAL CONDITION

Related-Party Transactions

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.

In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Refer to Note 23 of the 2018 Consolidated Financial Statements for more details.

In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH SUBSIDIARIES, TD AMERITRADE, AND SYMCOR INC.

Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.

Transactions between the Bank, TD Ameritrade, and Symcor Inc. (Symcor) also qualify as related party transactions. There were no significant transactions between the Bank, TD Ameritrade, and Symcor during the year ended October 31, 2018, other than as described in the following sections and in Note 12 of the 2018 Consolidated Financial Statements.

Other Transactions with TD Ameritrade and Symcor

(1) TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade and accounts for its investment in TD Ameritrade using the equity method. Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

Insured Deposit Account Agreement

The Bank is party to an IDA agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade, FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $1.9 billion in 2018 (2017 – $1.5 billion; 2016 – $1.2 billion) to TD Ameritrade related to deposit accounts. The amount paid by the Bank is based on the average insured deposit balance of $140 billion in 2018 (2017 – $124 billion; 2016 – $112 billion) with a portion of the amount tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance tied to an agreed rate of return. The Bank earns a servicing fee of 25 bps on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula).

As at October 31, 2018, amounts receivable from TD Ameritrade were $137 million (October 31, 2017 – $68 million). As at October 31, 2018, amounts payable to TD Ameritrade were $174 million (October 31, 2017 – $167 million).

The Bank and other financial institutions provided TD Ameritrade with unsecured revolving loan facilities. The total commitment provided by the Bank was $338 million, which was undrawn as at October 31, 2018, and October 31, 2017.

(2) TRANSACTIONS WITH SYMCOR

The Bank has one-third ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor's results using the equity method of accounting. During the year ended October 31, 2018, the Bank paid $86 million (October 31, 2017 – $93 million; October 31, 2016 – $97 million) for these services. As at October 31, 2018, the amount payable to Symcor was $14 million (October 31, 2017 – $15 million).

The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2018, and October 31, 2017.

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GROUP FINANCIAL CONDITION

Financial Instruments

As a financial institution, the Bank's assets and liabilities are substantially composed of financial instruments. Financial assets of the Bank include, but are not limited to, cash, interest-bearing deposits, securities, loans, derivative instruments and securities purchased under reverse repurchase agreements; while financial liabilities include, but are not limited to, deposits, obligations related to securities sold short, securitization liabilities, obligations related to securities sold under repurchase agreements, derivative instruments, and subordinated debt.

The Bank uses financial instruments for both trading and non-trading activities. The Bank typically engages in trading activities by the purchase and sale of securities to provide liquidity and meet the needs of clients and, less frequently, by taking trading positions with the objective of earning a profit. Trading financial instruments include, but are not limited to, trading securities, trading deposits, and trading derivatives. Non-trading financial instruments include the majority of the Bank's lending portfolio, non-trading securities, hedging derivatives, and financial liabilities. In accordance with accounting standards related to financial instruments, financial assets or liabilities classified as trading, non-trading financial instruments at fair value through profit or loss, financial instruments designated at fair value through profit or loss, financial assets at fair value through other comprehensive income, and all derivatives are measured at fair value in the Bank's Consolidated Financial Statements. Debt Securities at amortized cost, loans, and other liabilities are carried at amortized cost using the effective interest rate method. For details on how fair values of financial instruments are determined, refer to the "Accounting Judgments, Estimates, and Assumptions" – "Fair Value Measurement" section of this document. The use of financial instruments allows the Bank to earn profits in trading, interest, and fee income. Financial instruments also create a variety of risks which the Bank manages with its extensive risk management policies and procedures. The key risks include interest rate, credit, liquidity, market, and foreign exchange risks. For a more detailed description on how the Bank manages its risk, refer to the "Managing Risk" section of this document.

RISK FACTORS AND MANAGEMENT

Risk Factors That May Affect Future Results

In addition to the risks described in the "Managing Risk" section, there are numerous other risk factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, that could cause our results to differ significantly from our plans, objectives, and estimates or could impact the Bank's reputation or sustainability of its business model. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed below and others are noted in the "Caution Regarding Forward-Looking Statements" section of this document.

TOP AND EMERGING RISKS

TD considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.

Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee of the Board and the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

General Business and Economic Conditions

TD and its customers operate in Canada, the U.S., and to a lesser extent other countries. As a result, the Bank's earnings are significantly affected by the general business and economic conditions in these regions. These conditions include short-term and long-term interest rates, inflation, fluctuations in the debt, commodity and capital markets, and related market liquidity, real estate prices, employment levels, consumer spending and debt levels, evolving consumer trends and business models, business investment, government spending, exchange rates, sovereign debt risks, the strength of the economy, threats of terrorism, civil unrest, geopolitical risk associated with political unrest, reputational risk associated with increased regulatory, public, and media focus, the effects of public health emergencies, the effects of disruptions to public infrastructure, natural disasters, and the level of business conducted in a specific region. Management maintains an ongoing awareness of the macroeconomic environment in which it operates and incorporates potential material changes into its business plans and strategies; it also incorporates potential material changes into the portfolio stress tests that are conducted. As a result, the Bank is better able to understand the likely impact of many of these negative scenarios and better manage the potential risks.

Executing on Long-Term Strategies and Shorter-Term Key Strategic Priorities

The Bank has a number of strategies and priorities, including those detailed in each segment's "Business Segment Analysis" section of this document, which may include large scale strategic or regulatory initiatives that are at various stages of development or implementation. Examples include organic growth strategies, new acquisitions, integration of recently acquired businesses, projects to meet new regulatory requirements, new platforms and new technology or enhancement to existing technology. Risk can be elevated due to the size, scope, velocity, interdependency, and complexity of projects, the limited timeframes to complete the projects, and competing priorities for limited specialized resources.

In respect of acquisitions, the Bank undertakes deal assessments and due diligence before completing a merger or an acquisition and closely monitors integration activities and performance post acquisition. However, there is no assurance that the Bank will achieve its objectives, including anticipated cost savings or revenue synergies following acquisitions and integration. In general, while significant management attention is placed on the governance, oversight, methodology, tools, and resources needed to manage our priorities and strategies, our ability to execute on them is dependent on a number of assumptions and factors. These include those set out in the "Business Outlook and Focus for 2019", "Focus for 2019", and "Managing Risk" sections of this document, as well as disciplined resource and expense management and our ability to implement (and the costs associated with the implementation of) enterprise-wide programs to comply with new or enhanced regulations or regulator demands, all of which may not be in the Bank's control and are difficult to predict.

If any of the Bank's acquisitions, strategic plans or priorities are not successfully executed, there could be an impact on the Bank's operations and financial performance and the Bank's earnings could grow more slowly or decline.

Technology and Cyber Security Risk

Technology and cyber security risks for large financial institutions like the Bank have increased in recent years. This is due, in part, to the proliferation, sophistication and constant evolution of new technologies and attack methodologies used by sociopolitical entities, organized criminals, hackers and other external

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parties. The increased risks are also a factor of our size and scale of operations, our geographic footprint, the complexity of our technology infrastructure, and our use of internet and telecommunications technologies to conduct financial transactions, such as our continued development of mobile and internet banking platforms. The Bank's technologies, systems and networks, and those of our customers (including their own devices) and the third parties providing services to the Bank, continue to be subject to cyber-attacks, and may be subject to disruption of services, breaches or other compromises. Although the Bank has not experienced any material financial losses relating to technology failure, cyber-attacks or security breaches, there is no assurance that the Bank will not experience loss or damage in the future. These may include cyber-attacks such as targeted and automated online attacks on banking systems and applications, introduction of malicious software, denial of service attacks, and phishing attacks, any of which could result in the fraudulent use or theft of data or amounts that customers hold with the Bank. Attempts to fraudulently induce employees, customers, third party service providers or other users of the Bank's systems will likely continue, in an effort to obtain sensitive information and gain access to the Bank's or its customers' data or amounts that the Bank holds or that its customers hold with the Bank. In addition, the Bank's customers often use their own devices, such as computers, smart phones, and tablets, to make payments and manage their accounts, and the Bank has limited ability to assure the safety and security of its customers' transactions with the Bank to the extent they are using their own devices. The Bank actively monitors, manages, and continues to enhance its ability to mitigate these technology and cyber security risks through enterprise-wide programs, using industry leading practices, and robust threat and vulnerability assessments and responses. The Bank continues to make investments to mature its cyber defences in accordance with industry accepted standards and practices to enable rapid detection and response to internal and external cyber incidents. It is possible that the Bank, or those with whom the Bank does business, may not anticipate or implement effective measures against all such cyber and technology related risks, particularly because the techniques used change frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated, and the Bank's cyber insurance purchased to mitigate risk may not be sufficient to materially cover against all financial losses. As such, with any attack, breach, disruption or compromise of technology or information systems, hardware or related processes, or any significant issues caused by weakness in information technology infrastructure, the Bank may experience, among other things, financial loss; a loss of customers or business opportunities; disruption to operations; misappropriation or unauthorized release of confidential, financial or personal information; damage to computers or systems of the Bank and those of its customers and counterparties; violations of applicable privacy and other laws; litigation; regulatory penalties or intervention, remediation, investigation or restoration cost; increased costs to maintain and update our operational and security systems and infrastructure; and reputational damage. If the Bank were to experience such an incident, it may take a significant amount of time and effort to investigate the incident to obtain full and reliable information necessary to assess the impact.

Evolution of Fraud and Criminal Behaviour

As a financial institution, the Bank is inherently exposed to various types of fraud and other financial crime. The sophistication, complexity, and materiality of these crimes evolves quickly and these crimes can arise from numerous sources, including potential or existing clients or customers, agents, vendors or outsourcers, other external parties, or employees. In deciding whether to extend credit or enter into other transactions with customers or counterparties, the Bank may rely on information furnished by or on behalf of such customers, counterparties or other external parties including financial statements and financial information and authentication information. The Bank may also rely on the representations of customers, counterparties, and other external parties as to the accuracy and completeness of such information. In order to authenticate customers, whether through the Bank's phone or digital channels or in its branches and stores, the Bank may also rely on certain authentication methods which could be subject to fraud. In addition to the risk of material loss (financial loss, misappropriation of confidential information or other assets of the Bank or its customers and counterparties) that could result in the event of a financial crime, the Bank could face legal action and client and market confidence in the Bank could be impacted. The Bank has invested in a coordinated approach to strengthen the Bank's fraud defences and build upon existing practices in Canada and the U.S. The Bank continues to introduce new capabilities and defences to strengthen the Bank's control posture to combat more complex fraud, including cyber fraud.

Third Party Service Providers

The Bank recognizes the value of using third parties to support its businesses, as they provide access to leading applications, processes, products and services, specialized expertise, innovation, economies of scale, and operational efficiencies. However, they may also create reliance upon the provider with respect to continuity, reliability, and security of these relationships, and their associated processes, people and facilities. As the financial services industry and its supply chain become more complex, the need for robust, holistic, and sophisticated controls and ongoing oversight increases. Just as the Bank's owned and operated applications, processes, products, and services could be subject to failures or disruptions as a result of human error, natural disasters, utility disruptions, cyber-attacks or other criminal or terrorist acts, or non-compliance with regulations, each of its suppliers may be exposed to similar risks which could in turn impact the Bank's operations. Such adverse effects could limit the Bank's ability to deliver products and services to customers, and/or damage the Bank's reputation, which in turn could lead to disruptions to our businesses and financial loss. Consequently, the Bank has established expertise and resources dedicated to third party risk management, as well as policies and procedures governing third party relationships from the point of selection through the life cycle of the business arrangement. The Bank develops and tests robust business continuity management plans which contemplate customer, employee, and operational implications, including technology and other infrastructure contingencies.

Introduction of New and Changes to Current Laws and Regulations

The financial services industry is highly regulated. TD's operations, profitability and reputation could be adversely affected by the introduction of new laws and regulations, changes to, or changes in interpretation or application of current laws and regulations, and issuance of judicial decisions. These adverse effects could also result from the fiscal, economic, and monetary policies of various regulatory agencies and governments in Canada, the U.S., the United Kingdom, and other countries, and changes in the interpretation or implementation of those policies. Such adverse effects may include incurring additional costs and resources to address initial and ongoing compliance; limiting the types or nature of products and services the Bank can provide and fees it can charge; unfavourably impacting the pricing and delivery of products and services the Bank provides; increasing the ability of new and existing competitors to compete with their pricing, products and services (including, in jurisdictions outside Canada, the favouring of certain domestic institutions); and increasing risks associated with potential non-compliance. In addition to the adverse impacts described above, the Bank's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and its operations and damage its reputation. The global anti-money laundering and economic sanctions landscape continues to experience regulatory change, with significant, complex new laws and regulations anticipated to come into force in the jurisdictions in which the Bank does business in the short- and medium-term. In addition, the global privacy landscape has and continues to experience regulatory change, with significant new legislation having recently been implemented in some of the jurisdictions in which the Bank does business and additional new legislation that is anticipated to come into force in the medium-term. In Europe, there are a number of uncertainties in connection with the future of the United Kingdom and its relationship with the European Union, and reforms implemented through the European Market Infrastructure Regulation and the review of Markets in Financial Instruments Directive and accompanying Regulation could result in higher operational and system costs and potential changes in the types of products and services the Bank can offer to clients in the region. In addition, the Canadian Securities Administrators has proposed regulations relating to over-the-counter derivatives reform. The Bank is closely monitoring this regulatory initiative which, if implemented, could result in increased compliance costs, and compliance with these standards may impact the Bank's businesses, operations and results. Finally, in Canada, there are a number of government initiatives underway that could

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impact financial institutions, including regulatory initiatives with respect to payments evolution and modernization, open banking, and consumer protection. In addition, changes relating to interchange in Canada, which will become effective May 2020, may impact the Bank's credit card businesses.

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), a U.S. federal law enacted on July 21, 2010, required significant structural reform to the U.S. financial services industry and affects every banking organization operating in the U.S., including the Bank. In general, in connection with Dodd-Frank the Bank could be negatively impacted by loss of revenue, limitations on the products or services it offers, and additional operational and compliance costs. Due to certain aspects with extraterritorial effect, Dodd-Frank also impacts the Bank's operations outside the U.S., including in Canada. Many parts of Dodd-Frank are in effect and others are in the implementation stage. Certain rules under Dodd-Frank and other regulatory requirements that impact the Bank include: the so-called "Volcker Rule", which generally restricts banking entities from engaging in proprietary trading and from sponsoring or holding ownership interests in or having certain relationships with certain hedge funds and private equity funds; requires capital planning and stress testing requirements for our top-tier U.S. bank holding company; requires stress testing for TD Bank, N.A.; and establishes various "enhanced prudential standards" as adopted by the Federal Reserve including the requirement to establish a separately capitalized top-tier U.S. intermediate holding company (IHC) to hold, subject to limited exceptions, the ownership interests in all U.S. subsidiaries including the Bank's investment in TD Ameritrade Holding Corporation. The Bank has incurred, and will continue to incur, operational, capital, liquidity, and compliance costs, and compliance with these standards may impact the Bank's businesses, operations, and results in the U.S. and overall.

The current U.S. regulatory environment for banking organizations may be impacted by recent and future legislative or regulatory developments. For example, the recently enacted Economic Growth, Regulatory Relief and Consumer Protection Act (Reform Act) included modifications to the Volcker Rule, testing and other aspects of Dodd-Frank. The applicable U.S. Federal regulatory agencies have also proposed regulatory amendments to certain of these requirements, including with respect to the Volcker Rule regulations and capital planning and stress testing requirements. The ultimate consequences of these developments and their impact on the Bank remain uncertain, and it remains unclear whether any other legislative or regulatory proposals relating to these requirements will be enacted or adopted.

Bank Recapitalization "Bail-In" Regime

In 2016, legislation to amend the Bank Act, the Canada Deposit Insurance Corporation Act (the "CDIC Act") and certain other federal statutes pertaining to banks to create a bank recapitalization or bail-in regime for D-SIBs, which include the Bank, was approved. On April 18, 2018, the Government of Canada (GOC) published regulations under the CDIC Act and the Bank Act providing the final details of conversion and issuance regimes for bail-in instruments issued by D-SIBs (collectively, the Bail-in Regulations). The Bail-in Regulations came into force on September 23, 2018.

Pursuant to the CDIC Act, if the Superintendent is of the opinion that a D-SIB has ceased or is about to cease to be viable and its viability cannot be restored through the exercise of the Superintendent's powers, the GOC can, among other things, appoint the Canada Deposit Insurance Corporation (CDIC) as receiver of the Bank and direct CDIC to convert certain shares (including preferred shares) and liabilities of the Bank (including senior debt securities) into common shares of the Bank or any of its affiliates (a Bail-in Conversion). However, under the CDIC Act, the conversion powers of CDIC would not apply to shares and liabilities issued or originated before September 23, 2018 (the date on which the Bail-in Regulations came into force) unless, on or after such date, they are amended or in the case of liabilities, their term is extended.

The Bail-in Regulations prescribe the types of shares and liabilities that will be subject to a Bail-in Conversion. In general, any senior debt securities with an initial or amended term-to-maturity greater than 400 days that are unsecured or partially secured and have been assigned a CUSIP, ISIN, or similar identification number would be subject to a Bail-in Conversion. Shares, other than common shares, and subordinated debt, that are not NVCC instruments, would also be subject to a Bail-in Conversion. However, certain other debt obligations of the Bank such as structured notes (as defined in the Bail-in Regulations), covered bonds, and certain derivatives would not be subject to a Bail-in Conversion.

The bail-in regime could adversely affect the Bank's cost of funding.

Regulatory Oversight and Compliance Risk

Our businesses are subject to extensive regulation and oversight. Regulatory change is occurring in all of the geographies where the Bank operates. Regulators have demonstrated an increased focus on conduct risk. As well, they have continued the trends towards establishing new standards and best practice expectations and a willingness to use public enforcement with fines and penalties when compliance breaches occur. The Bank continually monitors and evaluates the potential impact of rules, proposals, consent orders, and regulatory guidance relevant within all of its business segments. However, while the Bank devotes substantial compliance, legal, and operational business resources to facilitate compliance with these rules by their respective effective dates and consideration of regulator expectations, it is possible that the Bank may not be able to accurately predict the impact of final versions of rules or the interpretation or enforcement actions taken by regulators. This could require the Bank to take further actions or incur more costs than expected. In addition, if regulators take formal enforcement action, rather than taking informal/supervisory actions, then, despite the Bank's prudence and management efforts, its operations, business strategies and product and service offerings may be adversely impacted, therefore impacting financial results. Also, it may be determined that the Bank has not successfully addressed new rules, orders or enforcement actions to which it is subject, in a manner which meets regulator expectations. As such, the Bank may continue to face a greater number or wider scope of investigations, enforcement actions, and litigation. The Bank may incur greater than expected costs associated with enhancing its compliance, or may incur fines, penalties or judgments not in its favour associated with non-compliance, all of which could also lead to negative impacts on the Bank's financial performance and its reputation.

Level of Competition and Disruptive Technology

The Bank operates in a highly competitive industry and its performance is impacted by the level of competition. Customer retention and acquisition can be influenced by many factors, including the Bank's reputation as well as the pricing, market differentiation, and overall customer experience of our products and services. Enhanced competition from incumbents and new entrants may impact the Bank's pricing of products and services and may cause us to lose revenue and/or market share. Increased competition requires us to make additional short and long-term investments in order to remain competitive, which may increase expenses. In addition, the Bank operates in environments where laws and regulations that apply to it may not universally apply to its current and emerging competitors, which could include the domestic institutions in jurisdictions outside of Canada or non-traditional providers (such as Fintech, big technology competitors) of financial products and services. Non-depository or non-financial institutions are often able to offer products and services that were traditionally banking products and compete with banks in offering digital financial solutions (primarily mobile or web-based services), without facing the same regulatory requirements or oversight. These evolving distribution methods can also increase fraud and privacy risks for customers and financial institutions in general. The nature of disruption is such that it can be difficult to anticipate and/or respond to adequately or quickly, representing inherent risks to certain Bank businesses, including payments. As such, this type of competition could also adversely impact the Bank's earnings. To mitigate these effects, stakeholders across each of the business segments constantly seek to understand emerging technologies and trends. This includes monitoring the competitive environment in which they operate and reviewing or amending their customer acquisition, management, and retention strategies as appropriate and building optionality and flexibility into the products and services offered to keep pace with evolving customer expectations. The Bank is committed to investing in differentiated and personalized experiences for our

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customers, putting a particular emphasis on mobile technologies, enabling customers to transact seamlessly across their preferred channels. To keep pace with customer expectations, the Bank considers all various options to accelerate innovation, including making strategic investments in innovative companies, exploring partnership opportunities, and experimenting with new technologies and concepts internally.

OTHER RISK FACTORS

Legal Proceedings

The Bank or its subsidiaries are from time to time named as defendants or are otherwise involved in various class actions and other litigation or disputes with third parties, including regulatory investigations and enforcement proceedings, related to its businesses and operations. The Bank manages and mitigates the risks associated with these proceedings through a robust litigation management function. The Bank's material litigation and regulatory enforcement proceedings are disclosed in its Consolidated Financial Statements. There is no assurance that the volume of claims and the amount of damages and penalties claimed in litigation, arbitration and regulatory proceedings will not increase in the future. Actions currently pending against the Bank may result in judgments, settlements, fines, penalties, disgorgements, injunctions, business improvement orders or other results adverse to the Bank, which could materially adversely affect the Bank's business, financial condition, results of operations, cash flows, capital and credit ratings; require material changes in the Bank's operations; result in loss of customers; or cause serious reputational harm to the Bank. Moreover, some claims asserted against the Bank may be highly complex, and include novel or untested legal theories. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years. In addition, settlement or other resolution of certain types of matters are often subject to external approval, which may or may not be granted. Although the Bank establishes reserves for these matters according to accounting requirements, the amount of loss ultimately incurred in relation to those matters may substantially differ from the amounts accrued. As a participant in the financial services industry, the Bank will likely continue to experience the possibility of significant litigation and regulatory investigations and enforcement proceedings related to its businesses and operations. Regulators and other government agencies examine the operations of the Bank and its subsidiaries on both a routine- and targeted-exam basis, and there is no assurance that they will not pursue regulatory settlements or other enforcement actions against the Bank in the future. For additional information relating to the Bank's material legal proceedings, refer to Note 27 of the 2018 Consolidated Financial Statements.

Acquisitions

The Bank regularly explores opportunities to acquire other companies, or parts of their businesses, directly or indirectly through the acquisition strategies of its subsidiaries. The Bank undertakes due diligence before completing an acquisition and closely monitors integration activities and performance post acquisition. However, there is no assurance that the Bank will achieve its financial or strategic objectives, including anticipated cost savings or revenue synergies following acquisitions and integration efforts. The Bank's, or a subsidiary's, ability to successfully complete an acquisition is often subject to regulatory and other approvals, and the Bank cannot be certain when or if, or on what terms and conditions, any required approvals will be granted. If the Bank does not achieve its financial or strategic objectives of an acquisition, or if the Bank does not successfully complete an acquisition, there could be an impact on the Bank's financial performance and the Bank's earnings could grow more slowly or decline.

Ability to Attract, Develop, and Retain Key Executives

The Bank's future performance is dependent on the availability of qualified talent and the Bank's ability to attract, develop, and retain it. The Bank's management understands that the competition for talent continues to increase across geographies, industries, and emerging capabilities in the financial services sector. As a result, the Bank undertakes an annual resource planning process that assesses critical capability requirements for all areas of the business each year. Through this process, an assessment of current executive leadership, technical and core capabilities, as well as talent development opportunities is completed against both near term and future business needs. The outcomes from the process inform plans at both the enterprise and business level to retain, develop, or acquire the talent which are then actioned throughout the course of the year. In addition to the resource planning process, the Bank has initiated an enterprise level critical capability and capacity planning process with the objective of improving the organization's ability to forecast talent demand and workforce scenarios. The outcomes of this process are coupled with resource planning to further define broader capability and talent investments. Although it is the goal of the Bank's management resource policies and practices to attract, develop, and retain key talent employed by the Bank or an entity acquired by the Bank, there is no assurance that the Bank will be able to do so.

Foreign Exchange Rates, Interest Rates, and Credit Spreads

Foreign exchange rate, interest rate, and credit spread movements in Canada, the U.S., and other jurisdictions in which the Bank does business impact the Bank's financial position (as a result of foreign currency translation adjustments) and its future earnings. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of the Bank's small business, commercial, and corporate clients in Canada. A change in the level of interest rates or a prolonged low interest rate environment affects the interest spread between the Bank's deposits and loans, and as a result, impacts the Bank's net interest income. A change in the level of credit spreads affects the relative valuation of assets and liabilities, and as a result, impacts the Bank's earnings. The Bank manages its structural foreign exchange rate, interest rate, and credit spread risk exposures in accordance with policies established by the Risk Committee through its Asset Liability Management framework, which is further discussed in the "Managing Risk" section of this document.

IBOR Transition

Following the announcement by the U.K. Financial Conduct Authority (FCA) on July 27, 2017, indicating that the FCA would no longer compel banks to submit rates for the calculation of the LIBOR post December 31, 2021, efforts to transition away from interbank offered rate (IBOR) benchmarks to alternative reference rates have been continuing in various jurisdictions. These developments, and the related uncertainty over the potential variance in the timing and manner of implementation in each jurisdiction, introduce risks that may have adverse consequences on the Bank, its clients and the financial services industry. As the Bank has significant contractual rights and obligations referenced to IBOR benchmarks, discontinuance of, or changes to, benchmark rates could adversely affect our business and results of operations. The Bank is evaluating the impact on its products, services, systems and processes with the intention of minimizing the impact through appropriate mitigating actions.

Accounting Policies and Methods Used by the Bank

The Bank's accounting policies and estimates are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Consolidated Financial Statements, and therefore its reputation. The Bank has established procedures designed to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Significant accounting policies as well as current and future changes in accounting policies are described in Note 2 and Note 4, respectively, of the 2018 Consolidated Financial Statements.

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RISK FACTORS AND MANAGEMENT

Managing Risk

EXECUTIVE SUMMARY

Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.

The Bank's Enterprise Risk Framework (ERF) reinforces the Bank's risk culture, which emphasizes transparency and accountability, and supports a common understanding among stakeholders of how the Bank manages risk. The ERF addresses: (1) the nature of risks to the Bank's strategy and operations; (2) how the Bank defines the types of risk it is exposed to; (3) risk management governance and organization; and (4) how the Bank manages risk through processes that identify and assess, measure, control, and monitor and report risk. The Bank's risk management resources and processes are designed to both challenge and enable all its businesses to understand the risks they face and to manage them within the Bank's risk appetite.

RISKS INVOLVED IN TD'S BUSINESSES

The Bank's Risk Inventory sets out the Bank's major risk categories and related subcategories to which the Bank's businesses and operations could be exposed. The Risk Inventory facilitates consistent risk identification and is the starting point in developing risk management strategies and processes. The Bank's major risk categories are: Strategic Risk; Credit Risk; Market Risk; Operational Risk; Model Risk; Insurance Risk; Liquidity Risk; Capital Adequacy Risk; Legal, Regulatory Compliance and Conduct Risk; and Reputational Risk.

RISK APPETITE

The Bank's RAS is the primary means used to communicate how the Bank views risk and determines the type and amount of risk it is willing to take to deliver on its strategy and enhance shareholder value. In defining its risk appetite, the Bank takes into account its vision, purpose, strategy, shared commitments, risk philosophy, and capacity to bear risk. The core risk principles for the Bank's RAS are as follows:

The Bank takes risks required to build its business, but only if those risks:

1.	Fit the business strategy, and can be understood and managed.
2.	Do not expose the enterprise to any significant single loss events; TD does not 'bet the Bank' on any single acquisition, business, or product.
3.	Do not risk harming the TD brand.

The Bank considers current operating conditions and the impact of emerging risks in developing and applying its risk appetite. Adherence to enterprise risk appetite is managed and monitored across the Bank and is informed by the RAS and a broad collection of principles, policies, processes, and tools. The Bank's RAS describes, by major risk category, the Bank's risk principles and establishes both qualitative and quantitative measures with key indicators, thresholds, and limits, as appropriate. RAS measures consider both normal and stress scenarios and include those that can be aggregated at the enterprise level and disaggregated at the business segment level.

Risk Management is responsible for establishing practices and processes to formulate, monitor, and report on the Bank's RAS measures. The function also monitors and evaluates the effectiveness of these practices and measures. RAS measures are reported regularly to senior management, the Board, and the Risk Committee; other measures are tracked on an ongoing basis by management, and escalated to senior management and the Board, as required. Risk Management regularly assesses management's performance against the Bank's RAS measures.

RISK CULTURE

The Bank's risk culture starts with the "tone at the top" set by the Board, Chief Executive Officer (CEO), and the Senior Executive Team (SET), and is supported by its vision, purpose, and shared commitments. These governing objectives describe the behaviours that the Bank seeks to foster, among its employees, in building a culture where the only risks taken are those that can be understood and managed. The Bank's risk culture promotes accountability, learning from past experiences, and encourages open communication and transparency on all aspects of risk taking. The Bank's employees are encouraged to challenge and escalate when they believe the Bank is operating outside of its risk appetite.

Ethical behaviour is a key component of the Bank's risk culture. The Bank's Code of Conduct and Ethics guides employees and Directors to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. Every Bank employee and Director is expected and required to assess business decisions and actions on behalf of the organization in light of whether it is right, legal, and fair. The Bank's desired risk culture is reinforced by linking compensation to management's performance against the Bank's risk appetite. Performance against risk appetite is a key consideration in determining compensation for executives, including adjustments to incentive awards both at the time of award and again at maturity for deferred compensation. An annual consolidated assessment of management's performance against the RAS is prepared by Risk Management, reviewed by the Risk Committee, and is used by the Human Resources Committee as a key input into compensation decisions. All executives are individually assessed against objectives that include consideration of risk and control behaviours. This comprehensive approach allows the Bank to consider whether the actions of executive management resulted in risk and control events within their area of responsibility.

In addition, governance, risk, and oversight functions operate independently from business segments supported by an organizational structure that provides objective oversight and independent challenge. Governance, risk, and oversight function heads, including the Chief Risk Officer (CRO), have unfettered access to respective Board Committees to raise risk, compliance, and other issues. Lastly, awareness and communication of the Bank's RAS and the ERF take place across the organization through enterprise risk communication programs, employee orientation and training, and participation in

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internal risk management conferences. These activities further strengthen the Bank's risk culture by increasing the knowledge and understanding of the Bank's expectations for risk taking.

WHO MANAGES RISK

The Bank's risk governance structure emphasizes and balances strong independent oversight with clear ownership for risk control within each business segment. Under the Bank's approach to risk governance, a "three lines of defence" model is employed, in which the first line of defence are the "Risk Owners", the second line provides "Risk Oversight", and the third line is Internal Audit.

The Bank's risk governance model includes a senior management committee structure that is designed to support transparent risk reporting and discussions. The Bank's overall risk and control oversight is provided by the Board and its committees (primarily the Audit and Risk Committees). The CEO and SET determine the Bank's long-term direction which is then carried out by business segments within the Bank's risk appetite. Risk Management, headed by the Group Head and CRO, sets enterprise risk strategy and policy and provides independent oversight to support a comprehensive and proactive risk management approach. The CRO, who is also a member of the SET, has unfettered access to the Risk Committee.

The Bank has a robust subsidiary governance framework to support its overall risk governance structure, including boards of directors, and committees for various subsidiary entities where appropriate. Within the U.S. Retail business segment, risk and control oversight is provided by a separate and distinct Board of Directors which includes a fully independent Board Risk Committee and Board Audit Committee. The U.S. Chief Risk Officer (U.S. CRO) has unfettered access to the Board Risk Committee.

The following section provides an overview of the key roles and responsibilities involved in risk management. The Bank's risk governance structure is illustrated in the following figure.

RISK GOVERNANCE STRUCTURE

The Board of Directors

The Board oversees the Bank's strategic direction, the implementation of an effective risk culture, and the internal control framework across the enterprise. It accomplishes its risk management mandate both directly and indirectly through its four committees, the Audit Committee and Risk Committee, as well as the Human Resources and Corporate Governance Committees. The Board reviews and approves the Bank's RAS and related measures annually, and monitors the Bank's risk profile and performance against risk appetite measures.

The Audit Committee

The Audit Committee oversees financial reporting, the adequacy and effectiveness of internal controls, including internal controls over financial reporting, and the activities of the Bank's Global Anti-Money Laundering (GAML) group, Compliance group, and Internal Audit.

The Risk Committee

The Risk Committee is responsible for reviewing and recommending TD's RAS for approval by the Board annually. The Risk Committee oversees the management of TD's risk profile and performance against its risk appetite. In support of this oversight, the Committee reviews and approves certain enterprise-wide risk management frameworks and policies that support compliance with TD's risk appetite, and monitors the management of risks and risk trends.

The Human Resources Committee

The Human Resources Committee, in addition to its other responsibilities, satisfies itself that Human Resources risks are appropriately identified, assessed, and managed in a manner consistent with the risk programs within the Bank, and with the sustainable achievement of the Bank's business objectives.

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The Corporate Governance Committee

The Corporate Governance Committee, in addition to its other responsibilities, develops, and where appropriate, recommends to the Board for approval corporate governance guidelines, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the Bank, and also acts as the conduct review committee for the Bank, including providing oversight of conduct risk.

Chief Executive Officer and Senior Executive Team

The CEO and the SET develop and recommend to the Board the Bank's long-term strategic direction and also develop and recommend for Board approval TD's risk appetite. The SET members set the "tone at the top" and manage risk in accordance with the Bank's risk appetite while considering the impact of emerging risks on the Bank's strategy and risk profile. This accountability includes identifying and reporting significant risks to the Risk Committee.

Executive Committees

The CEO, in consultation with the CRO determines the Bank's Executive Committees, which are chaired by SET members. The committees meet regularly to oversee governance, risk, and control activities and to review and monitor risk strategies and associated risk activities and practices.

The Enterprise Risk Management Committee (ERMC), chaired by the CEO, oversees the management of major enterprise governance, risk, and control activities and promotes an integrated and effective risk management culture. The following Executive Committees have been established to manage specific major risks based on the nature of the risk and related business activity:

•

ALCO – chaired by the Group Head and Chief Financial Officer (CFO), the Asset/Liability and Capital Committee (ALCO) oversees directly and through its standing subcommittees (the Risk Capital Committee (RCC) and Global Liquidity Forum (GLF)) the management of the Bank's consolidated non-trading market risk and each of its consolidated liquidity, funding, investments, and capital positions.

•	OROC – chaired by the Group Head and CRO, the Operational Risk Oversight Committee (OROC) oversees the identification, monitoring, and control of key risks within the Bank's operational risk profile.
•

Disclosure Committee – chaired by the Group Head and CFO, the Disclosure Committee oversees that appropriate controls and procedures are in place and operating to permit timely, accurate, balanced, and compliant disclosure to regulators with respect to public disclosure, shareholders, and the market.

•	RRC – chaired by the Group Head and CRO, the Reputational Risk Committee (RRC) oversees the management of reputational risk within the Bank's risk appetite.

Risk Management

The Risk Management function, headed by the CRO, provides independent oversight of enterprise-wide risk management, risk governance, and control including the setting of risk strategy and policy to manage risk in alignment with the Bank's risk appetite and business strategy. Risk Management's primary objective is to support a comprehensive and proactive approach to risk management that promotes a strong risk culture. Risk Management works with the business segments and other corporate oversight functions to establish policies, standards, and limits that align with the Bank's risk appetite and monitors and reports on existing and emerging risks and compliance with the Bank's risk appetite. The CRO is supported by a dedicated team of risk management professionals organized to oversee risks arising from each of the Bank's major risk categories. There is an established process in place for the identification and assessment of top and emerging risks. In addition, the Bank has clear procedures governing when and how risk events and issues are brought to the attention of senior management and the Risk Committee.

Business Segments

Each business segment has a dedicated risk management function that reports directly to a senior risk executive, who, in turn, reports to the CRO. This structure supports an appropriate level of independent oversight while emphasizing accountability for risk within the business segment. Business management is responsible for setting the business-level risk appetite and measures, which are reviewed and challenged by Risk Management, endorsed by the ERMC, and approved by the CEO, to align with the Bank's risk appetite and manage risk within approved risk limits.

Internal Audit

The Bank's internal audit function provides independent and objective assurance to the Board regarding the reliability and effectiveness of key elements of the Bank's risk management, internal control, and governance processes.

Compliance

The Compliance Department is responsible for fostering a culture of integrity, ethics, and compliance throughout the Bank; delivering independent regulatory compliance and conduct risk management and oversight throughout the Bank globally to protect its reputation and operate within its risk appetite; and assessing the adequacy of, adherence to, and effectiveness of the Bank's Regulatory Compliance Management controls, enterprise-wide.

Global Anti-Money Laundering

The GAML Department is responsible for Anti-Money Laundering, Anti-Terrorist Financing, Economic Sanctions, and anti-bribery/anti-corruption regulatory compliance and prudential risk management across the Bank in alignment with enterprise policies so that the money laundering, terrorist financing, economic sanctions, and bribery/corruption risks are appropriately identified and mitigated.

Treasury and Balance Sheet Management

The TBSM group manages and reports on the Bank's capital and investment positions, as well as liquidity and funding risk, and the market risks of the Bank's non-trading banking activities.

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Three Lines of Defence

In order to further the understanding of responsibilities for risk management, the Bank employs the following "three lines of defence" model that describes the respective accountabilities of each line of defence in managing risk across the Bank.

THREE LINES OF DEFENCE
FIRST LINE	RISK OWNER
IDENTIFY AND CONTROL

• Own, identify, manage, measure, and monitor current and emerging risks in day-to-day activities, operations, products, and services.

• Design, implement, and maintain appropriate mitigating controls, and assess the design and operating effectiveness of those controls.

• Assess activities to maintain compliance with applicable laws and regulations.

• Monitor and report on risk profile to ensure activities are within TD's risk appetite and policies.

• Implement risk based approval processes for all new products, activities, processes, and systems.

• Escalate risk issues and develop and implement action plans in a timely manner.

• Deliver training, tools, and advice to support its accountabilities.

• Promote a strong risk management culture.

SECOND LINE	RISK OVERSIGHT
SET STANDARDS AND CHALLENGE

• Establish and communicate enterprise governance, risk, and control strategies, frameworks, and policies.

• Provide oversight and independent challenge to the first line through an effective objective assessment, that is evidenced and documented where material, including:

–  Challenge the quality and sufficiency of the first line's risk activities;

–  Identify and assess current and emerging risks and controls, using a risk-based approach, as appropriate;

–  Monitor the adequacy and effectiveness of internal control activities;

–  Review and discuss assumptions, material risk decisions and outcomes; and

–  Aggregate and share results across business lines and control areas to identify similar events, patterns, or broad trends.

• Identify and assess, and communicate relevant regulatory changes.

• Develop and implement risk measurement tools so that activities are within TD's Risk Appetite.

• Monitor and report on compliance with TD's Risk Appetite and policies.

• Escalate risk issues in a timely manner.

• Report on the risks of the Bank on an enterprise-wide and disaggregated level to the Board and/or Senior Management, independently of the business lines or operational management.

• Provide training, tools, and advice to support the first line in carrying out its accountabilities.

• Promote a strong risk management culture.

THIRD LINE	INTERNAL AUDIT
INDEPENDENT ASSURANCE	• Verify independently that TD's ERF is designed and operating effectively. • Validate the effectiveness of the first and second lines in fulfilling their mandates and managing risk.

In support of a strong risk culture, the Bank applies the following principles in governing how it manages risks:

•

Enterprise-Wide in Scope – Risk Management will span all areas of the Bank, including third-party alliances and joint venture undertakings to the extent they may impact the Bank, and all boundaries both geographic and regulatory.

•	Transparent and Effective Communication – Matters relating to risk will be communicated and escalated in a timely, accurate, and forthright manner.
•	Enhanced Accountability – Risks will be explicitly owned, understood, and actively managed by business management and all employees, individually and collectively.
•	Independent Oversight – Risk policies, monitoring, and reporting will be established and conducted independently and objectively.
•	Integrated Risk and Control Culture – Risk management disciplines will be integrated into the Bank's daily routines, decision-making, and strategy formulation.
•	Strategic Balance – Risk will be managed to an acceptable level of exposure, recognizing the need to protect and grow shareholder value.

APPROACH TO RISK MANAGEMENT PROCESSES

The Bank's comprehensive and proactive approach to risk management is comprised of four processes: risk identification and assessment, measurement, control, and monitoring and reporting.

Risk Identification and Assessment

Risk identification and assessment is focused on recognizing and understanding existing risks, risks that may arise from new or evolving business initiatives, aggregate risks, and emerging risks from the changing environment. The Bank's objective is to establish and maintain integrated risk identification and assessment processes that enhance the understanding of risk interdependencies, consider how risk types intersect, and support the identification of emerging risk. To that end, the Bank's Enterprise-Wide Stress Testing (EWST) program enables senior management, the Board, and its committees to identify and articulate enterprise-wide risks and understand potential vulnerabilities for the Bank.

Risk Measurement

The ability to quantify risks is a key component of the Bank's risk management process. The Bank's risk measurement process aligns with regulatory requirements such as capital adequacy, leverage ratios, liquidity measures, stress testing, and maximum credit exposure guidelines established by its regulators. Additionally, the Bank has a process in place to quantify risks to provide accurate and timely measurements of the risks it assumes.

In quantifying risk, the Bank uses various risk measurement methodologies, including Value-at-Risk (VaR) analysis, scenario analysis, stress testing, and limits. Other examples of risk measurements include credit exposures, PCL, peer comparisons, trending analysis, liquidity coverage, leverage ratios, capital adequacy metrics, and operational risk event notification metrics. The Bank also requires business segments and corporate oversight functions to assess key risks and internal controls through a structured Risk and Control Self-Assessment (RCSA) program. Internal and external risk events are monitored to assess whether the Bank's internal controls are effective. This allows the Bank to identify, escalate, and monitor significant risk issues as needed.

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Risk Control

The Bank's risk control processes are established and communicated through Risk Committee and Management approved policies, and associated management approved procedures, control limits, and delegated authorities which reflect its risk appetite and risk tolerances.

The Bank's approach to risk control also includes risk and capital assessments to appropriately capture key risks in its measurement and management of capital adequacy. This involves the review, challenge, and endorsement by senior management committees of the ICAAP and related economic capital practices. The Bank's performance is measured based on the allocation of risk-based capital to businesses and the cost charged against that capital.

Risk Monitoring and Reporting

The Bank monitors and reports on risk levels on a regular basis against its risk appetite and Risk Management reports on its risk monitoring activities to senior management, the Board and its Committees, and appropriate executive and management committees. Complementing regular risk monitoring and reporting, ad hoc risk reporting is provided to senior management, the Risk Committee, and the Board, as appropriate, for new and emerging risks or any significant changes to the Bank's risk profile.

Enterprise-Wide Stress Testing

EWST at the Bank is part of the long-term strategic, financial, and capital planning exercise that is a key component of the ICAAP framework and helps validate the risk appetite of the Bank. The Bank's EWST program involves the development, application, and assessment of severe, but plausible, stress scenarios on earnings, capital, and liquidity. It enables management to identify and articulate enterprise-wide risks and understand potential vulnerabilities that are relevant to the Bank's risk profile. Stress scenarios are developed considering the key macroeconomic and idiosyncratic risks facing the Bank. A combination of approaches incorporating both quantitative modelling and qualitative analysis are utilized to assess the impact on the Bank's performance in stress environments. Stress testing engages senior management in each business segment, Finance, TBSM, Economics, and Risk Management. The RCC, which is a subcommittee of the ALCO, provides oversight of the processes and practices governing the EWST program.

As part of its 2018 program, the Bank evaluated two internally generated macroeconomic stress scenarios covering a range of severities as described below. The scenarios were constructed to cover a wide variety of risk factors meaningful to the Bank's risk profile in both the North American and global economies. Stressed macroeconomic variables such as unemployment, GDP, resale home prices, and interest rates were forecasted over the stress horizon which drives the assessment of impacts. In the scenarios evaluated in the 2018 program, the Bank had sufficient capital to withstand severe, but plausible, stress conditions. Results of the scenarios were reviewed by senior executives, incorporated in the Bank's planning process, and presented to the Risk Committee and the Board.

Enterprise-Wide Stress Scenarios
Severe Scenario	Extreme Scenario

• The scenario is benchmarked against historical recessions that have taken place in the U.S. and Canada. The recession extends four consecutive quarters followed by a modest recovery.

• The scenario incorporates deterioration in key macroeconomic variables such as GDP, resale home prices, and unemployment that align with historically observed recessions.

• TD Economics maintains a risk index that measures current vulnerabilities to a number of key risk factors. This risk index is then leveraged to scale the severity of the above mentioned indicators.

• The scenario features a marked slowdown in global growth prospects leading to a prolonged recession and heightened uncertainty in global financial markets.

• Stress emanates from China where the authorities are unable to contain the fallout from a series of major domestic debt defaults. Financial support for state-owned banks and non-financial enterprises is strained by limited fiscal resources, raising concerns about fiscal sustainability and undermining investor confidence in the Chinese economy. Property prices decline sharply, following years of rapid growth and mounting household debt. To make domestic debt payments and meet higher margin requirements Chinese investors are forced to sell foreign assets, accentuating the decline in global real estate prices.

• The financial turmoil in China spills over to countries with close trade and financial linkages, and leads to a major downturn in world commodity prices. Risk appetite retrenches and financial markets worldwide are destabilized. Distress in international financial markets and the deterioration in global growth prospects reinforce the downward spiral in investor sentiment.

• Growing fiscal imbalances in the U.S. undermine confidence in the U.S. dollar, raising the risk premium on Treasury bonds.

• External shocks to the Canadian economy trigger an unwinding of household imbalances. Unemployment rises sharply as home prices deteriorate significantly. Extremely low oil prices lead to a disproportionate impact on the Canadian economy relative to the U.S.

Separate from the EWST program, the Bank's U.S.-based subsidiaries complete their own capital planning and regulatory stress testing exercises. These include OCC Dodd-Frank Act stress testing requirements for operating banks, the Federal Reserve Board's capital plan rule and related Comprehensive Capital Analysis and Review (CCAR) requirements for the holding company.

The Bank also employs reverse stress testing as part of a comprehensive Crisis Management Recovery Planning program to assess potential mitigating actions and contingency planning strategies. The scenario contemplates significantly stressful events that would result in the Bank reaching the point of non-viability in order to consider meaningful remedial actions for replenishing its capital and liquidity position.

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Strategic Risk

Strategic risk is the potential for financial loss or reputational damage arising from the choice of sub-optimal or ineffective strategies, the improper implementation of chosen strategies, choosing not to pursue certain strategies, or a lack of responsiveness to changes in the business environment. Strategies include merger and acquisition activities.

WHO MANAGES STRATEGIC RISK

The CEO manages strategic risk supported by the members of the SET and the ERMC. The CEO, together with the SET, defines the overall strategy, in consultation with, and subject to approval by the Board. The Enterprise Strategy and Decision Support group, under the leadership of the Group Head and CFO, is charged with developing the Bank's overall long-term strategy and shorter-term strategic priorities with input and support from senior executives across the Bank.

Each member of the SET is responsible for establishing and managing long-term strategy and shorter-term priorities for their areas of responsibility (business and corporate function), and for ensuring such strategies are aligned with the Bank's overall long-term strategy and short-term strategic priorities, and the enterprise risk appetite. Each SET member is also accountable to the CEO for identifying, assessing, measuring, controlling, monitoring, and reporting on the effectiveness and risks of their business strategies.

The CEO, SET members, and other senior executives report to the Board on the implementation of the Bank's strategies, identifying the risks within those strategies, and explaining how those risks are managed.

The ERMC oversees the identification and monitoring of significant and emerging risks related to the Bank's strategies and seeks to ensure that mitigating actions are taken where appropriate.

HOW TD MANAGES STRATEGIC RISK

The Bank's enterprise-wide strategies and operating performance, and the strategies and operating performance of significant business segments and corporate functions, are assessed regularly by the CEO and the members of the SET through an integrated financial and strategic planning process, operating results reviews and strategic business plans.

The Bank's annual integrated financial and strategic planning process establishes enterprise and segment-level long-term and shorter-term strategies, designs strategies to be consistent with the risk appetite, evaluates concurrence among strategies, and sets enterprise and segment-level strategic risk limits including asset concentration limits.

Operating results reviews are conducted on a periodic basis during the year to monitor segment-level performance against the integrated financial and strategic plan. These reviews include an evaluation of the long-term strategy and short-term strategic priorities of each business segment, including but not limited to: the operating environment, competitive position, performance assessment, initiatives for strategy execution and key business risks. The frequency of the operating results reviews depends on the risk profile and size of the business segment or corporate function.

Strategic business plans are prepared at the business line-level; business lines are subsets of business segments. The plans assess the strategy for each business line, including but not limited to: mission, current position, key operating trends, long-term strategy, target metrics, key risks and mitigants, and alignment with enterprise strategy and risk appetite. The frequency of preparation depends on the risk profile and size of the business line.

The Bank's strategic risk, and adherence to its risk appetite, is reviewed by the ERMC in the normal course, as well as by the Board. Additionally, material acquisitions are assessed for their fit with the Bank's strategy and risk appetite in accordance with the Bank's Due Diligence Policy. This assessment is reviewed by the SET and Board as part of the decision process.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market, and liquidity risks as required under IFRS 7, Financial Instruments: Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas which include Credit Risk, Market Risk, and Liquidity Risk, form an integral part of the audited Consolidated Financial Statements for the years ended October 31, 2018 and 2017. Effective November 1, 2017, the Bank adopted IFRS 9, which replaces the guidance in IAS 39. The Bank continues to manage credit risk using the existing framework as detailed in this section but applies the IFRS 9 ECL model to measure and report allowance for credit losses and provision for credit losses on in-scope financial assets. Refer to Note 2 and Note 3 of the 2018 Consolidated Financial Statements for a summary of the Bank's accounting policies and significant accounting judgments, estimates, and assumptions as it relates to IFRS 9.

Credit Risk

Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations.

Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit, or transaction that involves the transfer of payments between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.

The Bank's primary objective is to be methodical in its credit risk assessment so that the Bank can better understand, select, and manage its exposures to reduce significant fluctuations in earnings.

The Bank's strategy is to include central oversight of credit risk in each business, and reinforce a culture of transparency, accountability, independence, and balance.

WHO MANAGES CREDIT RISK

The responsibility for credit risk management is enterprise-wide. To reinforce ownership of credit risk, credit risk control functions are integrated into each business, but report directly to Risk Management to ensure objectivity and accountability.

Each business segment's credit risk control unit is responsible for its credit decisions and must comply with established policies, exposure guidelines, credit approval limits, and policy/limit exception procedures. It must also adhere to established enterprise-wide standards of credit assessment and obtain Risk Management's approval for credit decisions beyond its discretionary authority.

Risk Management is accountable for oversight of credit risk by developing policies that govern and control portfolio risks, and approval of product-specific policies, as required.

The Risk Committee oversees the management of credit risk and annually approves certain significant credit risk policies.

HOW TD MANAGES CREDIT RISK

The Bank's Credit Risk Management Framework outlines the internal risk and control structure to manage credit risk and includes risk appetite, policies, processes, limits and governance. The Credit Risk Management Framework is maintained by Risk Management and supports alignment with the Bank's risk appetite for credit risk.

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Risk Management centrally approves all credit risk policies and credit decision-making strategies, as well as the discretionary limits of officers throughout the Bank for extending lines of credit.

Limits are established to monitor and control country, industry, product, geographic, and group exposure risks in the portfolios in accordance with enterprise-wide policies.

In the Bank's Retail businesses, the Bank uses established underwriting guidelines (which include collateral and loan-to-value constraints) along with approved scoring techniques and standards in extending, monitoring, and reporting personal credit. Credit scores and decision strategies are used in the origination and ongoing management of new and existing retail credit exposures. Scoring models and decision strategies utilize a combination of borrower attributes, including employment status, existing loan exposure and performance, and size of total bank relationship, as well as external data such as credit bureau information, to determine the amount of credit the Bank is prepared to extend to retail customers and to estimate future credit performance. Established policies and procedures are in place to govern the use and ongoing monitoring and assessment of the performance of scoring models and decision strategies to ensure alignment with expected performance results. Retail credit exposures approved within the regional credit centres are subject to ongoing Retail Risk Management review to assess the effectiveness of credit decisions and risk controls, as well as identify emerging or systemic issues and trends. Larger dollar exposures and material exceptions to policy are escalated to Retail Risk Management. Material policy exceptions are tracked and reported to monitor portfolio trends and identify potential weaknesses in underwriting guidelines and strategies. Where unfavourable trends are identified, remedial actions are taken to address those weaknesses.

The Bank's Commercial Banking and Wholesale Banking businesses use credit risk models and policies to establish borrower and facility risk ratings, quantify and monitor the level of risk, and facilitate its management. The businesses also use risk ratings to determine the amount of credit exposure it is willing to extend to a particular borrower. Management processes are used to monitor country, industry, and borrower or counterparty risk ratings, which include daily, monthly, quarterly, and annual review requirements for credit exposures. The key parameters used in the Bank's credit risk models are monitored on an ongoing basis.

Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, and trade-related finance, as well as repatriation of the Bank's capital in that country. The Bank currently has credit exposure in a number of countries, with the majority of the exposure in North America. The Bank measures country risk using approved risk rating models and qualitative factors that are also used to establish country exposure limits covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and are subject to a detailed review at least annually.

As part of the Bank's credit risk strategy, the Bank sets limits on the amount of credit it is prepared to extend to specific industry sectors. The Bank monitors its concentration to any given industry to provide for a diversified loan portfolio and to reduce the risk of undue concentration. The Bank manages its risk using limits based on an internal risk rating score that combines TD's industry risk rating model and industry analysis, and regularly reviews industry risk ratings to assess whether internal ratings properly reflect the risk of the industry. The Bank assigns a maximum exposure limit or a concentration limit to each major industry segment which is a percentage of its total wholesale and commercial private sector exposure.

The Bank may also set limits on the amount of credit it is prepared to extend to a particular entity or group of entities, also referred to as "entity risk". All entity risk is approved by the appropriate decision-making authority using limits based on the entity's borrower risk rating (BRR) and, for certain portfolios, the risk rating of the industry in which the entity operates. This exposure is monitored on a regular basis.

The Bank may also use credit derivatives to mitigate borrower-specific exposure as part of its portfolio risk management techniques.

The Basel Framework

The objective of the Basel Framework is to improve the consistency of capital requirements internationally and make required regulatory capital more risk-sensitive. The Basel Framework sets out several options which represent increasingly more risk-sensitive approaches for calculating credit, market, and operational RWA.

Credit Risk and the Basel Framework

The Bank received approval from OSFI to use the Basel AIRB Approach for credit risk, effective November 1, 2007. The Bank uses the AIRB Approach for all material portfolios, except in the following areas:

•	TD has approved exemptions to use TSA for some small credit exposures in North America. Risk Management reconfirms annually that this approach remains appropriate.
•

Effective the third quarter of 2016, OSFI approved the Bank to calculate the majority of the retail portfolio credit RWA in the U.S. Retail segment using the AIRB Approach. The non-retail portfolio in the U.S. retail segment continues to use TSA while working to achieve regulatory approval to transition to the AIRB Approach.

To continue to qualify using the AIRB Approach for credit risk, the Bank must meet the ongoing conditions and requirements established by OSFI and the Basel Framework. The Bank regularly assesses its compliance with these requirements.

Credit Risk Exposures Subject to the AIRB Approach

Banks that adopt the AIRB Approach to credit risk must report credit risk exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in the Bank's Consolidated Financial Statements. The Bank's credit risk exposures are divided into two main portfolios, retail and non-retail.

Risk Parameters

Under the AIRB Approach, credit risk is measured using the following risk parameters:

•	PD – the likelihood that the borrower will not be able to meet its scheduled repayments within a one year time horizon.
•	LGD – the amount of loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of EAD.
•	EAD – the total amount the Bank is exposed to at the time of default.

By applying these risk parameters, the Bank can measure and monitor its credit risk to ensure it remains within pre-determined thresholds.

Retail Exposures

In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. There are three sub-types of retail exposures: residential secured (for example, individual mortgages and home equity lines of credit), qualifying revolving retail (for example, individual credit cards, unsecured lines of credit, and overdraft protection products), and other retail (for example, personal loans, including secured automobile loans, student lines of credit, and small business banking credit products).

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The Bank calculates RWA for its retail exposures using the AIRB Approach. All retail PD, LGD, and EAD parameter models are based exclusively on the internal default and loss performance history for each of the three retail exposure sub-types.

Account-level PD, LGD, and EAD models are built for each product portfolio and calibrated based on the observed account-level default and loss performance for the portfolio.

Consistent with the AIRB Approach, the Bank defines default for exposures as delinquency of 90 days or more for the majority of retail credit portfolios. LGD estimates used in the RWA calculations reflect economic losses, such as, direct and indirect costs as well as any appropriate discount to account for time between default and ultimate recovery. EAD estimates reflect the historically observed utilization of undrawn credit limit prior to default. PD, LGD, and EAD models are calibrated using logistic and linear regression techniques. Predictive attributes in the models may include account attributes, such as loan size, interest rate, and collateral, where applicable; an account's previous history and current status; an account's age on books; a customer's credit bureau attributes; and a customer's other holdings with the Bank. For secured products such as residential mortgages, property characteristics, loan-to-value ratios, and a customer's equity in the property, play a significant role in PD as well as in LGD models.

All risk parameter estimates are updated on a quarterly basis based on the refreshed model inputs. Parameter estimation is fully automated based on approved formulas and is not subject to manual overrides.

Exposures are then assigned to one of nine pre-defined PD segments based on their estimated long-run average one-year PD.

The risk discriminative and predictive power of the Bank's retail credit models is assessed against the most recently available one-year default and loss performance on a quarterly basis. All models are also subject to a comprehensive independent validation prior to implementation and on an annual basis as outlined in the "Model Risk Management" section of this disclosure.

Long-run PD estimates are generated by including key economic indicators, such as interest rates and unemployment rates, and using their long-run average over the credit cycle to estimate PD.

LGD estimates are required to reflect a downturn scenario. Downturn LGD estimates are generated by using macroeconomic inputs, such as changes in housing prices and unemployment rates expected in an appropriately severe downturn scenario.

For unsecured products, downturn LGD estimates reflect the observed lower recoveries for exposures defaulted during the 2008 to 2009 recession. For products secured by residential real estate, such as mortgages and home equity lines of credit, downturn LGD reflects the potential impact of a severe housing downturn. EAD estimates similarly reflect a downturn scenario.

The following table maps PD ranges to risk levels:

Risk Assessment	PD Segment	PD Range
Low Risk	1	0.00 to 0.15%
Normal Risk	2 3	0.16 to 0.41 0.42 to 1.10
Medium Risk	4 5	1.11 to 2.93 2.94 to 4.74
High Risk	6 7 8	4.75 to 7.59 7.60 to 18.20 18.21 to 99.99
Default	9	100.00

Non-Retail Exposures

In the non-retail portfolio, the Bank manages exposures on an individual borrower basis, using industry and sector-specific credit risk models, and expert judgment. The Bank has categorized non-retail credit risk exposures according to the following Basel counterparty types: corporate, including wholesale and commercial customers, sovereign, and bank. Under the AIRB Approach, CMHC-insured mortgages are considered sovereign risk and are therefore classified as non-retail.

The Bank evaluates credit risk for non-retail exposures by using both a BRR and facility risk rating (FRR). The Bank uses this system for all corporate, sovereign, and bank exposures. The Bank determines the risk ratings using industry and sector-specific credit risk models that are based on internal historical data for the years of 1994-2017, covering both wholesale and commercial lending experience. All borrowers and facilities are assigned an internal risk rating that must be reviewed at least once each year. External data such as rating agency default rates or loss databases are used to validate the parameters.

Internal risk ratings (BRR and FRR) are key to portfolio monitoring and management, and are used to set exposure limits and loan pricing. Internal risk ratings are also used in the calculation of regulatory capital, economic capital, and incurred but not identified allowance for credit losses. Consistent with the AIRB Approach to measure capital adequacy at a one-year risk horizon, the parameters are estimated to a twelve-month forward time horizon.

Borrower Risk Rating and PD

Each borrower is assigned a BRR that reflects the PD of the borrower using proprietary models and expert judgment. In assessing borrower risk, the Bank reviews the borrower's competitive position, financial performance, economic, and industry trends, management quality, and access to funds. Under the AIRB Approach, borrowers are grouped into BRR grades that have similar PD. Use of projections for model implied risk ratings is not permitted and BRRs may not incorporate a projected reversal, stabilization of negative trends, or the acceleration of existing positive trends. Historic financial results can however be sensitized to account for events that have occurred, or are about to occur, such as additional debt incurred by a borrower since the date of the last set of financial statements. In conducting an assessment of the BRR, all relevant and material information must be taken into account and the information being used must be current. Quantitative rating models are used to rank the expected through-the-cycle PD, and these models are segmented into categories based on industry and borrower size. The quantitative model output can be modified in some cases by expert judgment, as prescribed within the Bank's credit policies.

To calibrate PDs for each BRR band, the Bank computes yearly transition matrices based on annual cohorts and then estimates the average annual PD for each BRR. The PD is set at the average estimation level plus an appropriate adjustment to cover statistical and model uncertainty. The calibration process for PD is a through-the-cycle approach.

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TD's 21-point BRR scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor's	Moody's Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

Facility Risk Rating and LGD

The FRR maps to LGD and takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure.

Different FRR models are used based on industry and obligor size. Where an appropriate level of historical defaults is available per model, this data is used in the LGD estimation process. Data considered in the calibration of the LGD model includes variables such as collateral coverage, debt structure, and borrower enterprise value. Average LGD and the statistical uncertainty of LGD are estimated for each FRR grade. In some FRR models, lack of historical data requires the model to output a rank-ordering which is then mapped through expert judgment to the quantitative LGD scale.

The AIRB Approach stipulates the use of downturn LGD, where the downturn period, as determined by internal and/or external experience, suggests higher than average loss rates or lower than average recovery, such as during an economic recession. To reflect this, average calibrated LGDs take into account both the statistical estimation uncertainty and the higher than average LGDs experienced during downturn periods.

Exposure at Default

The Bank calculates non-retail EAD by first measuring the drawn amount of a facility and then adding a potential increased utilization at default from the undrawn portion, if any. Usage Given Default (UGD) is measured as the percentage of Committed Undrawn exposure that would be expected to be drawn by a borrower defaulting in the next year, in addition to the amount that already has been drawn by the borrower. In the absence of credit mitigation effects or other details, the EAD is set at the drawn amount plus (UGD x Committed Undrawn), where UGD is a percentage between 0% and 100%.

Given that UGD is determined in part by PD, UGD data is consolidated by BRR up to one-year prior to default. An average UGD is then calculated for each BRR along with the statistical uncertainty of the estimates.

Historical UGD experience is studied for any downturn impacts, similar to the LGD downturn analysis. The Bank has not found downturn UGD to be significantly different than average UGD, therefore the UGDs are set at the average calibrated level, per BRR grade, plus an appropriate adjustment for statistical and model uncertainty.

Credit Risk Exposures Subject to the Standardized Approach

Currently TSA to credit risk is used primarily for assets in the U.S. non-retail credit portfolio. The Bank is currently in the process of transitioning this portfolio to the AIRB Approach. Under TSA, the assets are multiplied by risk weights prescribed by OSFI to determine RWA. These risk weights are assigned according to certain factors including counterparty type, product type, and the nature/extent of credit risk mitigation. The Bank uses external credit ratings, including Moody's and S&P to determine the appropriate risk weight for its exposures to sovereigns (governments, central banks, and certain public sector entities) and banks (regulated deposit-taking institutions, securities firms, and certain public sector entities).

The Bank applies the following risk weights to on-balance sheet exposures under TSA:

Sovereign	0%[1]
Bank	20%[1]
Corporate	100%

[1]	The risk weight may vary according to the external risk rating.

Lower risk weights apply where approved credit risk mitigants exist. Non-retail loans that are more than 90 days past due receive a risk weight of 150%. For off-balance sheet exposures, specified credit conversion factors are used to convert the notional amount of the exposure into a credit equivalent amount.

Derivative Exposures

Credit risk on derivative financial instruments, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Bank uses the Current Exposure Method to calculate the credit equivalent amount, which is defined by OSFI as the replacement cost plus an amount for potential future exposure, to estimate the risk and determine regulatory capital requirements for derivative exposures. The Global Counterparty Control group within Capital Markets Risk Management is responsible for estimating and managing counterparty credit risk in accordance with credit policies established by Risk Management.

The Bank uses various qualitative and quantitative methods to measure and manage counterparty credit risk. These include statistical methods to measure the current and future potential risk, as well as ongoing stress testing to identify and quantify exposure to extreme events. The Bank establishes various limits, including gross notional limits, to manage business volumes and concentrations. It also regularly assesses market conditions and the valuation of underlying financial instruments. Counterparty credit risk may increase during periods of receding market liquidity for certain instruments. Capital Markets Risk Management meets regularly with Market and Credit Risk Management and Trading businesses to discuss how evolving market conditions may impact the Bank's market risk and counterparty credit risk.

The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral pledging and other credit risk mitigation techniques. The Bank also executes certain derivatives through a central clearing house which reduces counterparty credit risk due to the ability to net offsetting positions amongst counterparty participants that settle within clearing houses. Derivative-related credit risks are subject to the same credit approval, limit, monitoring, and exposure guideline standards that the Bank uses for managing other transactions that create credit risk exposure. These standards include evaluating the creditworthiness of counterparties, measuring and monitoring exposures, including wrong-way risk exposures, and managing the size, diversification, and maturity structure of the portfolios.

There are two types of wrong-way risk exposures, namely general and specific. General wrong-way risk arises when the PD of the counterparties moves in the same direction as a given market risk factor. Specific wrong-way risk arises when the exposure to a particular counterparty moves in the same direction as the PD of the counterparty due to the nature of the transactions entered into with that counterparty. These exposures require specific

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 64

approval within the credit approval process. The Bank measures and manages specific wrong-way risk exposures in the same manner as direct loan obligations and controls them by way of approved credit facility limits.

As part of the credit risk monitoring process, management meets on a periodic basis to review all exposures, including exposures resulting from derivative financial instruments to higher risk counterparties. As at October 31, 2018, after taking into account risk mitigation strategies, the Bank does not have material derivative exposure to any counterparty considered higher risk as defined by the Bank's credit policies. In addition, the Bank does not have a material credit risk valuation adjustment to any specific counterparty.

Validation of the Credit Risk Rating System

Credit risk rating systems and methodologies are independently validated on a regular basis to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•	Risk parameter estimates – PDs, LGDs, and EADs are reviewed and updated against actual loss experience to ensure estimates continue to be reasonable predictors of potential loss.
•	Model performance – Estimates continue to be discriminatory, stable, and predictive.
•	Data quality – Data used in the risk rating system is accurate, appropriate, and sufficient.
•	Assumptions – Key assumptions underlying the development of the model remain valid for the current portfolio and environment.

Risk Management ensures that the credit risk rating system complies with the Bank's Model Risk Policy. At least annually, the Risk Committee is informed of the performance of the credit risk rating system. The Risk Committee must approve any material changes to the Bank's credit risk rating system.

Stress Testing

To determine the potential loss that could be incurred under a range of adverse scenarios, the Bank subjects its credit portfolios to stress tests. Stress tests assess vulnerability of the portfolios to the effects of severe but plausible situations, such as an economic downturn or a material market disruption.

Credit Risk Mitigation

The techniques the Bank uses to reduce or mitigate credit risk include written policies and procedures to value and manage financial and non-financial security (collateral) and to review and negotiate netting agreements. The amount and type of collateral, and other credit risk mitigation techniques required, are based on the Bank's own assessment of the borrower's or counterparty's credit quality and capacity to pay.

In the retail and commercial banking businesses, security for loans is primarily non-financial and includes residential real estate, real estate under development, commercial real estate, automobiles, and other business assets, such as accounts receivable, inventory, and fixed assets. In the Wholesale Banking business, a large portion of loans is to investment grade borrowers where no security is pledged. Non-investment grade borrowers typically pledge business assets in the same manner as commercial borrowers. Common standards across the Bank are used to value collateral, determine frequency of recalculation, and to document, register, perfect, and monitor collateral.

The Bank also uses collateral and master netting agreements to mitigate derivative counterparty exposure. Security for derivative exposures is primarily financial and includes cash and negotiable securities issued by highly rated governments and investment grade issuers. This approach includes pre-defined discounts and procedures for the receipt, safekeeping, and release of pledged securities.

In all but exceptional situations, the Bank secures collateral by taking possession and controlling it in a jurisdiction where it can legally enforce its collateral rights. In exceptional situations and when demanded by the Bank's counterparty, the Bank holds or pledges collateral with an acceptable third-party custodian. The Bank documents all such third-party arrangements with industry standard agreements.

Occasionally, the Bank may take guarantees to reduce the risk in credit exposures. For credit risk exposures subject to AIRB, the Bank only recognizes irrevocable guarantees for Commercial Banking and Wholesale Banking credit exposures that are provided by entities with a better risk rating than that of the borrower or counterparty to the transaction.

The Bank makes use of credit derivatives to mitigate credit risk. The credit, legal, and other risks associated with these transactions are controlled through well-established procedures. The Bank's policy is to enter into these transactions with investment grade financial institutions and transact on a collateralized basis. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes the Bank uses for all counterparties for which it has credit exposure.

The Bank uses appraisals and automated valuation models (AVMs) to support property values when adjudicating loans collateralized by residential real property. AVMs are computer-based tools used to estimate or validate the market value of residential real property using market comparables and price trends for local market areas. The primary risk associated with the use of these tools is that the value of an individual property may vary significantly from the average for the market area. The Bank has specific risk management guidelines addressing the circumstances when they may be used, and processes to periodically validate AVMs including obtaining third party appraisals.

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Gross Credit Risk Exposure

Gross credit risk exposure, also referred to as EAD, is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 43: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based Approaches1

(millions of Canadian dollars)					As at
		October 31, 2018			October 31, 2017
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$3,091	$371,450	$374,541	$5,862	$349,749	$355,611
Qualifying revolving retail	–	112,388	112,388	–	93,527	93,527
Other retail	12,835	80,513	93,348	19,011	75,566	94,577
Total retail	15,926	564,351	580,277	24,873	518,842	543,715
Non-retail
Corporate	132,030	346,751	478,781	125,621	305,867	431,488
Sovereign	95,411	136,951	232,362	91,567	157,947	249,514
Bank	18,019	110,295	128,314	18,195	94,181	112,376
Total non-retail	245,460	593,997	839,457	235,383	557,995	793,378
Gross credit risk exposures	$261,386	$1,158,348	$1,419,734	$260,256	$1,076,837	$1,337,093

[1]	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

Other Credit Risk Exposures

Non-trading Equity Exposures

The Bank's non-trading equity exposures are at a level that represents less than 5% of the Bank's combined Tier 1 and Tier 2 Capital. As a result, the Bank uses OSFI-prescribed risk weights to calculate RWA on non-trading equity exposures.

Securitization Exposures

For externally rated securitization exposures, the Bank uses both TSA and the Ratings Based Approach (RBA). Both approaches assign risk weights to exposures using external ratings. The Bank uses ratings assigned by external rating agencies, including Moody's and S&P. The RBA also takes into account additional factors, including the time horizon of the rating (long-term or short-term), the number of underlying exposures in the asset pool, and the seniority of the position.

The Bank uses the Internal Assessment Approach (IAA) to manage the credit risk of its exposures relating to ABCP securitizations that are not externally rated.

Under the IAA, the Bank considers all relevant risk factors in assessing the credit quality of these exposures, including those published by the Moody's and S&P rating agencies. The Bank also uses loss coverage models and policies to quantify and monitor the level of risk, and facilitate its management. The Bank's IAA process includes an assessment of the extent by which the enhancement available for loss protection provides coverage of expected losses. The levels of stressed coverage the Bank requires for each internal risk rating are consistent with the rating agencies' published stressed factor requirements for equivalent external ratings by asset class.

All exposures are assigned an internal risk rating based on the Bank's assessment, which must be reviewed at least annually. The Bank's ratings reflect its assessment of risk of loss, consisting of the combined PD and LGD for each exposure. The ratings scale TD uses corresponds to the long-term ratings scales used by the rating agencies.

The Bank's IAA process is subject to all of the key elements and principles of the Bank's risk governance structure, and is managed in the same way as outlined in this "Credit Risk" section.

The Bank uses the results of the IAA in all aspects of its credit risk management, including performance tracking, control mechanisms, management reporting, and the calculation of capital. Under the IAA, exposures are multiplied by OSFI-prescribed risk weights to calculate RWA for capital purposes.

Market Risk

Trading Market Risk is the risk of loss in financial instruments held in trading positions due to adverse movements in market factors. These market factors include interest rates, foreign exchange rates, equity prices, commodity prices, credit spreads, and their respective volatilities.

Non-Trading Market Risk is the risk of loss on the balance sheet or volatility in earnings from non-trading activities such as asset-liability management or investments, due to adverse movements in market factors. These market factors are predominantly interest rate, credit spread, foreign exchange rates and equity prices.

The Bank is exposed to market risk in its trading and investment portfolios, as well as through its non-trading activities. In the Bank's trading and investment portfolios, it is an active participant in the market, seeking to realize returns for TD through careful management of its positions and inventories. In the Bank's non-trading activities, it is exposed to market risk through the everyday banking transactions that the Bank's customers execute with TD.

The Bank complied with the Basel III market risk requirements as at October 31, 2018, using the Internal Models Approach.

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MARKET RISK LINKAGE TO THE BALANCE SHEET

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 44: MARKET RISK LINKAGE TO THE BALANCE SHEET1

(millions of Canadian dollars)									As at
	October 31, 2018				October 31, 2017
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$30,720	$729	$29,991	$–	$51,185	$194	$50,991	$–	Interest rate
Trading loans, securities, and other	127,897	125,437	2,460	–	103,918	99,168	4,750	–	Interest rate
Non-trading financial assets at fair value through profit or loss	4,015	–	4,015	–	n/a	n/a	n/a	n/a	Equity, foreign exchange, interest rate
Derivatives	56,996	53,087	3,909	–	56,195	51,492	4,703	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	3,618	–	3,618	–	4,032	–	4,032	–	Interest rate
Financial assets at fair value through other comprehensive income	130,600	–	130,600	–	n/a	n/a	n/a	n/a	Equity, foreign exchange, interest rate
Available-for-sale securities	n/a	n/a	n/a	–	146,411	–	146,411	–	Foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	107,171	–	107,171	–	n/a	n/a	n/a	n/a	Foreign exchange, interest rate
Held-to-maturity securities	n/a	n/a	n/a	–	71,363	–	71,363	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	127,379	3,920	123,459	–	134,429	1,345	133,084	–	Interest rate
Loans, net of allowance for loan losses	646,393	–	646,393	–	616,374	–	616,374	–	Interest rate
Customers' liability under acceptances	17,267	–	17,267	–	17,297	–	17,297	–	Interest rate
Investment in TD Ameritrade	8,445	–	8,445	–	7,784	–	7,784	–	Equity
Other assets[2]	1,751	–	1,751	–	1,549	–	1,549	–	Interest rate
Assets not exposed to market risk	72,651	–	–	72,651	68,458	–	–	68,458
Total Assets	$1,334,903	$183,173	$1,079,079	$72,651	$1,278,995	$152,199	$1,058,338	$68,458
Liabilities subject to market risk
Trading deposits	114,704	6,202	108,502	–	79,940	3,539	76,401	–	Interest rate
Derivatives	48,270	44,119	4,151	–	51,214	46,206	5,008	–	Equity foreign exchange, interest rate
Securitization liabilities at fair value	12,618	12,618	–	–	12,757	12,757	–	–	Interest rate
Deposits	851,439	–	851,439	–	832,824	–	832,824	–	Equity, interest rate
Acceptances	17,269	–	17,269	–	17,297	–	17,297	–	Interest rate
Obligations related to securities sold short	39,478	37,323	2,155	–	35,482	32,124	3,358	–	Interest rate
Obligations related to securities sold under repurchase agreements	93,389	3,797	89,592	–	88,591	2,064	86,527	–	Interest rate
Securitization liabilities at amortized cost	14,683	–	14,683	–	16,076	–	16,076	–	Interest rate
Subordinated notes and debentures	8,740	–	8,740	–	9,528	–	9,528	–	Interest rate
Other liabilities[2]	16,150	2	16,148	–	17,281	1	17,280	–	Equity Interest rate
Liabilities and Equity not exposed to market risk	118,163	–	–	118,163	118,005	–	–	118,005
Total Liabilities and Equity	$1,334,903	$104,061	$1,112,679	$118,163	$1,278,995	$96,691	$1,064,299	$118,005

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Relates to retirement benefits, insurance, and structured entity liabilities.

MARKET RISK IN TRADING ACTIVITIES

The overall objective of the Bank's trading businesses is to provide wholesale banking services, including facilitation and liquidity, to clients of the Bank. The Bank must take on risk in order to provide effective service in markets where its clients trade. In particular, the Bank needs to hold inventory, act as principal to facilitate client transactions, and underwrite new issues. The Bank also trades in order to have in-depth knowledge of market conditions to provide the most efficient and effective pricing and service to clients, while balancing the risks inherent in its dealing activities.

WHO MANAGES MARKET RISK IN TRADING ACTIVITIES

Primary responsibility for managing market risk in trading activities lies with Wholesale Banking, with oversight from Market Risk Control within Risk Management. The Market Risk Control Committee meets regularly to conduct a review of the market risk profile, trading results of the Bank's trading businesses as well as changes to market risk policies. The committee is chaired by the Senior Vice President, Market Risk and Model Development, and includes Wholesale Banking senior management.

There were no significant reclassifications between trading and non-trading books during the year ended October 31, 2018.

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HOW TD MANAGES MARKET RISK IN TRADING ACTIVITIES

Market risk plays a key part in the assessment of any trading business strategy. The Bank launches new trading initiatives or expands existing ones only if the risk has been thoroughly assessed, and is judged to be within the Bank's risk appetite and business expertise, and if the appropriate infrastructure is in place to monitor, control, and manage the risk. The Trading Market Risk Framework outlines the management of trading market risk and incorporates risk appetite, risk governance structure, risk identification, measurement, and control. The Trading Market Risk Framework is maintained by Risk Management and supports alignment with the Bank's Risk Appetite for trading market risk.

Trading Limits

The Bank sets trading limits that are consistent with the approved business strategy for each business and its tolerance for the associated market risk, aligned to its market risk appetite. In setting limits, the Bank takes into account market volatility, market liquidity, organizational experience, and business strategy. Limits are prescribed at the Wholesale Banking level in aggregate, as well as at more granular levels.

The core market risk limits are based on the key risk drivers in the business and includes notional, credit spread, yield curve shift, price, and volatility limits.

Another primary measure of trading limits is VaR, which the Bank uses to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

At the end of each day, risk positions are compared with risk limits, and any excesses are reported in accordance with established market risk policies and procedures.

Calculating VaR

The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with its trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank's market risk capital trading books. For the year ending October 31, 2018, there were 14 days of trading losses and trading net revenue was positive for 95% of the trading days, reflecting normal trading activity. Losses in the year did not exceed VaR on any trading day.

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VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, Incremental Risk Charge (IRC), Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the fourth quarter of fiscal 2018, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. The Bank applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

The following table presents the end of year, average, high, and low usage of TD's portfolio metrics.

TABLE 45:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	2018				2017
	As at	Average	High	Low	As at	Average	High	Low
Interest rate risk	$14.2	$14.0	$25.7	$5.3	$6.9	$14.2	$34.9	$6.2
Credit spread risk	17.2	11.8	18.2	7.7	7.6	8.9	11.8	6.0
Equity risk	6.1	7.2	12.9	4.0	8.5	8.9	12.3	5.8
Foreign exchange risk	8.7	4.4	8.7	2.2	2.7	4.3	7.9	2.2
Commodity risk	3.0	2.6	6.8	1.3	2.3	1.3	2.5	0.7
Idiosyncratic debt specific risk	17.2	16.5	22.4	11.3	10.1	14.1	17.9	10.1
Diversification effect[1]	(41.9)	(32.7)	n/m2	n/m	(23.0)	(30.3)	n/m	n/m
Total Value-at-Risk (one-day)	24.5	23.8	33.1	16.9	15.1	21.4	36.4	15.1
Stressed Value-at-Risk (one-day)	54.2	49.8	84.8	28.8	40.9	39.3	51.1	28.1
Incremental Risk Capital Charge (one-year)	237.1	205.8	269.8	156.2	190.8	242.9	330.2	171.3

[1]	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2]	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR increased marginally year-over-year due to an increase in debt specific risk driven by positions in financial bonds. Average Stressed VaR increased year-over-year driven by an increase in the U.S. interest rate risk positions.

The average IRC decreased year-over-year driven by Canadian bank positions.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to verify that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Stress Testing

The Bank's trading business is subject to an overall global stress test limit. In addition, global businesses have stress test limits, and each broad risk class has an overall stress test threshold. Stress scenarios are designed to model extreme economic events, replicate worst-case historical experiences, or introduce severe, but plausible, hypothetical changes in key market risk factors. The stress testing program includes scenarios developed using actual historical market data during periods of market disruption, in addition to hypothetical scenarios developed by Risk Management. The events the Bank has modeled include the 1987 equity market crash, the 1998 Russian debt default crisis, the aftermath of September 11, 2001, the 2007 ABCP crisis, the credit crisis of Fall 2008, and the Brexit referendum of June 2016.

Stress tests are produced and reviewed regularly with the Market Risk Control Committee.

MARKET RISK IN OTHER WHOLESALE BANKING ACTIVITIES

The Bank is also exposed to market risk arising from a legacy portfolio of bonds and preferred shares held in TD Securities and in its remaining merchant banking investments. Risk Management reviews and approves policies and procedures, which are established to monitor, measure, and mitigate these risks.

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Asset/Liability Management

Asset/liability management deals with managing the market risks of TD's traditional banking activities. This generally reflects the market risks arising from personal and commercial banking products (loans and deposits) as well as related funding, investments and high quality liquid assets (HQLA). Such structural market risks primarily include interest rate risk and foreign exchange risk.

WHO IS RESPONSIBLE FOR ASSET/LIABILITY MANAGEMENT

The TBSM group measures and manages the market risks of the Bank's non-trading banking activities, with oversight from the Asset/Liability and Capital Committee, which is chaired by the Group Head and CFO, and includes other senior executives. The Market Risk Control function provides independent oversight, governance, and control over these market risks. The Risk Committee periodically reviews and approves key asset/liability management and non-trading market risk policies and receives reports on compliance with approved risk limits.

HOW TD MANAGES ITS ASSET AND LIABILITY POSITIONS

Non-trading interest rate risk is viewed as a non-productive risk as it has the potential to increase earnings volatility and incur loss without providing long run expected value. As a result, TBSM's mandate is to structure the asset and liability positions of the balance sheet in order to achieve a target profile that controls the impact of changes in interest rates on the Bank's net interest income and economic value that is consistent with the Bank's RAS.

Managing Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Bank's margins, earnings, and economic value. Interest rate risk management is designed to ensure that earnings are stable and predictable over time. The Bank has adopted a disciplined hedging approach to manage the net interest income contribution from its asset and liability positions, including an assigned target-modeled maturity profile for non-rate sensitive assets, liabilities, and equity. Key aspects of this approach are:

•

Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value, and developing strategies to manage overall sensitivity to rates across varying interest rate scenarios;

•	Measuring the contribution of each TD product on a risk-adjusted, fully-hedged basis, including the impact of financial options such as mortgage commitments that are granted to customers; and
•	Developing and implementing strategies to stabilize net interest income from all retail and commercial banking products.

The Bank is exposed to interest rate risk when asset and liability principal and interest cash flows, determined using contractual cash-flows and the target-modeled maturity profile for non-maturity products, have different interest payment or maturity dates. These are called "mismatched positions" and impact the Bank's earnings when its interest-sensitive assets and liabilities reprice as interest rates change and when there are: final maturities, normal amortizations, or option exercises (such as prepayment, redemption, or conversion).

The Bank's exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise embedded options, such as prepaying a loan or redeeming a deposit before its maturity date.

Interest rate risk exposure, after economic hedging activities, is measured using various interest rate "shock" scenarios. Two of the measures used are Net Interest Income Sensitivity (NIIS) and Economic Value at Risk (EVaR). NIIS is defined as the change in net interest income over the next twelve months resulting from mismatched positions for an immediate and sustained 100 bps interest rate shock. NIIS measures the extent to which the maturing and repricing asset and liability cash flows are matched over the next twelve-month period and reflects how the Bank's net interest income will change over that period from the effect of the interest rate shock on the mismatched positions. EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in long-term interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

To the extent that interest rates are sufficiently low and it is not feasible to measure the impact of a 100 bps decline in interest rates, EVaR and NIIS exposures will be calculated by measuring the impact of a decline in interest rates where the resultant rates do not become negative.

The methodology used to calculate NIIS and EVaR captures the impact of changes to assumed customer behaviours, such as interest rate sensitive mortgage prepayments, but does not assume any balance sheet growth, change in business mix, product pricing philosophy, or management actions in response to changes in market conditions.

The Bank policy as approved by the Risk Committee sets overall limits on EVaR and NIIS which are linked to capital and net interest income, respectively. These limits are consistent with the Bank's enterprise risk appetite and are periodically reviewed and approved by the Risk Committee. Exposures against Board limits are routinely monitored, hedged, and reported, and breaches of these Board limits, if any, are escalated to both the ALCO and the Risk Committee of the Board.

In addition to Board policy limits, book-level risk limits are set for TBSM's management of non-trading interest rate risk by Risk Management. These book-level risk limits are set at a more granular level than Board policy limits for NIIS and EVaR, and developed to be consistent with the overall Board Market Risk policy. Breaches of these book-level risk limits, if any, are escalated to the ALCO in a timely manner.

The interest rate risk exposures from products with closed (non-optioned) fixed-rate cash flows are measured and managed separately from products that offer customers prepayment options. The Bank projects future cash flows by looking at the impact of:

•	A target interest sensitivity profile for its non-maturity assets and liabilities;
•	A target investment profile on its net equity position; and
•	Liquidation assumptions on mortgages other than from embedded pre-payment options.

The Bank also measures its exposure to non-maturity liabilities, such as core deposits, by assessing interest rate elasticity and balance permanence using historical data and business judgment. Fluctuations of non-maturity deposits can occur because of factors such as interest rate movements, equity market movements, and changes to customer liquidity preferences.

The objective of portfolio management within the closed-cash-flow book is to eliminate cash flow mismatches to the extent practically possible, so that net interest income becomes more predictable.

Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose the Bank to a significant financial risk.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 70

•

Rate Commitments: The Bank measures its exposure from freestanding mortgage rate commitment options using an expected funding profile based on historical experience. Customers' propensity to fund, and their preference for fixed or floating rate mortgage products, is influenced by factors such as market mortgage rates, house prices, and seasonality.

•

Asset Prepayment: The Bank models its exposure to written options embedded in other products, such as the right to prepay residential mortgage loans, based on analysis of customer behaviour. Econometric models are used to model prepayments and the effects of prepayment behaviour to the Bank. In general mortgage prepayments are also affected by factors, such as mortgage age, house prices, and GDP growth. The combined impacts from these parameters are also assessed to determine a core liquidation speed which is independent of market incentives.

To manage product option exposures the Bank purchases options or uses a dynamic hedging process designed to replicate the payoff of a purchased option. The Bank also models the margin compression that would be caused by declining interest rates on certain demand deposit accounts.

Other Non-Trading Market Risks

Other market risks monitored on a regular basis include:

•	Basis Risk – The Bank is exposed to risks related to the difference in various market indices.
•

Equity Risk – The Bank is exposed to equity risk through its equity-linked guaranteed investment certificate product offering. The exposure is managed by purchasing options to replicate the equity payoff. The Bank is also exposed to non-trading equity price risk primarily from its share-based compensation plans where certain employees are awarded share units equivalent to the Bank's common shares as compensation for services provided to the Bank. These share units are recorded as a liability over the vesting period and revalued at each reporting period until settled in cash. Changes in the Bank's share price can impact non-interest expenses. The Bank uses derivative instruments to manage its non-trading equity price risk.

Interest Rate Risk

The following graph shows the Bank's interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities, and derivative instruments used for structural interest rate management. This reflects the interest rate risk from personal and commercial banking products (loans and deposits) as well as related funding, investments, and HQLA. EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at October 31, 2018, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $238 million (October 31, 2017 – $235 million decrease) after tax. An immediate and sustained 100 bps decrease in interest rates would have increased the economic value of shareholders' equity by $2 million (October 31, 2017 – $225 million decrease) after tax.

The interest rate exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk in the insurance business is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

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The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where the Bank has material exposure.

TABLE 46:  SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY

(millions of Canadian dollars)		October 31, 2018		October 31, 2017
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(41)	$(17)	$(24)	$(43)
U.S. dollar	(197)	19	(211)	(182)
	$(238)	$2	$(235)	$(225)

For the NIIS measure (not shown on the graph), a 100 bps increase in interest rates on October 31, 2018, would have decreased pre-tax net interest income by $73 million (October 31, 2017 – $116 million increase) in the next twelve months due to the mismatched positions. A 100 bps decrease in interest rates on October 31, 2018, would have decreased pre-tax net interest income by $114 million (October 31, 2017 – $152 million decrease) in the next twelve months due to the mismatched positions. Reported NIIS remains consistent with the Bank's risk appetite and within established Board limits.

The following table shows the sensitivity of net interest income (pre-tax) by currency for those currencies where the Bank has material exposure.

TABLE 47:  SENSITIVITY OF PRE-TAX NET INTEREST INCOME SENSITIVITY BY CURRENCY

(millions of Canadian dollars)		October 31, 2018		October 31, 2017
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(49)	$49	$(9)	$9
U.S. dollar	(24)	(163)	125	(161)
	$(73)	$(114)	$116	$(152)

Managing Non-trading Foreign Exchange Risk

Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies create foreign exchange risk.

The Bank is exposed to non-trading foreign exchange risk primarily from its investments in foreign operations. When the Bank's foreign currency assets are greater or less than its liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact the Bank's reported net income and shareholders' equity, and also its capital ratios.

Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA denominated in a foreign currency. If the Canadian dollar weakens, the Canadian dollar equivalent of the Bank's RWA in a foreign currency increases, thereby increasing the Bank's capital requirement. For this reason, the foreign exchange risk arising from the Bank's net investments in foreign operations is hedged to the point where certain capital ratios change by no more than an acceptable amount for a given change in foreign exchange rates.

Managing Investment Portfolios

The Bank manages a securities portfolio that is integrated into the overall asset and liability management process. The securities portfolio is managed using high quality, low risk securities in a manner appropriate to the attainment of the following goals: (1) to generate a targeted credit of funds to deposits balances that are in excess of loan balances; (2) to provide a sufficient pool of liquid assets to meet unanticipated deposit and loan fluctuations and overall liquidity management objectives; (3) to provide eligible securities to meet collateral and cash management requirements; and (4) to manage the target interest rate risk profile of the balance sheet. The Risk Committee reviews and approves the Enterprise Investment Policy that sets out limits for the Bank's investment portfolio.

WHY NET INTEREST MARGIN FLUCTUATES OVER TIME

As previously noted, the Bank's approach to asset/liability management is to ensure that earnings are stable and predictable over time, regardless of cash flow mismatches and the exercise of options granted to customers. This approach also creates margin certainty on fixed rate loans and deposits as they are booked. Despite this approach however, the Bank's net interest margin on average earning assets is subject to change over time for the following reasons:

•	Differences in margins earned on new and renewing fixed-rate products relative to the margin previously earned on matured products;
•	The weighted-average margin on average earning assets will shift as the mix of business changes;
•	Changes in the basis between the Prime Rate and the Bankers' Acceptance rate, or the Prime Rate and the London Interbank Offered Rate; and/or
•	The lag in changing product prices in response to changes in wholesale rates.

The general level of interest rates will affect the return the Bank generates on its modeled maturity profile for core deposits and the investment profile for its net equity position as it evolves over time. The general level of interest rates is also a key driver of some modeled option exposures, and will affect the cost of hedging such exposures.

The Bank's approach to managing these factors tends to moderate their impact over time, resulting in a more stable and predictable earnings stream.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes or technology or from human activities or from external events. This definition includes legal risk but excludes strategic and reputational risk.

Operational risk is inherent in all of the Bank's business activities, including the practices and controls used to manage other risks such as credit, market, and liquidity risk. Failure to manage operational risk can result in financial loss (direct or indirect), reputational harm, or regulatory censure and penalties.

The Bank actively mitigates and manages operational risk in order to create and sustain shareholder value, successfully execute the Bank's business strategies, operate efficiently, and provide reliable, secure, and convenient access to financial services. The Bank maintains a formal enterprise-wide operational risk management framework that emphasizes a strong risk management and internal control culture throughout TD.

In fiscal 2018, operational risk losses remain within the Bank's risk appetite. Refer to Note 27 of the 2018 Consolidated Financial Statements for further information on material legal or regulatory actions.

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WHO MANAGES OPERATIONAL RISK

Operational Risk Management is an independent function that owns and maintains the Bank's overall operational risk management framework. This framework sets out the enterprise-wide governance processes, policies, and practices to identify and assess, measure, control, monitor, escalate, and report operational risk. Operational Risk Management is designed to ensure that there is appropriate monitoring and reporting of the Bank's operational risk profile and exposures to senior management through the OROC, the ERMC, and the Risk Committee.

In addition to the framework, Operational Risk Management owns and maintains, or has oversight of the Bank's operational risk policies. These policies govern the activities of the corporate areas responsible for the management and appropriate oversight of business continuity and incident management, third party management, data management, financial crime and fraud management, project management, and technology and cyber security management.

The senior management of individual business units and corporate areas is responsible for the day-to-day management of operational risk following the Bank's established operational risk management framework and policies and the three lines of defence model. An independent risk management oversight function supports each business segment and corporate area, and monitors and challenges the implementation and use of the operational risk management framework programs according to the nature and scope of the operational risks inherent in the area. The senior executives in each business unit and corporate area participate in a Risk Management Committee that oversees operational risk management issues and initiatives.

Ultimately, every employee has a role to play in managing operational risk. In addition to policies and procedures guiding employee activities, training is available to all staff regarding specific types of operational risks and their role in helping to protect the interests and assets of the Bank.

HOW TD MANAGES OPERATIONAL RISK

The Operational Risk Management Framework outlines the internal risk and control structure to manage operational risk and includes the operational risk appetite, governance processes, and policies. The Operational Risk Management Framework is maintained by Risk Management and supports alignment with the Bank's ERF and risk appetite. The framework incorporates sound industry practices and meets regulatory requirements. Key components of the framework include:

Governance and Policy

Management reporting and organizational structures emphasize accountability, ownership, and effective oversight of each business unit and each corporate area's operational risk exposures. In addition, the expectations of the Risk Committee and senior management for managing operational risk are set out by enterprise-wide policies and practices.

Risk and Control Self-Assessment

Internal controls are one of the primary methods of safeguarding the Bank's employees, customers, assets, and information, and in preventing and detecting errors and fraud. Management undertakes comprehensive assessments of key risk exposures and the internal controls in place to reduce or offset these risks. Senior management reviews the results of these evaluations to determine that risk management and internal controls are effective, appropriate, and compliant with the Bank's policies.

Operational Risk Event Monitoring

In order to reduce the Bank's exposure to future loss, it is critical that the Bank remains aware of and responds to its own and industry operational risks. The Bank's policies and processes require that operational risk events be identified, tracked, and reported to the appropriate level of management to facilitate the Bank's analysis and management of its risks and inform the assessment of suitable corrective and preventative action. The Bank also reviews, analyzes, and benchmarks itself against operational risk losses that have occurred at other financial institutions using information acquired through recognized industry data providers.

Scenario Analysis

Scenario Analysis is a systematic and repeatable process used to assess the likelihood and loss impact for significant and infrequent operational risk events (tail risks). The Bank applies this practice to meet risk measurement and risk management objectives. The process includes the use of relevant external operational loss event data that is assessed considering the Bank's operational risk profile and control structure. The program raises awareness and educates business owners regarding existing and emerging risks, which may result in the identification and implementation of new scenarios and risk mitigation action plans to minimize tail risk.

Risk Reporting

Risk Management, in partnership with senior management, regularly monitors risk-related measures and the risk profile throughout the Bank to report to senior business management and the Risk Committee. Operational risk measures are systematically tracked, assessed, and reported to promote management accountability and direct the appropriate level of attention to current and emerging issues.

Insurance

TD's Corporate Insurance team, with oversight from TD Risk Management, utilizes insurance and other risk transfer arrangements to mitigate and reduce potential future losses related to operational risk. Risk Management includes oversight of the effective use of insurance aligned with the Bank's risk management strategy and risk appetite. Insurance terms and provisions, including types and amounts of coverage, are regularly assessed so that the Bank's tolerance for risk and, where applicable, statutory requirements are satisfied. The management process includes conducting regular in-depth risk and financial analysis and identifying opportunities to transfer elements of the Bank's risk to third parties where appropriate. The Bank transacts with external insurers that satisfy its minimum financial rating requirements.

Technology and Cyber Security

Virtually all aspects of the Bank's business and operations use technology and information to create and support new markets, competitive products, delivery channels, as well as other business operations and opportunities. The Bank manages these risks to assure adequate and proper day-to-day operations; and protect against unauthorized access of the Bank's technology, infrastructure, systems, information, or data. To achieve this, the Bank actively monitors, manages, and continues to enhance its ability to mitigate these technology and cyber security risks through enterprise-wide programs using industry leading practices and robust threat and vulnerability assessments and responses. Together with the Bank's operational risk management framework, technology and cyber security programs also include enhanced resiliency planning and testing, as well as disciplined change management practices.

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Data Asset Management

The Bank's data is a strategic asset that is governed and managed to preserve value and support business objectives. Inconsistent data governance and management practices may compromise the Bank's critical data and information assets which could result in financial and reputational impacts. The Bank's Office of the Chief Data Officer (OCDO), Corporate and Technology partners develop and implement enterprise wide standards and practices that describe how data and information assets are managed, governed, used, and protected.

Business Continuity and Incident Management

The Bank maintains an enterprise-wide Business Continuity and Incident Management Program that supports management's ability to operate the Bank's businesses and operations (including providing customers access to products and services) in the event of a business disruption incident. All areas of the Bank are required to maintain and regularly test business continuity plans to facilitate the continuity and recovery of business operations. The Bank's Program is supported by formal incident management measures so that the appropriate level of leadership, oversight and management is applied to incidents affecting the Bank.

Third Party Management

A third party supplier/vendor is an entity that supplies a particular product or service to or on behalf of the Bank. While these relationships bring benefits to the Bank's businesses and customers, the Bank also needs to manage and minimize any risks related to the activity. The Bank does this through an enterprise third-party risk management program that is designed to manage third-party activities throughout the life cycle of an arrangement and provide an appropriate level of risk management and senior management oversight which is appropriate to the size, risk, and criticality of the third-party arrangement.

Project Management

The Bank has established a disciplined approach to project management across the enterprise coordinated by the Bank's Enterprise Project Delivery Excellence Group. This approach involves senior management governance and oversight of the Bank's project portfolio and leverages leading industry practices to guide the Bank's use of standardized project management methodology, defined project management accountabilities and capabilities, and project portfolio reporting and management tools to support successful project delivery.

Financial Crime and Fraud Management

The Financial Crime and Fraud Management Group leads the development and implementation of enterprise-wide financial crime and fraud management strategies, policies, and practices. The Bank employs prevention, detection and monitoring capabilities to strengthen the Bank's defences and enhance governance, oversight, and collaboration across the enterprise to protect customers, shareholders, and employees from increasingly sophisticated financial crimes and fraud.

Operational Risk Capital Measurement

The Bank's operational risk capital is determined using the Advanced Measurement Approach (AMA), a risk-sensitive capital model, along with TSA. Effective the third quarter of 2016, OSFI approved the Bank to use AMA. Entities not reported under AMA, use the TSA methodology.

The Bank's AMA Capital Model uses a Loss Distribution Approach (LDA) and incorporates Internal Loss Data and Scenario Analysis results. External Loss Data is indirectly considered through the identification and assessment of Scenario Analysis estimations. Business, Environment and Internal Control Factors (BEICF) are used as a post-model adjustment to capital estimates to reflect forward-looking indicators of risk exposure.

The Bank's AMA model includes the incorporation of a diversification benefit, which considers correlations across risk types and business lines as extreme loss events may not occur simultaneously across all categories. The capital is estimated at the 99.9% confidence level.

Although the Bank manages a comprehensive portfolio of insurance and other risk mitigating arrangements to provide additional protection from loss, the Bank's AMA model does not consider risk mitigation through insurance.

Model Risk

Model risk is the potential for adverse consequences arising from decisions based on incorrect or misused models and other estimation approaches and their outputs. It can lead to financial loss, reputational risk, or incorrect business and strategic decisions.

WHO MANAGES MODEL RISK

Primary accountability for the management of model risk resides with the senior management of individual businesses with respect to the models they use. The Model Risk Governance Committee provides oversight of governance, risk, and control matters, by providing a platform to guide, challenge, and advise decision makers and model owners in model risk related matters. Model Risk Management monitors and reports on existing and emerging model risks, and provides periodic assessments to senior management, Risk Management, the Risk Committee of the Board, and regulators on the state of model risk at TD and alignment with the Bank's Model Risk Appetite. The Risk Committee of the Board approves the Bank's Model Risk Management Framework and Model Risk Policy.

HOW TD MANAGES MODEL RISK

The Bank manages model risk in accordance with management approved model risk policies and supervisory guidance which encompass the life cycle of a model, including proof of concept, development, validation, implementation, usage, and ongoing model performance monitoring. The Bank's Model Risk Management Framework also captures key processes that may be partially or wholly qualitative, or based on expert judgment.

Business segments identify the need for a new model or process and are responsible for model development and documentation according to the Bank's policies and standards. During model development, controls with respect to code generation, acceptance testing, and usage are established and documented to a level of detail and comprehensiveness matching the materiality and complexity of the model. Once models are implemented, business owners are responsible for ongoing performance monitoring and usage in accordance with the Bank's Model Risk Policy. In cases where a model is deemed obsolete or unsuitable for its originally intended purposes, it is decommissioned in accordance with the Bank's policies.

Model Risk Management and Model Validation provide oversight, maintain a centralized inventory of all models as defined in the Bank's Model Risk Policy, validate and approve new and existing models on a pre-determined schedule depending on model complexity and materiality, set model performance monitoring standards, and provide training to all stakeholders. The validation process varies in rigour, depending on the model risk rating, but at a minimum contains a detailed determination of:

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•	the conceptual soundness of model methodologies and underlying quantitative and qualitative assumptions;
•	the risk associated with a model based on complexity and materiality;
•	the sensitivity of a model to model assumptions and changes in data inputs including stress testing; and
•	the limitations of a model and the compensating risk mitigation mechanisms in place to address the limitations.

When appropriate, validation includes a benchmarking exercise which may include the building of an independent model based on an alternative modeling approach. The results of the benchmark model are compared to the model being assessed to validate the appropriateness of the model's methodology and its use. As with traditional model approaches, machine-learning models are also subject to the same rigorous standards and risk management practices.

At the conclusion of the validation process, a model will either be approved for use or will be rejected and require redevelopment or other courses of action. Models or processes identified as obsolete or no longer appropriate for use through changes in industry practice, the business environment, or Bank strategies are subject to decommissioning.

Model risk exists on a continuum from the most complex and material models to analytical tools (also broadly referred to as non-models) that may still expose the Bank to risk based on their incorrect use or inaccurate outputs. The Bank has policies and procedures in place designed to ensure that the level of independent challenge and oversight corresponds to the materiality and complexity of both models and non-models.

Insurance Risk

Insurance risk is the risk of financial loss due to actual experience emerging differently from expectations in insurance product pricing or reserving. Unfavourable experience could emerge due to adverse fluctuations in timing, actual size, and/or frequency of claims (for example, driven by non-life premium risk, non-life reserving risk, catastrophic risk, mortality risk, morbidity risk, and longevity risk), policyholder behaviour, or associated expenses.

Insurance contracts provide financial protection by transferring insured risks to the issuer in exchange for premiums. The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance, through various subsidiaries; it is through these businesses that the Bank is exposed to insurance risk.

WHO MANAGES INSURANCE RISK

Senior management within the insurance business units has primary responsibility for managing insurance risk with oversight by the CRO for Insurance, who reports into Risk Management. The Audit Committee of the Board acts as the Audit and Conduct Review Committee for the Canadian insurance company subsidiaries. The insurance company subsidiaries also have their own Boards of Directors who provide additional risk management oversight.

HOW TD MANAGES INSURANCE RISK

The Bank's risk governance practices are designed to support strong independent oversight and control of risk within the insurance business. The TD Insurance Risk Committee and its sub committees provide critical oversight of the risk management activities within the insurance business and monitor compliance with insurance risk policies. The Bank's Insurance Risk Management Framework and Insurance Risk Policy collectively outline the internal risk and control structure to manage insurance risk and include risk appetite, policies, processes, as well as limits and governance. These documents are maintained by Risk Management and support alignment with the Bank's risk appetite for insurance risk.

The assessment of reserves for claim liabilities is central to the insurance operation. The Bank establishes reserves to cover estimated future payments (including loss adjustment expenses) on all claims arising from insurance contracts underwritten. The reserves cannot be established with complete certainty, and represent management's best estimate for future claim payments. As such, the Bank regularly monitors claim liability estimates against claims experience and adjusts reserves as appropriate if experience emerges differently than anticipated. Claim liabilities are governed by the Bank's general insurance and life and health reserving policies.

Sound product design is an essential element of managing risk. The Bank's exposure to insurance risk is mostly short-term in nature as the principal underwriting risk relates to automobile and home insurance for individuals.

Insurance market cycles, as well as changes in insurance legislation, the regulatory environment, judicial environment, trends in court awards, climate patterns, and the economic environment may impact the performance of the insurance business. Consistent pricing policies and underwriting standards are maintained.

There is also exposure to concentration risk associated with general insurance and life and health coverage. Exposure to insurance risk concentration is managed through established underwriting guidelines, limits, and authorization levels that govern the acceptance of risk. Concentration of insurance risk is also mitigated through the purchase of reinsurance. The insurance business' reinsurance programs are governed by catastrophe and reinsurance risk management policies.

Strategies are in place to manage the risk to the Bank's reinsurance business. Underwriting risk on business assumed is managed through a policy that limits exposure to certain types of business and countries. The vast majority of reinsurance treaties are annually renewable, which minimizes long term risk. Pandemic exposure is reviewed and estimated annually within the reinsurance business to manage concentration risk.

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

TD'S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100%. The Bank operates under a prudent funding paradigm with an emphasis on maximizing deposits as a core source of funding, and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a comprehensive contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to identified sources of liquidity risk and compliance with regulatory requirements.

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LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank's ALCO oversees the Bank's liquidity risk management program. It is designed to ensure there are effective management structures and policies in place to properly measure and manage liquidity risk. The GLF, a subcommittee of the ALCO comprised of senior management from TBSM, Risk Management, Finance, and Wholesale Banking, identifies and monitors the Bank's liquidity risks. The management of liquidity risk is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank's liquidity position and approves the Bank's Liquidity Risk Management Framework bi-annually and the related policies annually.

Pursuant to the Enhanced Prudential Standards for Bank Holding Companies and Foreign Banking Organizations, the Bank has established TD Group US Holding LLC (TDGUS), as TD's U.S. IHC, and a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD's U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank's liquidity management framework.

The following areas are responsible for measuring, monitoring, and managing liquidity risks for major business segments:

•

Risk Management is responsible for maintaining the liquidity risk management policy and asset pledging policy, along with associated limits, standards, and processes which are designed to ensure that consistent and efficient liquidity management approaches are applied across all of the Bank's operations. Enterprise Market Risk Control provides oversight of liquidity risk across the enterprise and provides independent risk assessment and effective challenge of liquidity risk. Capital Markets Risk Management is responsible for daily liquidity risk reporting.

•

TBSM Liquidity Management manages the liquidity position of the Canadian Retail (including wealth businesses), Corporate, and the Wholesale Banking businesses. U.S. TBSM is responsible for managing the liquidity position of the U.S. Retail operations, as well as in conjunction with TBSM Canada, the liquidity position of CUSO.

•

Other regional operations, including those within TD's insurance, and non-U.S. foreign branches and/or subsidiaries are responsible for managing their liquidity risk and positions in compliance with their own policies, local regulatory requirements and, as applicable, consistent with the enterprise policy.

HOW TD MANAGES LIQUIDITY RISK

The Bank's overall liquidity requirement is defined as the amount of liquid assets the Bank needs to hold to be able to cover expected future cash flow requirements, plus a prudent reserve against potential cash outflows in the event of a capital markets disruption or other events that could affect the Bank's access to funding or destabilize its deposit base.

The Bank maintains an internal view for measuring and managing liquidity that uses an assumed "Severe Combined Stress Scenario" (SCSS). The SCSS models potential liquidity requirements during a crisis resulting in a loss of confidence in the Bank's ability to meet obligations as they come due. In addition to this bank-specific event, the SCSS also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in the availability of funding for all institutions and a decrease in the marketability of assets. The Bank's liquidity policy stipulates that the Bank must maintain a sufficient level of liquid assets to cover identified liquidity requirements at all times under the SCSS up to 90 days. The Bank calculates liquidity requirements for the SCSS related to the following conditions:

•	wholesale funding maturing in the next 90 days (assumes maturing debt will be repaid instead of rolled over);
•	accelerated attrition or "run-off" of deposit balances;
•	increased utilization of available credit and liquidity facilities; and
•	increased collateral requirements associated with downgrades in the Bank's credit rating and adverse movement in reference rates for derivative and securities financing transactions.

The Bank also manages its liquidity to comply with the regulatory liquidity requirements in the OSFI LAR (LCR and the Net Cumulative Cash Flow (NCCF) monitoring tool). The LCR requires that banks maintain minimum liquidity coverage of 100% over a 30-day stress period. As a result, the Bank's liquidity is managed to the higher of its 90-day surplus requirement and the target buffers over the regulatory minimums.

The Bank does not consolidate the surplus liquidity of U.S. Retail with the positions of other business segments due to investment restrictions imposed by the U.S. Federal Reserve Board on funds generated from deposit taking activities by member financial institutions. Surplus liquidity domiciled in insurance business subsidiaries is also excluded in the enterprise liquidity position calculation due to regulatory investment restrictions.

The Bank's Funds Transfer Pricing process considers liquidity risk as a key determinant of the cost or credit of funds to the retail and wholesale bank businesses. Liquidity costs applied to loans and trading assets are determined based on the cash flow or stressed liquidity profile, while deposits are assessed based on the required liquidity reserves and balance stability. Liquidity costs are also applied to other contingent obligations like undrawn lines of credit provided to customers based on expected duration of the draw.

LIQUID ASSETS

The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank's insurance businesses due to investment restrictions.

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TABLE 48:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)		As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
		October 31, 2018
Cash and due from banks	$3,002	$–	$3,002	1%	$1,098	$1,904
Canadian government obligations	18,256	63,463	81,719	14	47,572	34,147
NHA MBS	39,649	42	39,691	6	3,057	36,634
Provincial government obligations	12,720	19,241	31,961	5	23,651	8,310
Corporate issuer obligations	6,622	3,767	10,389	2	3,769	6,620
Equities	10,554	1,637	12,191	2	6,028	6,163
Other marketable securities and/or loans	2,655	349	3,004	1	277	2,727
Total Canadian dollar-denominated	93,458	88,499	181,957	31	85,452	96,505
Cash and due from banks	24,046	–	24,046	4	28	24,018
U.S. government obligations	30,163	37,691	67,854	12	32,918	34,936
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	47,150	927	48,077	8	7,522	40,555
Other sovereign obligations	56,034	45,912	101,946	18	41,993	59,953
Corporate issuer obligations	78,160	1,576	79,736	14	7,234	72,502
Equities	33,514	37,666	71,180	12	32,206	38,974
Other marketable securities and/or loans	4,786	4	4,790	1	191	4,599
Total non-Canadian dollar-denominated	273,853	123,776	397,629	69	122,092	275,537
Total	$367,311	$212,275	$579,586	100%	$207,544	$372,042

		October 31, 2017
Cash and due from banks	$2,202	$–	$2,202	–%	$421	$1,781
Canadian government obligations	15,524	46,203	61,727	12	35,522	26,205
NHA MBS	37,178	45	37,223	7	3,888	33,335
Provincial government obligations	9,865	15,346	25,211	5	18,177	7,034
Corporate issuer obligations	4,348	3,362	7,710	2	1,173	6,537
Equities	9,634	2,518	12,152	2	4,930	7,222
Other marketable securities and/or loans	1,977	222	2,199	–	133	2,066
Total Canadian dollar-denominated	80,728	67,696	148,424	28	64,244	84,180
Cash and due from banks	44,886	–	44,886	9	42	44,844
U.S. government obligations	30,758	33,090	63,848	12	32,074	31,774
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	43,703	494	44,197	8	9,560	34,637
Other sovereign obligations	55,272	62,720	117,992	22	39,233	78,759
Corporate issuer obligations	62,867	1,945	64,812	12	6,101	58,711
Equities	21,230	21,124	42,354	8	16,741	25,613
Other marketable securities and/or loans	5,556	1,374	6,930	1	80	6,850
Total non-Canadian dollar-denominated	264,272	120,747	385,019	72	103,831	281,188
Total	$345,000	$188,443	$533,443	100%	$168,075	$365,368
[1]	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
[2]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

The increase of $7 billion in total unencumbered liquid assets from October 31, 2017, was mainly due to regular wholesale business activity and deposit volume growth in the Canadian Retail and U.S. Retail segments. Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 49:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES1

(millions of Canadian dollars)		As at
	October 31 2018	October 31 2017
The Toronto-Dominion Bank (Parent)	$136,544	$111,797
Bank subsidiaries	217,565	217,098
Foreign branches	17,933	36,473
Total	$372,042	$365,368
[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 77

The Bank's monthly average liquid assets (excluding those held in insurance subsidiaries) for the years ended October 31, 2018, and October 31, 2017, are summarized in the following table.

TABLE 50:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY1,2

(millions of Canadian dollars, except as noted)	Average for the years ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions[3]	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets[3]
	October 31, 2018
Cash and due from banks	$3,115	$–	$3,115	1%	$573	$2,542
Canadian government obligations	15,548	54,782	70,330	12	42,407	27,923
NHA MBS	41,365	48	41,413	7	4,517	36,896
Provincial government obligations	11,160	17,390	28,550	5	21,266	7,284
Corporate issuer obligations	6,347	3,729	10,076	2	2,018	8,058
Equities	10,360	2,279	12,639	2	4,965	7,674
Other marketable securities and/or loans	2,216	348	2,564	1	278	2,286
Total Canadian dollar-denominated	90,111	78,576	168,687	30	76,024	92,663
Cash and due from banks	34,805	–	34,805	6	127	34,678
U.S. government obligations	30,349	40,533	70,882	13	38,668	32,214
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	44,929	677	45,606	8	8,731	36,875
Other sovereign obligations	53,068	55,008	108,076	19	38,663	69,413
Corporate issuer obligations	71,142	1,579	72,721	13	5,864	66,857
Equities	29,341	30,034	59,375	10	24,974	34,401
Other marketable securities and/or loans	4,977	14	4,991	1	557	4,434
Total non-Canadian dollar-denominated	268,611	127,845	396,456	70	117,584	278,872
Total	$358,722	$206,421	$565,143	100%	$193,608	$371,535

	October 31, 2017
Cash and due from banks	$3,204	$–	$3,204	–%	$363	$2,841
Canadian government obligations	16,550	40,278	56,828	11	29,310	27,518
NHA MBS	37,464	250	37,714	7	3,609	34,105
Provincial government obligations	9,065	12,585	21,650	4	13,566	8,084
Corporate issuer obligations	4,544	3,894	8,438	2	1,532	6,906
Equities	15,509	2,746	18,255	4	6,054	12,201
Other marketable securities and/or loans	2,646	667	3,313	1	643	2,670
Total Canadian dollar-denominated	88,982	60,420	149,402	29	55,077	94,325
Cash and due from banks	45,708	–	45,708	9	46	45,662
U.S. government obligations	29,478	41,231	70,709	14	37,390	33,319
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	36,079	721	36,800	7	10,423	26,377
Other sovereign obligations	52,176	48,726	100,902	20	34,310	66,592
Corporate issuer obligations	60,603	912	61,515	12	4,908	56,607
Equities	17,937	10,201	28,138	6	5,798	22,340
Other marketable securities and/or loans	6,283	11,631	17,914	3	6,884	11,030
Total non-Canadian dollar-denominated	248,264	113,422	361,686	71	99,759	261,927
Total	$337,246	$173,842	$511,088	100%	$154,836	$356,252

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
[3]	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 51:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES1

(millions of Canadian dollars)	Average for the years ended
	October 31, 2018	October 31, 2017
The Toronto-Dominion Bank (Parent)	$124,181	$117,963
Bank subsidiaries	217,036	209,745
Foreign branches	30,318	28,544
Total	$371,535	$356,252

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 78

ASSET ENCUMBRANCE

In the course of the Bank's day-to-day operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TABLE 52:  ENCUMBERED AND UNENCUMBERED ASSETS1

(millions of Canadian dollars, except as noted)	As at
	October 31, 2018
	Encumbered[2]		Unencumbered
	Pledged as collateral[3]	Other[4]	Available as collateral[5]	Other[6]	Total assets	Encumbered assets as a % of total assets
Cash and due from banks	$72	$33	$–	$4,630	$4,735	–%
Interest-bearing deposits with banks	4,310	89	23,125	3,196	30,720	0.3
Securities, trading loans, and other[7]	71,676	11,959	274,504	15,162	373,301	6.2
Derivatives	–	–	–	56,996	56,996	–
Securities purchased under reverse repurchase agreements[8]	–	–	–	127,379	127,379	–
Loans, net of allowance for loan losses	23,648	60,005	79,439	483,301	646,393	6.3
Customers' liability under acceptances	–	–	–	17,267	17,267	–
Investment in TD Ameritrade	–	–	–	8,445	8,445	–
Goodwill	–	–	–	16,536	16,536	–
Other intangibles	–	–	–	2,459	2,459	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5,324	5,324	–
Deferred tax assets	–	–	–	2,812	2,812	–
Other assets[9]	1,013	–	–	41,523	42,536	0.1
Total on-balance sheet assets	$100,719	$72,086	$377,068	$785,030	$1,334,903	12.9%
Off-balance sheet items[10]
Securities purchased under reverse repurchase agreements	131,484	–	23,035	(127,379)
Securities borrowing and collateral received	44,793	559	14,733	–
Margin loans and other client activity	9,046	–	20,077	(14,693)
Total off-balance sheet items	185,323	559	57,845	(142,072)
Total	$286,042	$72,645	$434,913	$642,958

	October 31, 2017
Total on-balance sheet assets	$88,894	$65,705	$359,169	$765,227	$1,278,995	12.1%
Total off-balance sheet items	154,350	229	61,328	(145,711)
Total	$243,244	$65,934	$420,497	$619,516

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.

[3]

Represents assets that have been posted externally to support the Bank's day-to-day operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

[4]	Assets supporting TD's long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
[5]

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.

[6]

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, CMHC insured mortgages that can be securitized into NHA MBS).

[7]

Securities include trading loans, securities, non-trading financial assets at fair value through profit or loss and other financial assets designated at fair value through profit or loss, securities at FVOCI, and DSAC.

[8]	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
[9]	Other assets include amounts receivable from brokers, dealers, and clients.
[10]

Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 79

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS

In addition to the SCSS, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events and market-wide stress events designed to test the impact from risk factors material to the Bank's risk profile. Liquidity assessments are also part of the Bank's EWST program. Results from these stress event scenarios are used to inform contingency funding plan actions.

The Bank has liquidity contingency funding plans in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

CREDIT RATINGS

Credit ratings impact the Bank's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirement to pledge collateral, reduced access to capital markets, and could also affect the Bank's ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TABLE 53:  CREDIT RATINGS1

As at
October 31, 2018
Rating agency	Short-term debt rating	Legacy senior debt rating[2]	Long-term senior debt rating[3]	Outlook
Moody's	P-1	Aa1	Aa3	Stable
S&P	A-1+	AA-	A	Stable
DBRS	R-1 (high)	AA	Aa (low)	Positive

[1]

The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

[2]

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization "bail-in" regime, including debt with an original term-to-maturity of less than 400 days and most structured notes.

[3]	Subject to conversion under the bank recapitalization "bail-in" regime.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD's credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrades in the Bank's senior long-term credit ratings. The following table presents the additional collateral that could have been contractually required to be posted to the derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 54:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES1

(millions of Canadian dollars)	Average for the years ended
	October 31, 2018	October 31, 2017
One-notch downgrade	$92	$112
Two-notch downgrade	120	141
Three-notch downgrade	462	382

[1]	The above collateral requirements are based on trading counterparty Credit Support Annex (CSA) and the Bank's credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The Bank's LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities.

The following table summarizes the Bank's daily LCR position for the fourth quarter of 2018.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 80

TABLE 55:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	October 31, 2018
	Total unweighted value (average)[2]	Total weighted value (average)[3]
High-quality liquid assets
Total high-quality liquid assets	$ n/a	$206,490

Cash outflows
Retail deposits and deposits from small business customers, of which:	$460,169	$32,389
Stable deposits[4]	194,680	5,840
Less stable deposits	265,489	26,549
Unsecured wholesale funding, of which:	238,977	116,623
Operational deposits (all counterparties) and deposits in networks of cooperative banks[5]	96,213	22,902
Non-operational deposits (all counterparties)	108,902	59,859
Unsecured debt	33,862	33,862
Secured wholesale funding	n/a	14,613
Additional requirements, of which:	189,274	50,548
Outflows related to derivative exposures and other collateral requirements	24,337	12,763
Outflows related to loss of funding on debt products	5,975	5,975
Credit and liquidity facilities	158,962	31,810
Other contractual funding obligations	10,098	4,881
Other contingent funding obligations[6]	568,621	8,745
Total cash outflows	$ n/a	$227,799

Cash inflows
Secured lending	$187,279	$24,106
Inflows from fully performing exposures	15,014	7,487
Other cash inflows	35,780	35,780
Total cash inflows	$238,073	$67,373

	Average for the three months ended
	October 31, 2018	July 31, 2018
	Total adjusted value	Total adjusted value
Total high-quality liquid assets[7]	$206,490	$211,757
Total net cash outflows[8]	160,426	166,729
Liquidity coverage ratio	129%	127%

[1]	The LCR for the quarter ended October 31, 2018, is calculated as an average of the 63 daily data points in the quarter.
[2]	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
[3]	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by OSFI's LAR guideline.
[4]

As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.

[5]

Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

[6]

Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

[7]	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the LAR (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
[8]	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the LAR (inflows are capped at 75% of outflows).

The Bank's average LCR of 129% for quarter ended October 31, 2018, continues to meet the regulatory requirement. The 2% change over the prior quarter's LCR was mainly due to normal business and pre-funding activities.

The Bank holds a variety of liquid assets commensurate with the liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guidelines. The average HQLA of the Bank for the quarter ended October 31, 2018, was $206 billion (July 31, 2018 – $212 billion), with level 1 assets representing 80% (July 31, 2018 – 80%). The Bank's reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 81

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank's funding activities are conducted in accordance with the liquidity risk appetite that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank's large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 70% of the Bank's total funding.

TABLE 56:    SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)	As at
	October 31, 2018	October 31, 2017
P&C deposits – Canadian Retail	$359,473	$350,446
P&C deposits – U.S. Retail	346,624	336,302
Other deposits	36	99
Total	$706,133	$686,847

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Canadian Senior Notes, Canadian NHA MBS, Canada Mortgage Bonds, debt issued in Australia, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank's wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($10 billion) Canadian Senior Medium Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$40 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($50 billion) UKLA Registered European Medium Term Note Program (US$20 billion)

The Bank regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank's term debt by currency and funding type. Term funding for the year ended October 31, 2018, was $127.7 billion (October 31, 2017 – $109.3 billion).

TABLE 57:  LONG-TERM FUNDING

	As at
Long-term funding by currency	October 31, 2018	October 31, 2017
Canadian dollar	32%	37%
U.S. dollar	39	42
Euro	19	14
British pound	7	4
Other	3	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium term notes	55%	53%
Covered bonds	29	27
Mortgage securitization[1]	12	15
Term asset backed securities	4	5
Total	100%	100%

[1]	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it does not depend on small groups of large wholesale depositors for funding. The Bank also limits short-term wholesale funding maturity concentration in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 82

The Bank continues to explore all opportunities to access lower-cost funding on a sustainable basis. The following table represents the various sources of funding obtained as at October 31, 2018, and October 31, 2017, based on remaining term-to-maturity.

TABLE 58:  WHOLESALE FUNDING1

(millions of Canadian dollars)	As at
								October 31 2018	October 31 2017
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks[2]	$8,358	$5,006	$741	$71	$14,176	$–	$–	$14,176	$17,990
Bearer deposit note	1,145	1,253	1,250	224	3,872	–	–	3,872	3,700
Certificates of deposit	6,629	17,381	15,642	11,610	51,262	139	–	51,401	65,465
Commercial paper	9,391	19,150	14,298	12,731	55,570	–	–	55,570	25,281
Covered bonds	–	–	673	4,835	5,508	4,979	25,797	36,284	29,319
Mortgage securitization	22	2,221	819	2,010	5,072	4,318	17,911	27,301	28,833
Senior unsecured medium term notes	–	5,710	2,269	11,647	19,626	15,698	34,194	69,518	57,570
Subordinated notes and debentures[3]	–	–	–	–	–	–	8,740	8,740	9,528
Term asset backed securitization	657	–	–	1,787	2,444	1,735	1,447	5,626	5,835
Other[4]	2,733	1,391	731	849	5,704	26	804	6,534	8,443
Total	$28,935	$52,112	$36,423	$45,764	$163,234	$26,895	$88,893	$279,022	$251,964

Of which:
Secured	$679	$2,221	$1,495	$8,632	$13,027	$11,032	$45,166	$69,225	$64,003
Unsecured	28,256	49,891	34,928	37,132	150,207	15,863	43,727	209,797	187,961
Total	$28,935	$52,112	$36,423	$45,764	$163,234	$26,895	$88,893	$279,022	$251,964

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Includes fixed-term deposits with banks.
[3]	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
[4]	Includes fixed-term deposits from non-bank institutions (unsecured) of $6.5 billion (October 31, 2017 – $8.4 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total 2018 mortgage-backed securities issuance was $2.6 billion (2017 – $2.4 billion), and other asset-backed securities was $1.8 billion (2017 – $1.4 billion). The Bank also issued $29.1 billion of unsecured medium-term notes (2017 – $8.7 billion) and $9.9 billion of covered bonds (2017 – $4.6 billion), in various currencies and markets during the year ended October 31, 2018. This includes unsecured medium-term notes and covered bonds issued but settling subsequent to year-end.

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

On April 18, 2018, the Government of Canada published the final regulations under the Bank Act and the CDIC Act providing details of the bank recapitalization "bail-in" regime. The issuance regulations under the Bank Act and the conversion regulations under the CDIC Act came into force on September 23, 2018, while the compensation regulations under the CDIC Act were brought into force immediately upon registration on March 27, 2018. The bail-in regulations represent the final step in the implementation of the bail-in regime which provides the Canada Deposit Insurance Corporation (CDIC) with the power to convert specified eligible liabilities of D-SIBs into common shares in the unlikely event the D-SIB becomes non-viable. The Budget Implementation Act, providing amendments to the CDIC Act, Bank Act, and other statutes to allow for bail-in, was passed in June 2016.

In October 2014, the BCBS released the final standard for "Basel III: the net stable funding ratio". The net stable funding ratio (NSFR) requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses.

Based on implementation progress at the international level, OSFI has determined that it will target a revised NSFR implementation date of January 2020. Relevant areas of the LAR guideline have been updated to reflect the implementation delay.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating capital lease commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank's short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the degree of the Bank's maturity transformation or the Bank's exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank's non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long term funding. The Bank issues long-term funding based primarily on the projected net growth of non-trading assets. The Bank raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the related funding.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 83

TABLE 59:  REMAINING CONTRACTUAL MATURITY1

(millions of Canadian dollars)	As at
	October 31, 2018
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total
Assets
Cash and due from banks	$4,733	$2	$–	$–	$–	$–	$–	$–	$–	$4,735
Interest-bearing deposits with banks	28,332	924	154	21	16	–	–	–	1,273	30,720
Trading loans, securities, and other[2]	1,971	5,244	2,111	3,653	3,998	9,683	25,772	25,895	49,570	127,897
Non-trading financial assets at fair value through profit or loss	–	12	99	460	906	227	841	848	622	4,015
Derivatives	7,343	9,263	5,275	3,276	2,321	7,130	12,436	9,952	–	56,996
Financial assets designated at fair value through profit or loss	30	95	535	243	90	297	1,532	796	–	3,618
Financial assets at fair value through other comprehensive income	1,111	4,214	4,150	5,354	3,962	19,777	57,922	31,936	2,174	130,600
Debt securities at amortized cost, net of allowance for credit losses	881	2,577	3,010	3,594	4,059	8,103	34,032	50,990	(75)	107,171
Securities purchased under reverse repurchase agreements	77,612	30,047	14,426	3,807	1,458	29	–	–	–	127,379
Loans
Residential mortgages	908	3,234	6,614	11,166	11,061	43,063	113,852	35,293	–	225,191
Consumer instalment and other personal	753	1,332	2,628	3,724	4,131	14,313	56,632	26,321	62,245	172,079
Credit card	–	–	–	–	–	–	–	–	35,018	35,018
Business and government	23,052	4,320	5,539	7,131	9,269	19,637	67,922	59,251	21,533	217,654
Total loans	24,713	8,886	14,781	22,021	24,461	77,013	238,406	120,865	118,796	649,942
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,549)	(3,549)
Loans, net of allowance for loan losses	24,713	8,886	14,781	22,021	24,461	77,013	238,406	120,865	115,247	646,393
Customers' liability under acceptances	14,984	2,145	132	6	–	–	–	–	–	17,267
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	8,445	8,445
Goodwill[3]	–	–	–	–	–	–	–	–	16,536	16,536
Other intangibles[3]	–	–	–	–	–	–	–	–	2,459	2,459
Land, buildings, equipment, and other depreciable assets[3]	–	–	–	–	–	–	–	–	5,324	5,324
Deferred tax assets	–	–	–	–	–	–	–	–	2,812	2,812
Amounts receivable from brokers, dealers, and clients	26,940	–	–	–	–	–	–	–	–	26,940
Other assets	3,432	854	1,926	120	142	136	301	90	8,595	15,596
Total assets	$192,082	$64,263	$46,599	$42,555	$41,413	$122,395	$371,242	$241,372	$212,982	$1,334,903
Liabilities
Trading deposits	$16,145	$37,337	$31,081	$12,954	$11,739	$1,183	$3,260	$1,005	$–	$114,704
Derivatives	6,195	8,684	4,230	3,103	2,263	5,510	9,282	9,003	–	48,270
Securitization liabilities at fair value	–	981	194	661	272	1,822	6,719	1,969	–	12,618
Deposits[4,5]
Personal	4,330	7,094	7,541	6,245	7,718	10,222	9,876	38	424,580	477,644
Banks	6,499	1,941	255	24	54	–	3	8	7,928	16,712
Business and government	18,840	19,337	7,033	9,984	11,299	21,345	54,780	8,000	206,465	357,083
Total deposits	29,669	28,372	14,829	16,253	19,071	31,567	64,659	8,046	638,973	851,439
Acceptances	14,986	2,145	132	6	–	–	–	–	–	17,269
Obligations related to securities sold short[2]	2,621	3,679	1,500	387	904	4,330	13,771	11,474	812	39,478
Obligations related to securities sold under repurchase agreements	73,759	15,508	3,516	428	108	43	27	–	–	93,389
Securitization liabilities at amortized cost	22	1,240	625	503	575	2,496	6,232	2,990	–	14,683
Amounts payable to brokers, dealers, and clients	28,385	–	–	–	–	–	–	–	–	28,385
Insurance-related liabilities	213	294	353	309	310	937	1,624	903	1,755	6,698
Other liabilities[6]	2,926	2,636	538	1,326	1,394	2,205	2,308	153	5,704	19,190
Subordinated notes and debentures	–	–	–	–	–	–	–	8,740	–	8,740
Equity	–	–	–	–	–	–	–	–	80,040	80,040
Total liabilities and equity	$174,921	$100,876	$56,998	$35,930	$36,636	$50,093	$107,882	$44,283	$727,284	$1,334,903
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$18,339	$16,728	$17,217	$13,098	$9,152	$25,691	$101,120	$4,034	$2,663	$208,042
Operating lease commitments	79	159	240	237	233	902	2,188	3,229	–	7,267
Other purchase obligations	41	146	109	106	106	366	641	128	–	1,643
Unconsolidated structured entity commitments	–	1,079	940	329	–	7	408	–	–	2,763
Total off-balance sheet commitments	$18,459	$18,112	$18,506	$13,770	$9,491	$26,966	$104,357	$7,391	$2,663	$219,715

[1]

Balances as at October 31, 2018 are prepared in accordance with IFRS 9. Prior period comparatives have not been restated. Refer to Note 4 of the 2018 Consolidated Financial Statements for further details.

[2]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[3]	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
[4]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
[5]

Includes $36 billion of covered bonds with remaining contractual maturities of $1 billion in '3 months to 6 months', $3 billion in '6 months to 9 months', $2 billion in '9 months to 1 year', $5 billion in 'over 1 to 2 years', $22 billion in 'over 2 to 5 years', and $3 billion in 'over 5 years'.

[6]

Includes $60 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $6 million in '6 months to 9 months', $6 million in '9 months to 1 year', $12 million in 'over 1 to 2 years', $17 million in 'over 2 to 5 years', and $5 million in 'over 5 years'.

[7]	Includes $205 million in commitments to extend credit to private equity investments.
[8]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 84

TABLE 59:  REMAINING CONTRACTUAL MATURITY (continued)1

(millions of Canadian dollars)	As at
	October 31, 2017
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total
Assets
Cash and due from banks	$3,971	$–	$–	$–	$–	$–	$–	$–	$–	$3,971
Interest-bearing deposits with banks	49,825	742	13	6	7	–	–	–	592	51,185
Trading loans, securities, and other[2]	721	3,433	3,178	4,090	4,007	9,092	22,611	17,669	39,117	103,918
Derivatives	6,358	7,744	5,016	2,379	2,657	6,790	13,500	11,751	–	56,195
Financial assets designated at fair value through profit or loss	232	269	402	353	233	370	1,059	897	217	4,032
Available-for-sale securities	652	4,020	1,794	3,867	3,121	15,622	72,964	42,083	2,288	146,411
Held-to-maturity securities	83	824	2,709	2,583	1,874	12,805	22,697	27,788	–	71,363
Securities purchased under reverse repurchase agreements	84,880	33,930	11,433	3,068	1,086	24	8	–	–	134,429
Loans
Residential mortgages	905	2,677	8,869	16,042	13,264	36,284	109,260	34,778	–	222,079
Consumer instalment and other personal	701	1,342	3,329	3,760	3,315	12,902	44,850	25,651	61,251	157,101
Credit card	–	–	–	–	–	–	–	–	33,007	33,007
Business and government	20,255	7,351	7,079	7,155	9,621	14,623	59,870	59,107	15,917	200,978
Debt securities classified as loans	–	15	–	2	16	31	248	2,897	–	3,209
Total loans	21,861	11,385	19,277	26,959	26,216	63,840	214,228	122,433	110,175	616,374
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,783)	(3,783)
Loans, net of allowance for loan losses	21,861	11,385	19,277	26,959	26,216	63,840	214,228	122,433	106,392	612,591
Customers' liability under acceptances	14,822	2,372	96	5	2	–	–	–	–	17,297
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	7,784	7,784
Goodwill[3]	–	–	–	–	–	–	–	–	16,156	16,156
Other intangibles[3]	–	–	–	–	–	–	–	–	2,618	2,618
Land, buildings, equipment, and other depreciable assets[3]	–	–	–	–	–	–	–	–	5,313	5,313
Deferred tax assets	–	–	–	–	–	–	–	–	2,497	2,497
Amounts receivable from brokers, dealers, and clients	29,971	–	–	–	–	–	–	–	–	29,971
Other assets	2,393	600	1,052	104	99	138	298	140	8,440	13,264
Total assets	$215,769	$65,319	$44,970	$43,414	$39,302	$108,681	$347,365	$222,761	$191,414	$1,278,995
Liabilities
Trading deposits	$10,349	$20,834	$25,071	$7,192	$12,820	$1,494	$1,469	$711	$–	$79,940
Derivatives	5,307	7,230	4,587	2,200	1,981	6,868	11,111	11,930	–	51,214
Securitization liabilities at fair value	4	1,118	139	709	–	1,832	5,966	2,989	–	12,757
Deposits[4,5]
Personal	4,538	6,472	6,424	6,619	6,740	9,487	10,162	65	417,648	468,155
Banks	12,375	4,766	1,354	16	91	3	–	11	7,271	25,887
Business and government	23,899	18,868	15,492	4,488	6,392	15,783	43,465	14,555	195,840	338,782
Total deposits	40,812	30,106	23,270	11,123	13,223	25,273	53,627	14,631	620,759	832,824
Acceptances	14,822	2,372	96	5	2	–	–	–	–	17,297
Obligations related to securities sold short[2]	1,348	3,003	770	624	765	3,948	11,677	11,921	1,426	35,482
Obligations related to securities sold under repurchase agreements	72,361	11,057	4,826	219	20	64	44	–	–	88,591
Securitization liabilities at amortized cost	48	668	1,062	708	1,264	3,060	6,287	2,979	–	16,076
Amounts payable to brokers, dealers, and clients	32,851	–	–	–	–	–	–	–	–	32,851
Insurance-related liabilities	123	182	294	338	417	926	1,738	1,097	1,660	6,775
Other liabilities[6]	3,551	2,352	1,826	255	1,290	2,934	1,557	814	5,891	20,470
Subordinated notes and debentures	–	–	–	–	–	–	–	9,528	–	9,528
Equity	–	–	–	–	–	–	–	–	75,190	75,190
Total liabilities and equity	$181,576	$78,922	$61,941	$23,373	$31,782	$46,399	$93,476	$56,600	$704,926	$1,278,995
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$19,208	$15,961	$14,402	$10,536	$7,934	$22,423	$85,183	$3,228	$2,325	$181,200
Operating lease commitments	79	158	236	234	232	881	2,115	3,505	–	7,440
Other purchase obligations	24	102	79	59	52	224	318	–	–	858
Unconsolidated structured entity commitments	696	494	228	344	408	724	–	–	–	2,894
Total off-balance sheet commitments	$20,007	$16,715	$14,945	$11,173	$8,626	$24,252	$87,616	$6,733	$2,325	$192,392

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]	Amount has been recorded according to the remaining contractual maturity of the underlying security.
[3]	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
[4]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
[5]	Includes $29 billion of covered bonds with remaining contractual maturities of $2 billion in 'over 1 to 2 years', $19 billion in 'over 2 to 5 years', and $8 billion in 'over 5 years'.
[6]

Includes $89 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $26 million in 'over 1 to 2 years', $25 million in 'over 2 to 5 years', and $10 million in 'over 5 years'.

[7]	Includes $123 million in commitments to extend credit to private equity investments.
[8]	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 85

Capital Adequacy Risk

Capital adequacy risk is the risk of insufficient capital being available in relation to the amount of capital required to carry out the Bank's strategy and/or satisfy regulatory and internal capital adequacy requirements.

Capital is held to protect the viability of the Bank in the event of unexpected financial losses. Capital represents the loss-absorbing funding required to provide a cushion to protect depositors and other creditors from unexpected losses.

Managing capital levels of a financial institution requires that TD holds sufficient capital under all conditions to avoid the risk of breaching minimum capital levels prescribed by regulators.

WHO MANAGES CAPITAL ADEQUACY RISK

The Board reviews the adherence to capital targets and approves the annual capital plan and the Global Capital Management Policy. The Risk Committee reviews and approves the Capital Adequacy Risk Management Framework and oversees management's actions to maintain an appropriate ICAAP framework, commensurate with the Bank's risk profile. The CRO works to ensure the Bank's ICAAP is effective in meeting capital adequacy requirements.

The ALCO recommends and maintains the Capital Adequacy Risk Management Framework and the Global Capital Management Policy for effective and prudent management of the Bank's capital position and supports maintenance of adequate capital. It oversees the allocation of capital limits for business segments and reviews adherence to capital targets.

TBSM is responsible for forecasting and monitoring compliance with capital targets, on a consolidated basis, with oversight provided by ALCO. TBSM updates the capital forecast and makes recommendations to the ALCO regarding capital issuance, repurchase and redemption. TBSM also leads the ICAAP and EWST processes. The Bank's business segments are responsible for managing to the allocated capital limits.

Additionally, regulated subsidiaries of the Bank, including certain insurance subsidiaries and subsidiaries in the U.S. and other jurisdictions, manage their capital adequacy risk in accordance with applicable regulatory requirements. Capital management policies and procedures of these subsidiaries are also required to conform with those of the Bank. U.S.-regulated subsidiaries of the Bank are required to follow several regulatory guidelines, rules and expectations related to capital planning and stress testing including the U.S. Federal Reserve Board's Regulation YY establishing Enhanced Prudential Standards for Foreign Bank Organizations and the stress test rule and capital plan rule both applicable to U.S. Bank Holding Companies. Refer to the sections on "Future Regulatory Capital Developments", "EWST", and "Top and Emerging Risks That May Affect the Bank and Future Results" for further details.

HOW TD MANAGES CAPITAL ADEQUACY RISK

Capital resources are managed in a manner designed to ensure the Bank's capital position can support business strategies under both current and future business operating environments. The Bank manages its operations within the capital constraints defined by both internal and regulatory capital requirements, ensuring that it meets the higher of these requirements.

Regulatory capital requirements represent minimum capital levels. The Board approves capital targets that provide a sufficient buffer under stress conditions so that the Bank exceeds minimum capital requirements. The purpose of these capital targets is to reduce the risk of a breach of minimum capital requirements, due to an unexpected stress event, allowing management the opportunity to react to declining capital levels before minimum capital requirements are breached. Capital targets are defined in the Global Capital Management Policy.

A comprehensive periodic monitoring process is undertaken to plan and forecast capital requirements. As part of the annual planning process, business segments are allocated individual RWA and Leverage exposure limits. Capital generation and usage are monitored and reported to the ALCO.

The Bank assesses the sensitivity of its forecast capital requirements and new capital formations to various economic conditions through its EWST process. The impacts of the EWST are applied to the capital forecast and are considered in the determination of capital targets.

The Bank also determines its internal capital requirements through the ICAAP process using models to measure the risk-based capital required based on its own tolerance for the risk of unexpected losses. This risk tolerance is calibrated to the required confidence level so that the Bank will be able to meet its obligations, even after absorbing worst-case unexpected losses over a one-year period.

In addition, the Bank has a Capital Contingency Plan that is designed to prepare management to ensure capital adequacy through periods of bank-specific or systemic market stress. The Capital Contingency Plan determines the governance and procedures to be followed if the Bank's consolidated capital levels are forecast to fall below capital targets. It outlines potential management actions that may be taken to prevent such a breach from occurring.

Legal, Regulatory Compliance and Conduct Risk

Legal, Regulatory Compliance and Conduct (LRCC) risk is the risk associated with the failure to meet the Bank's legal obligations from legislative, regulatory or contractual perspectives, obligations under the Code of Conduct and Ethics, or requirements of fair business conduct or market conduct practices. This includes risks associated with the failure to identify, communicate, and comply with current and changing laws, regulations, rules, regulatory guidance or self-regulatory organization standards, and codes, including the prudential risk management of Money Laundering, Terrorist Financing, Economic Sanctions, and Bribery and Corruption risk (the "LRCC Requirements"). Potential consequences of failing to mitigate LRCC risk include financial loss, regulatory sanctions, and loss of reputation, which could be material to the Bank.

The Bank is exposed to LRCC risk in virtually all of its activities. Failure to meet regulatory and legal requirements can impact the Bank's ability to meet strategic objectives, poses a risk of censure or penalty, may lead to litigation, and puts the Bank's reputation at risk. Financial penalties, reputational damage, and other costs associated with legal proceedings, and unfavourable judicial or regulatory determinations may also adversely affect the Bank's business, results of operations and financial condition. LRCC risk differs from other banking risks, such as credit risk or market risk, in that it is typically not a risk actively or deliberately assumed by management in expectation of a return. LRCC risk can occur as part of the normal course of operating the Bank's businesses.

WHO MANAGES LEGAL AND REGULATORY COMPLIANCE RISK

The proactive and effective management of LRCC risk is complex given the breadth and pervasiveness of exposure. The LRCC Risk Management Framework applies enterprise-wide to the Bank and to all of its corporate functions, business segments, its governance, risk, and oversight functions. Each of the Bank's businesses is responsible for compliance with LRCC requirements applicable to their jurisdiction and specific business requirements, and for adhering to LRCC requirements in their business operations, including setting the appropriate tone for legal, regulatory compliance, and conduct risk management. This accountability involves assessing the risk, designing, and implementing controls, and monitoring and reporting their ongoing effectiveness to safeguard the businesses from operating outside of the Bank's risk appetite. The Legal, Compliance, and Global Anti-Money Laundering departments, together with the Regulatory Risk (including Regulatory Relationships and Government Affairs) group, provide objective guidance, advice,

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 86

and oversight with respect to managing LRCC risk. Representatives of these groups interact regularly with senior executives of the Bank's businesses. Also, the senior management of the Legal, Compliance, and GAML departments have established regular meetings with and reporting to the Audit Committee, which oversees the establishment and maintenance of policies and programs that are reasonably designed to achieve and maintain the Bank's compliance with the laws and regulations that apply to it. Senior management of the Compliance Department reports regularly to the Corporate Governance Committee, which acts as the conduct review committee for the Bank and certain of its Canadian subsidiaries that are federally-regulated financial institutions, including providing oversight of conduct risk. In addition, senior management of the Regulatory Risk group has established periodic reporting to the Board and its committees.

HOW TD MANAGES LEGAL, REGULATORY COMPLIANCE, AND CONDUCT RISK

Effective management of LRCC risk is a result of enterprise-wide collaboration and requires (a) independent and objective identification and assessment of LRCC risk, (b) objective guidance and advisory services to identify, assess, control, and monitor LRCC risk, and (c) an approved set of frameworks, policies, procedures, guidelines, and practices. Each of the Legal, Compliance, and GAML departments plays a critical role in the management of LRCC risk at the Bank. Depending on the circumstances, they play different roles at different times: 'trusted advisor', provider of objective guidance, independent challenge, and oversight and control (including 'gatekeeper' or approver).

In particular, the Compliance department: acts as an independent regulatory compliance and conduct risk management oversight function; assesses the adequacy of, adherence to, and effectiveness of the Bank's Regulatory Compliance Management (RCM) controls; is accountable for leading enterprise conduct risk governance oversight; and supports the Chief Compliance Officer in providing an opinion to the Audit Committee, as to whether the RCM controls are sufficiently robust in achieving compliance with applicable regulatory requirements. The Compliance department works in partnership with Human Resources and Operational Risk Management to provide oversight and challenge to the businesses in their identification, management, measurement, mitigation, and monitoring of conduct risk. The GAML department: acts as an independent regulatory compliance and risk management oversight function and is responsible for regulatory compliance and the broader prudential risk management components of the GAML, Anti-Terrorist Financing, Sanctions, and Anti-Bribery/Anti-Corruption programs (the "GAML Programs"), including their design, content, and enterprise-wide implementation; monitors, evaluates, and reports on GAML program controls, design, and execution; and reports on the overall adequacy and effectiveness of the GAML Programs, including program design and operation. In addition, the Compliance and GAML departments have developed methodologies and processes to measure and aggregate legal and regulatory risks on an ongoing basis as a critical baseline to assess whether the Bank's internal controls are effective in adequately mitigating such risks and determine whether individual or aggregate business activities are conducted within the Bank's risk appetite.

The Legal department acts as an independent provider of legal services and advice, and protects the Bank from unacceptable legal risk. The Legal department has also developed methodologies for measuring litigation risk for adherence to the Bank's risk appetite.

Processes employed by the Legal, Compliance, and GAML departments (including policies and frameworks, training and education, and the Code of Conduct and Ethics) support the responsibility of each business to adhere to LRCC requirements.

Finally, the Bank's Regulatory Risk and Government Affairs groups also create and facilitate communication with elected officials and regulators, monitor legislation and regulations, support business relationships with governments, coordinate regulatory examinations and regulatory findings remediation, facilitate regulatory approvals of new products, and advance the public policy objectives of the Bank.

Reputational Risk

Reputational risk is the potential that stakeholder perceptions, whether true or not, regarding the Bank's business practices, actions or inactions, will or may cause a significant decline in TD's value, brand, liquidity or customer base, or require costly measures to address.

A company's reputation is a valuable business asset that is essential to optimizing shareholder value and therefore, is constantly at risk. Reputational risk can arise as a consequence of negative perceptions about the Bank's business practices involving any aspect of the Bank's operations however, usually involves concerns about business ethics and integrity, competence, or the quality or suitability of products and services. Since all risk categories can have an impact on a company's reputation, reputational risk is not managed in isolation from the Bank's other major risk categories and can ultimately impact its brand, earnings, and capital.

WHO MANAGES REPUTATIONAL RISK

Responsibility for managing risks to the Bank's reputation ultimately lies with the SET and the executive committees that examine reputational risk as part of their regular mandate. The RRC is the most senior executive committee for the review of reputational risk matters at TD. The mandate of the RRC is to oversee the management of reputational risk within the Bank's risk appetite. Its main accountability is to review and assess business and corporate initiatives and activities where significant reputational risk profiles have been identified and escalated.

At the same time, every employee and representative of the Bank has a responsibility to contribute in a positive way to the Bank's reputation and the management of reputational risk. This means that every Bank employee is responsible for following ethical practices at all times, complying with applicable policies, legislation, and regulations and supporting positive interactions with the Bank's stakeholders. Reputational risk is most effectively managed when everyone at the Bank works continuously to protect and enhance its reputation.

HOW TD MANAGES REPUTATIONAL RISK

The Bank's approach to the management of reputational risk combines the experience and knowledge of individual business segments, corporate shared service areas and governance, risk and oversight functions. It is based on enabling TD's businesses to understand their risks and developing the policies, processes, and controls required to manage these risks appropriately in line with the Bank's strategy and reputational risk appetite. The Bank's Reputational Risk Management Framework provides a comprehensive overview of its approach to the management of this risk. Amongst other significant policies, the Bank's Enterprise Reputational Risk Management Policy is approved by the Group Head and CRO and sets out the requirements under which business segments and corporate shared services are required to manage reputational risk. These requirements include implementing procedures and designating a business-level committee to review and recommend reputational risks and escalation to the RRC as appropriate.

The Bank also has an enterprise-wide New Business and Product Approval (NBPA) Policy that is approved by the CRO and establishes standard practices to support consistent processes for approving new businesses, products, and services across the Bank. The policy is supported by business segment specific processes, which involve independent review from oversight functions, and consider all aspects of a new product, including reputational risk.

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Environmental Risk

Environmental risk is the possibility of loss of strategic, financial, operational or reputational value resulting from the impact of environmental issues or concerns, including climate change, and related social risk within the scope of short-term and long-term cycles.

Management of environmental risk is an enterprise-wide priority. Key environmental risks include: (1) direct risks associated with the ownership and operation of the Bank's business, which include management and operation of company-owned or managed real estate, fleet, business operations, and associated services; (2) indirect risks associated with environmental performance or environmental events, such as changing climate patterns that may impact the Bank's customers and clients to whom TD provides financing or in which TD invests; (3) identification and management of new or emerging environmental regulatory issues; and (4) failure to understand and appropriately leverage environment-related trends to meet customer and consumer demands for products and services.

WHO MANAGES ENVIRONMENTAL RISK

The Executive Vice President and Chief Marketing Officer holds senior executive accountability for environmental management. The Executive Vice President is supported by the Vice President of Global Corporate Citizenship who provides operational oversight, and the Head of Environment who has management responsibility and leads the Corporate Environmental Affairs team. The Corporate Environmental Affairs team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Corporate Citizenship Committee (CCC) composed of senior executives from the Bank's main business segments and corporate functions. The CCC is responsible for approving environmental strategy and performance standards, and communicating these throughout the business. The Bank's business segments are responsible for implementing the environmental strategy and managing associated risks within their units.

HOW TD MANAGES ENVIRONMENTAL RISK

The Bank manages environmental risks within the Environmental Management System (EMS) which consist of two components: an Environmental Policy, and Environmental Procedures and Processes. The Bank's EMS is consistent with the ISO 14001 international standard, which represents industry best practice. The Bank's Environmental Policy reflects the global scope of its environmental activities.

Within the Bank's Environmental Management System, it has identified a number of priority areas and has made voluntary commitments relating to these.

The Bank's environmental metrics, targets, and performance are publicly reported within its annual Corporate Responsibility Report. Performance is reported according to the Global Reporting Initiative (GRI) and is independently assured.

The Bank applies its Environmental and Social Credit Risk Management Procedures to credit and lending in the wholesale and commercial businesses. These procedures include assessment of TD's clients' policies, procedures, and performance on material environmental and related social issues, such as air, land, and water risk, climate risk, biodiversity, stakeholder engagement, and free prior and informed consent (FPIC) of Indigenous peoples. Within Wholesale and Commercial Banking, sector-specific guidelines have been developed for environmentally-sensitive sectors. The Bank has been a signatory to the Equator Principles since 2007 and reports on Equator Principle projects within its annual Corporate Responsibility Report.

The Bank reports on climate-related risk in its Corporate Responsibility Report (CRR). In the 2017 CRR, the Bank provided disclosure on its alignment with the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosure (TCFD) which seek to provide a more consistent approach in assessing and reporting climate-related risks and opportunities. The Bank is a member of the United Nations Environment Programme Finance Initiative (UNEP-FI) and is participating in three TCFD pilot studies led by UNEP-FI that seek to develop harmonized industry-wide approaches for climate scenario analysis in bank lending, investments, and insurance portfolios.

TDAM is a signatory to the United Nations Principles for Responsible Investment (UNPRI). Under the UNPRI, investors commit to incorporate environmental, social and governance (ESG) issues into investment analysis and decision-making. TDAM applies its Sustainable Investing Policy across its operations. The Policy provides a high level overview of how TDAM fulfills its commitment to the six guiding principles set out by the UNPRI. In 2015, TD Insurance became a signatory to the United Nations Environment Program Finance Initiative Principles for Sustainable Insurance which provides a global framework for managing environmental, social and governance risks within the insurance industry.

The Bank proactively monitors and assesses policy and legislative developments, and maintains an 'open door' approach with environmental and community organizations, industry associations, and responsible investment organizations.

Additional information on TD's environmental policy, management and performance is included in the Corporate Responsibility Report, which is available on the Bank's website.

TD Ameritrade

HOW RISK IS MANAGED AT TD AMERITRADE

TD Ameritrade's management is primarily responsible for managing risk at TD Ameritrade under the oversight of TD Ameritrade's Board, particularly through the latter's Risk and Audit Committees. TD monitors the risk management process at TD Ameritrade through management governance, protocols and interaction guidelines and also participates in TD Ameritrade's Board.

The terms of the Stockholders Agreement provide for certain information sharing rights in favour of TD to the extent the Bank requires such information from TD Ameritrade to appropriately manage and evaluate its investment and to comply with its legal and regulatory obligations. Accordingly, management processes, protocols and guidelines between the Bank and TD Ameritrade are designed to coordinate necessary intercompany information flow. The Bank has designated the Group Head and Chief Financial Officer to have responsibility for the TD Ameritrade investment. The Group President and Chief Executive Officer and the Group Head and Chief Financial Officer have regular meetings with TD Ameritrade's Chief Executive Officer and Chief Financial Officer. In addition to regular communication at the Chief Executive Officer and Chief Financial Officer level, regular operating reviews with TD Ameritrade permit TD to examine and discuss TD Ameritrade's operating results and key risks. In addition, certain functions including Internal Audit, Treasury, Finance, and Compliance have relationship protocols that allow for access to and the sharing of information on risk and control issues. TD evaluates risk factors, vendor matters, and business issues as part of TD's oversight of its investment in TD Ameritrade. As with other material risk issues, where required, material risk issues associated with TD Ameritrade are reported up to TD's Board or an appropriate Board committee.

As required pursuant to the Federal Reserve Board's "enhanced prudential standards" under Regulation YY, TD's investment in TD Ameritrade is held by TDGUS, the IHC. The activities and interactions described above are inclusive of those that fulfill TDGUS' risk management responsibilities under Regulation YY.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries. TD Ameritrade's bylaws, which state that the Chief Executive Officer's

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appointment requires approval of two-thirds of the Board, ensure the selection of TD Ameritrade's Chief Executive Officer attains the broad support of the TD Ameritrade Board, which currently would require the approval of at least one director designated by TD. The Stockholders Agreement stipulates that the Board committees of TD Ameritrade must include at least two TD designated directors, subject to TD's percentage ownership in TD Ameritrade and certain other exceptions. Currently, the directors the Bank designates serve as members on a number of TD Ameritrade Board committees, including chairing the Audit Committee and the Human Resources and Compensation Committee, as well as serving on the Risk Committee and Corporate Governance Committee.

ACCOUNTING STANDARDS AND POLICIES

Critical Accounting Policies and Estimates

The Bank's accounting policies and estimates are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies and estimates are presented in the Notes of the 2018 Consolidated Financial Statements. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit Committee on a periodic basis. Critical accounting policies that require management's judgment and estimates include accounting for impairments of financial assets, the determination of fair value of financial instruments, accounting for derecognition, the valuation of goodwill and other intangibles, accounting for employee benefits, accounting for income taxes, accounting for provisions, accounting for insurance, and the consolidation of structured entities.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's 2018 Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies and significant judgments, estimates, and assumptions under IFRS, refer to Notes 2 and 3 of the Bank's 2018 Consolidated Financial Statements.

ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank's accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank's policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank's Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS

Business Model Assessment

The Bank determines its business models based on the objective under which its portfolios of financial assets are managed. Refer to Note 2 for details on the Bank's business models. In determining its business models, the Bank considers the following:

•	Management's intent and strategic objectives and the operation of the stated policies in practice;
•	The primary risks that affect the performance of the business model and how these risks are managed;
•	How the performance of the portfolio is evaluated and reported to management; and
•	The frequency and significance of financial asset sales in prior periods, the reasons for such sales and the expected future sales activities.

Sales in themselves do not determine the business model and are not considered in isolation. Instead, sales provide evidence about how cash flows are realized. A held-to-collect business model will be reassessed by the Bank to determine whether any sales are consistent with an objective of collecting contractual cash flows if the sales are more than insignificant in value or infrequent.

Solely Payments of Principal and Interest Test

In assessing whether contractual cash flows are SPPI, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that they would not be consistent with a basic lending arrangement. In making the assessment, the Bank considers the primary terms as follows and assess if the contractual cash flows of the instruments continue to meet the SPPI test:

•	Performance-linked features;
•	Terms that limit the Bank's claim to cash flows from specified assets (non-recourse terms);
•	Prepayment and extension terms;
•	Leverage features; and
•	Features that modify elements of the time value of money.

IMPAIRMENT OF FINANCIAL ASSETS

Significant Increase in Credit Risk

For retail exposures, criteria for assessing significant increase in credit risk are defined at the appropriate product or portfolio level and vary based on the exposure's credit risk at origination. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Credit risk has increased significantly since initial recognition when one of the criteria is met.

For non-retail exposures, BRR is determined on an individual borrower basis using industry and sector-specific credit risk models that are based on historical data. Current and forward-looking information that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for assessing significant increase in credit risk are defined at the appropriate segmentation level and vary based on the BRR of the exposure at origination. Criteria include relative changes in BRR, absolute BRR backstop, and delinquency backstop when contractual payments are more than 30 days past due. Credit risk has increased significantly since initial recognition when one of the criteria is met.

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Measurement of Expected Credit Loss

For retail exposures, ECLs are calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial asset and discounted to the reporting date at the effective interest rate. PD estimates represent the point-in-time PD, updated quarterly based on the Bank's historical experience, current conditions, and relevant forward-looking expectations over the expected life of the exposure to determine the lifetime PD curve. LGD estimates are determined based on historical charge-off events and recovery payments, current information about attributes specific to the borrower, and direct costs. Expected cash flows from collateral, guarantees, and other credit enhancements are incorporated in LGD if integral to the contractual terms. Relevant macroeconomic variables are incorporated in determining expected LGD. EAD represents the expected balance at default across the remaining expected life of the exposure. EAD incorporates forward-looking expectations about repayments of drawn balances and expectations about future draws where applicable.

For non-retail exposures, ECLs are calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Lifetime PD is determined by mapping the exposure's BRR to point-in-time PD over the expected life. LGD estimates are determined by mapping the exposure's facility risk rating (FRR) to expected LGD which takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Relevant macroeconomic variables are incorporated in determining expected PD and LGD. Expected cash flows are determined by applying the expected LGD to the contractual cash flows to calculate cash shortfalls over the expected life of the exposure.

Forward-Looking Information

In calculating the ECL, the Bank employs internally developed models that utilize parameters for PD, LGD, and EAD. Forward-looking macroeconomic factors including at the regional level are incorporated in the risk parameters as relevant. Additional risk factors that are industry or segment specific are also incorporated, where relevant. Three forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base forecast, an upside forecast, and a downside forecast. The base forecast is updated quarterly. Upside and downside forecasts are generated quarterly using realistically possible outcomes that are statistically derived relative to the base forecast based on historical distribution. TD Economics will apply judgment to recommend probability weights to each forecast on a quarterly basis. The proposed macroeconomic forecasts and probability weightings are subject to robust management review and challenge process by a cross-functional committee that includes representation from TD Economics, Risk, Finance, and Business. ECLs calculated under each of the three forecasts are applied against the respective probability weightings to determine the probability-weighted ECLs. Refer to Note 8 of the Consolidated Financial Statements for further details on the macroeconomic variables and ECL sensitivity.

Expert Credit Judgment

ECLs are recognized on initial recognition of the financial assets. Allowance for credit losses represents management's best estimate of risk of default and ECLs on the financial assets, including any off-balance sheet exposures, at the balance sheet date. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date by considering reasonable and supportable information that is not already included in the quantitative models.

Management's judgment is used to determine the point within the range that is the best estimate for the qualitative component contributing to ECLs, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators and forward-looking information that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

FAIR VALUE MEASUREMENTS

The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.

For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. Determining which valuation technique to apply requires judgment. The valuation techniques themselves also involve some level of estimation and judgment. The judgments include liquidity considerations and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.

Judgment is also used in recording fair value adjustments to model valuations to account for measurement uncertainty when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models. For example, the future decommissioning of Interbank Offered Rates (IBOR) may also have an impact on the fair value of products that reference or use valuation models with IBOR inputs.

An analysis of fair value of financial instruments and further details as to how they are measured are provided in Note 5 of the Bank's 2018 Consolidated Financial Statements.

DERECOGNITION

Certain assets transferred may qualify for derecognition from the Bank's Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial asset have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in accumulated other comprehensive income. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, expected credit losses, the cost of servicing the assets, and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank's Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank's estimate of

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future cash flows are recognized in trading income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.

GOODWILL AND OTHER INTANGIBLES

The recoverable amount of the Bank's cash-generating units (CGU) is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, price-earnings multiples, discount rates, and terminal multiples. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, fair values generated internally are compared to relevant market information. The carrying amounts of the Bank's CGUs are determined by management using risk based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. The Bank's capital oversight committees provide oversight to the Bank's capital allocation methodologies.

EMPLOYEE BENEFITS

The projected benefit obligation and expense related to the Bank's pension and non-pension post-retirement benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management's best estimates and are reviewed annually with the Bank's actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value liabilities is determined by reference to market yields on high quality corporate bonds with terms matching the plans' specific cash flows. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.

INCOME TAXES

The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank's best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank's forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.

PROVISIONS

Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank's best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.

Many of the Bank's provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank's management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank's management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case basis after considering, among other factors, the progress of each case, the Bank's experience, the experience of others in similar cases, and the opinions and views of legal counsel.

Certain of the Bank's provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management's best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.

INSURANCE

The assumptions used in establishing the Bank's insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.

For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking account of all the uncertainties involved.

For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the appointed actuary.

Further information on insurance risk assumptions is provided in Note 22.

CONSOLIDATION OF STRUCTURED ENTITIES

Management judgment is required when assessing whether the Bank should consolidate an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.

Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity's key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity's key economic activities, it is considered to have decision-making power over the entity.

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The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.

If the Bank has decision-making power over the entity and absorbs significant variable returns from the entity, it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making powers; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.

The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.

IMPAIRMENT OF FINANCIAL ASSETS PRIOR TO NOVEMBER 1, 2017 UNDER IAS 39

The following is applicable to periods prior to November 1, 2017 for financial instruments accounted for under IAS 39.

Available-for-Sale Securities

Impairment losses were recognized on available-for-sale securities if there was objective evidence of impairment as a result of one or more events that occurred after initial recognition and the loss event(s) resulted in a decrease in the estimated cash flows of the instrument. The Bank individually reviewed these securities at least quarterly for the presence of these conditions. For available-for-sale equity securities, a significant or prolonged decline in fair value below cost was considered objective evidence of impairment. For available-for-sale debt securities, a deterioration of credit quality was considered objective evidence of impairment. Other factors considered in the impairment assessment included financial position and key financial indicators of the issuer of the instrument, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Held-to-Maturity Securities

Impairment losses were recognized on held-to-maturity securities if there was objective evidence of impairment as a result of one or more events that occurred after initial recognition and the loss event(s) resulted in a decrease in the estimated cash flows of the instrument. The Bank reviewed these securities at least quarterly for impairment at the counterparty-specific level. If there was no objective evidence of impairment at the counterparty-specific level then the security was grouped with other held-to-maturity securities with similar credit risk characteristics and collectively assessed for impairment, which considered losses incurred but not identified. A deterioration of credit quality was considered objective evidence of impairment. Other factors considered in the impairment assessment included the financial position and key financial indicators of the issuer, significant past and continued losses of the issuer, as well as breaches of contract, including default or delinquency in interest payments and loan covenant violations.

Loans

A loan, including a debt security classified as a loan, was considered impaired when there was objective evidence that there had been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent the Bank no longer had reasonable assurance as to the timely collection of the full amount of principal and interest. The Bank assessed loans for objective evidence of impairment individually for loans that were individually significant, and collectively for loans that were not individually significant. The allowance for credit losses represented management's best estimate of impairment incurred in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. Management exercised judgment as to the timing of designating a loan as impaired, the amount of the allowance required, and the amount that would be recovered once the borrower defaulted. Changes in the amount that management expected to recover would have a direct impact on the provision for credit losses and may have resulted in a change in the allowance for credit losses.

If there was no objective evidence of impairment for an individual loan, whether significant or not, the loan was included in a group of assets with similar credit risk characteristics and collectively assessed for impairment for losses incurred but not identified. In calculating the probable range of allowance for incurred but not identified credit losses, the Bank employed internally developed models that utilized parameters for PD, LGD, and EAD. Management's judgment was used to determine the point within the range that was the best estimate of losses, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators that were not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may have resulted in a change in the incurred but not identified allowance for credit losses.

ACCOUNTING STANDARDS AND POLICIES

Current and Future Changes in Accounting Policies

CURRENT CHANGES IN ACCOUNTING POLICIES

The following new standard has been adopted by the Bank on November 1, 2017.

IFRS 9 FINANCIAL INSTRUMENTS

On November 1, 2017, the Bank adopted IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised annual hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7).

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks" which mandated that all D-SIBs, including the Bank, were required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. As such, on November 1, 2017, the Bank adopted IFRS 9 retrospectively. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate

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comparatives as long as hindsight is not applied. However, the Bank made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amounts and the new carrying amounts on November 1, 2017, through an adjustment to opening retained earnings or accumulated other comprehensive income (AOCI), as applicable.

Amendments were also made to IFRS 7 introducing expanded qualitative and quantitative disclosures related to IFRS 9, which the Bank has also adopted for the annual period beginning November 1, 2017. Refer to Note 2, 3, and 4 of the 2018 Consolidated Financial Statements for further details.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Consolidated Financial Statements and will adopt these standards when they become effective.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank is required to adopt the standard for the annual period beginning on November 1, 2018. The standard is to be applied on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings without restating comparative period financial information.

As at October 31, 2018, the Bank's current estimate of the adoption impact of IFRS 15, subject to refinement, is an overall reduction to Shareholder's Equity of approximately $41 million related to certain expenses not eligible for deferral under IFRS 15. The presentation of certain revenue and expense items will also be reclassified prospectively. These presentation changes are not significant and do not have an impact on net income.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, Leases (IAS 17), introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases on the balance sheet. Lessees will also recognize depreciation expense on the right-of-use asset, interest expense on the lease liability, and a shift in the timing of expense recognition in the statement of income. Short-term leases, which are defined as those that have a lease term of twelve months or less; and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. The Bank is continuing to assess the impact of the new standard on its portfolio of leases, including the impact upon its existing systems and internal controls.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment (IFRS 2), which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which is November 1, 2018 for the Bank. These amendments will be applied prospectively and will not have a significant impact on the Bank.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes a new model for recognizing insurance policy obligations, premium revenue, and claims-related expenses. IFRS 17 is currently effective for the Bank's annual reporting period beginning November 1, 2021; however, based on recent IASB meetings, an upcoming amendment to IFRS 17 and a deferral of the transition date by one year is anticipated. Any change to the Bank's transition date is subject to updates of OSFI's related Advisory. The Bank is currently assessing the impact of adopting this standard.

Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Revised Conceptual Framework is effective for annual periods beginning on or after January 1, 2020, which will be November 1, 2020 for the Bank, with early adoption permitted. The Bank is currently assessing the impact of adopting the revised framework.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 93

ACCOUNTING STANDARDS AND POLICIES

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Bank's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Bank's disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, as of October 31, 2018. Based on that evaluation, the Bank's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Bank's disclosure controls and procedures were effective as of October 31, 2018.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Bank's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank. The Bank's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of the Bank's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank's assets that could have a material effect on the financial statements.

The Bank's management has used the criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Bank's internal control over financial reporting. Based on this assessment, management has concluded that as at October 31, 2018, the Bank's internal control over financial reporting was effective based on the applicable criteria. The effectiveness of the Bank's internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Bank as of, and for the year ended October 31, 2018. Their Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting as of October 31, 2018.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year and quarter ended October 31, 2018, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting. The Bank adopted IFRS 9 effective November 1, 2017 and has updated and modified certain internal controls over financial reporting as a result of the new accounting standard. Refer to Notes 2, 3, and 4 of the 2018 Consolidated Financial Statements for further information regarding the Bank's changes to accounting policies, procedures, and estimates.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 94

Additional Financial Information

Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's annual Consolidated Financial Statements, prepared in accordance with IFRS as issued by the IASB.

TABLE 60:  INVESTMENT PORTFOLIO – Securities Maturity Schedule1,2

(millions of Canadian dollars)									As at
	Remaining terms to maturities[3]
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total		Total
							October 31 2018	October 31 2017	October 31 2016
Securities at fair value through other comprehensive income (available-for-sale securities under IAS 39)
Government and government-related securities
Canadian government debt
Federal
Fair value	$3,504	$5,614	$2,875	$290	$448	$–	$12,731	$16,225	$14,717
Amortized cost	3,500	5,596	2,869	291	484	–	12,740	16,200	14,671
Yield	2.03%	2.07%	2.19%	2.40%	2.69%	–%	2.12%	1.91%	1.79%
Provinces
Fair value	676	1,561	2,376	4,691	203	–	9,507	7,922	7,851
Amortized cost	676	1,553	2,357	4,653	204	–	9,443	7,859	7,871
Yield	3.00%	2.50%	2.90%	3.45%	2.97%	–%	3.12%	2.71%	2.73%
U.S. federal government debt
Fair value	2,290	13,188	8,890	2,692	–	–	27,060	27,258	23,892
Amortized cost	2,287	13,115	8,840	2,656	–	–	26,898	27,087	23,929
Yield	0.96%	1.46%	1.85%	1.74%	–%	–%	1.58%	1.58%	1.57%
U.S. states, municipalities, and agencies
Fair value	1,116	4,089	1,748	1,613	10,140	–	18,706	21,022	10,581
Amortized cost	1,116	4,022	1,734	1,638	10,449	–	18,959	20,995	10,448
Yield	1.82%	2.41%	1.95%	2.43%	2.60%	–%	2.44%	2.17%	1.78%
Other OECD government-guaranteed debt
Fair value	6,991	6,138	6,643	324	–	–	20,096	21,122	15,509
Amortized cost	6,987	6,107	6,617	323	–	–	20,034	21,067	15,574
Yield	0.63%	1.76%	2.22%	2.50%	–%	–%	1.53%	1.35%	1.48%
Canadian mortgage-backed securities
Fair value	454	2,696	3,483	–	–	–	6,633	8,812	4,949
Amortized cost	454	2,664	3,457	–	–	–	6,575	8,757	4,916
Yield	2.30%	1.53%	1.70%	–%	–%	–%	1.67%	1.72%	1.72%
Other debt securities
Asset-backed securities
Fair value	–	3,740	9,213	2,981	6,035	–	21,969	29,981	18,593
Amortized cost	–	3,739	9,183	2,966	6,013	–	21,901	29,879	18,665
Yield	–%	1.84%	2.12%	2.44%	3.07%	–%	2.37%	1.85%	1.49%
Non-agency CMO
Fair value	–	–	–	–	472	–	472	1,715	625
Amortized cost	–	–	–	–	471	–	471	1,706	624
Yield	–%	–%	–%	–%	3.06%	–%	3.06%	2.51%	1.63%
Corporate and other debt
Fair value	1,307	3,522	1,858	1,796	24	–	8,507	9,790	8,286
Amortized cost	1,307	3,518	1,879	1,800	30	–	8,534	9,753	8,229
Yield	2.20%	2.88%	3.57%	2.39%	1.94%	–%	2.82%	2.48%	2.80%
Equity securities
Common shares
Fair value	–	–	–	–	–	1,804	1,804	1,922	2,054
Amortized cost	–	–	–	–	–	1,725	1,725	1,821	1,934
Yield	–%	–%	–%	–%	–%	3.43%	3.43%	2.88%	1.94%
Preferred shares
Fair value	–	–	–	–	–	370	370	365	186
Amortized cost	–	–	–	–	–	376	376	313	168
Yield	–%	–%	–%	–%	–%	4.17%	4.17%	4.44%	4.37%
Debt securities reclassified from trading
Fair value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	277	328
Amortized cost	n/a	n/a	n/a	n/a	n/a	n/a	n/a	250	301
Yield	n/a %	n/a %	n/a %	n/a %	n/a %	n/a %	n/a %	5.51%	6.01%
Total securities at fair value through other comprehensive income (available-for-sale securities under IAS 39)
Fair value	$16,338	$40,548	$37,086	$14,387	$17,322	$2,174	$127,855	$146,411	$107,571
Amortized cost	16,327	40,314	36,936	14,327	17,651	2,101	127,656	145,687	107,330
Yield	1.33%	1.89%	2.16%	2.63%	2.77%	3.56%	2.13%	1.88%	1.78%

[1]

Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.

[2]

As at October 31, 2018, includes securities issued by Government of Japan of $9.5 billion (as at October 31, 2017, includes securities issued by Government of Japan of $8.9 billion), where the book value was greater than 10% of the shareholders' equity.

[3]	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 95

TABLE 60:  INVESTMENT PORTFOLIO – Securities Maturity Schedule (continued)1,2,3

(millions of Canadian dollars)										As at
	Remaining terms to maturities[4]
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total			Total
							October 31 2018	October 31 2017		October 31 2016
Debt securities at amortized cost (held-to-maturity securities under IAS 39)
Government and government-related securities
Canadian government debt
Federal
Fair value	$1,363	$399	$1,136	$328	$1,688	$–	$4,914	$661		$812
Amortized cost	1,364	396	1,136	317	1,709	–	4,922	661		802
Yield	0.30%	1.80%	2.28%	2.18%	3.10%	–%	1.97%	1.87%		1.84%
Provinces
Fair value	10	–	176	597	–	–	783	n/a	$	n/a
Amortized cost	10	–	176	596	–	–	782	n/a		n/a
Yield	4.65%	–%	2.22%	3.29%	–%	–%	3.07%	n/a %		n/a %
U.S. federal government and agencies debt
Fair value	–	49	38	24	–	–	111	–		–
Amortized cost	–	50	39	25	–	–	114	–		–
Yield	–%	0.03%	0.03%	0.03%	–%	–%	0.03%	–%		–%
U.S. states, municipalities, and agencies
Fair value	1,597	4,704	5,912	10,807	5,352	–	28,372	22,417		22,119
Amortized cost	1,606	4,787	6,172	11,028	5,441	–	29,034	22,531		21,845
Yield	1.96%	2.19%	2.09%	2.78%	2.66%	–%	2.47%	2.15%		2.03%
Other OECD government-guaranteed debt
Fair value	8,985	7,571	7,531	1,681	–	–	25,768	22,629		28,923
Amortized cost	8,960	7,529	7,519	1,675	–	–	25,683	22,431		28,643
Yield	0.47%	0.52%	1.22%	0.66%	–%	–%	0.72%	0.43%		0.29%
Other debt securities
Asset-backed securities
Fair value	332	3,788	5,738	5,105	8,765	–	23,728	n/a		n/a
Amortized cost	332	3,787	5,738	5,096	8,756	–	23,709	n/a		n/a
Yield	1.91%	2.53%	2.79%	3.13%	3.05%	–%	2.91%	n/a		n/a %
Non-agency CMO
Fair value	–	–	–	–	15,525	–	15,525	n/a		n/a
Amortized cost	–	–	–	–	15,867	–	15,867	n/a		n/a
Yield	–%	–%	–%	–%	2.85%	–%	2.85%	n/a		n/a %
Other issuers
Fair value	1,847	2,397	2,403	414	3	–	7,064	n/a		n/a
Amortized cost	1,849	2,391	2,403	414	3	–	7,060	n/a		n/a
Yield	1.79%	1.06%	0.95%	0.33%	5.23%	–%	1.17%	n/a %		n/a %
Total debt securities at amortized cost (held-to-maturity securities under IAS 39)
Fair value	$14,134	$18,908	$22,934	$18,956	$31,333	$–	$106,265	$71,426		$84,987
Amortized cost	14,121	18,940	23,183	19,151	31,776	–	107,171	71,363		84,395
Yield	0.83%	1.44%	1.87%	2.63%	2.89%	–%	2.09%	1.59%		1.35%

[1]	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
[2]

Yields represent the weighted-average yield of each security owned at the end of the period. The effective yield includes the contractual interest or stated dividend rate and is adjusted for the amortization of premiums and discounts; the effect of related hedging activities is excluded.

[3]

As at October 31, 2018, includes securities issued by Government of Japan of $9.5 billion (as at October 31, 2017, includes securities issued by Government of Japan of $8.9 billion), where the book value was greater than 10% of the shareholders' equity.

[4]	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 96

TABLE 61:  LOAN PORTFOLIO – Maturity Schedule

(millions of Canadian dollars)								As at
	Remaining term-to-maturity
	Under 1 year	1 to 5 years	Over 5 years	Total				Total
				October 31 2018	October 31 2017	October 31 2016	October 31 2015	October 31 2014
Canada
Residential mortgages	$32,310	$156,837	$4,682	$193,829	$190,325	$189,299	$185,009	$175,125
Consumer instalment and other personal
HELOC	46,417	39,709	33	86,159	74,937	65,068	61,317	59,568
Indirect Auto	583	12,188	11,445	24,216	22,282	20,577	19,038	16,475
Other	16,740	1,034	800	18,574	17,355	16,456	16,075	16,116
Credit card	18,046	–	–	18,046	18,028	18,226	17,941	17,927
Total personal	114,096	209,768	16,960	340,824	322,927	309,626	299,380	285,211
Real estate
Residential	6,539	8,016	3,809	18,364	17,981	16,001	14,862	14,604
Non-residential	8,148	3,418	2,069	13,635	12,832	12,780	11,330	9,768
Total real estate	14,687	11,434	5,878	31,999	30,813	28,781	26,192	24,372
Total business and government (including real estate)	71,060	30,922	9,163	111,145	97,033	91,054	84,155	71,814
Total loans – Canada	185,156	240,690	26,123	451,969	419,960	400,680	383,535	357,025
United States
Residential mortgages	668	73	30,387	31,128	31,460	27,662	26,922	23,335
Consumer instalment and other personal
HELOC	10,453	80	1,801	12,334	12,434	13,208	13,334	11,665
Indirect Auto	303	17,762	11,805	29,870	29,182	28,370	24,862	18,782
Other	314	220	340	874	846	745	693	615
Credit card	16,964	–	–	16,964	14,972	13,680	12,274	7,637
Total personal	28,702	18,135	44,333	91,170	88,894	83,665	78,085	62,034
Real estate
Residential	1,616	3,219	3,215	8,050	7,316	6,852	5,691	4,294
Non-residential	2,320	11,050	9,056	22,426	22,163	21,675	18,317	14,037
Total real estate	3,936	14,269	12,271	30,476	29,479	28,527	24,008	18,331
Total business and government (including real estate)	21,812	54,449	47,829	124,090	119,350	116,713	97,217	69,417
Total loans – United States	50,514	72,584	92,162	215,260	208,244	200,378	175,302	131,451
Other International
Personal	14	–	–	14	14	16	5	9
Business and government	1,523	685	50	2,258	1,579	1,513	1,978	2,124
Total loans – Other international	1,537	685	50	2,272	1,593	1,529	1,983	2,133
Other loans
Debt securities classified as loans	n/a	n/a	n/a	n/a	3,209	1,674	2,187	2,695
Acquired credit-impaired loans	320	–	133	453	665	974	1,414	1,713
Total other loans	320	–	133	453	3,874	2,648	3,601	4,408
Total loans	$237,527	$313,959	$118,468	$669,954	$633,671	$605,235	$564,421	$495,017

TABLE 62:  LOAN PORTFOLIO – Rate Sensitivity

(millions of Canadian dollars)										As at
	October 31, 2018		October 31, 2017		October 31, 2016		October 31, 2015		October 31, 2014
	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years	1 to 5 years	Over 5 years
Fixed rate	$218,098	$84,450	$197,483	$84,080	$212,257	$82,507	$176,316	$66,949	$155,614	$59,555
Variable rate	95,861	34,018	79,447	36,093	85,139	34,260	72,663	32,208	73,672	24,991
Total	$313,959	$118,468	$276,930	$120,173	$297,396	$116,767	$248,979	$99,157	$229,286	$84,546

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 97

The changes in the Bank's allowance for credit losses for the years ended October 31 are shown in the following table.

TABLE 63:  ALLOWANCE FOR LOAN LOSSES

(millions of Canadian dollars, except as noted)	2018	2017	2016	2015	2014
Allowance for loan losses – Balance at beginning of year	$3,475	$3,873	$3,434	$3,028	$2,855
Provision for credit losses	2,472	2,216	2,330	1,683	1,557
Write-offs
Canada
Residential mortgages	15	22	18	23	21
Consumer instalment and other personal
HELOC	8	11	11	13	13
Indirect Auto	251	337	334	224	207
Other	216	216	221	218	234
Credit card	557	595	623	638	582
Total personal	1,047	1,181	1,207	1,116	1,057
Real estate
Residential	2	1	3	4	1
Non-residential	1	2	2	3	3
Total real estate	3	3	5	7	4
Total business and government (including real estate)	75	75	107	74	109
Total Canada	1,122	1,256	1,314	1,190	1,166
United States
Residential mortgages	16	19	22	16	17
Consumer instalment and other personal
HELOC	22	39	38	47	43
Indirect Auto	387	315	232	206	232
Other	192	152	121	101	79
Credit card	958	777	530	454	288
Total personal	1,575	1,302	943	824	659
Real estate
Residential	1	3	3	5	12
Non-residential	10	6	11	22	18
Total real estate	11	9	14	27	30
Total business and government (including real estate)	79	91	76	124	117
Total United States	1,654	1,393	1,019	948	776
Other International
Personal	–	–	–	–	–
Business and government	–	–	–	–	–
Total other international	–	–	–	–	–
Other loans
Debt securities classified as loans	n/a	9	14	13	5
Acquired credit-impaired loans[1,2]	2	1	4	6	20
Total other loans	2	10	18	19	25
Total write-offs against portfolio	2,778	2,659	2,351	2,157	1,967
Recoveries
Canada
Residential mortgages	1	2	1	1	5
Consumer instalment and other personal
HELOC	1	1	–	2	5
Indirect Auto	58	90	91	78	138
Other	37	41	52	58	60
Credit card	87	98	118	124	109
Total personal	184	232	262	263	317
Real estate
Residential	–	1	1	1	1
Non-residential	–	–	3	1	2
Total real estate	–	1	4	2	3
Total business and government (including real estate)	17	20	27	33	29
Total Canada	201	252	289	296	346
United States
Residential mortgages	2	4	9	11	10
Consumer instalment and other personal
HELOC	4	11	5	5	5
Indirect Auto	116	100	85	83	12
Other	35	24	26	23	20
Credit card	173	154	114	113	60
Total personal	330	293	239	235	107
Real estate
Residential	2	2	4	9	14
Non-residential	7	8	4	9	15
Total real estate	9	10	8	18	29
Total business and government (including real estate)	42	58	54	50	73
Total United States	372	351	293	285	180
Other International
Personal	–	–	–	–	–
Business and government	–	–	–	1	–
Total other international	–	–	–	1	–
Other loans
Debt securities classified as loans	n/a	–	–	–	–
Acquired credit-impaired loans[1,2]	16	22	20	19	7
Total other loans	16	22	20	19	7
Total recoveries on portfolio	589	625	602	601	533
Net write-offs	(2,189)	(2,034)	(1,749)	(1,556)	(1,434)
Disposals	(46)	(83)	(2)	(3)	–
Foreign exchange and other adjustments	49	(122)	47	321	112
Total allowance for loan losses, including off-balance sheet positions	3,761	3,850	4,060	3,473	3,090
Less: Allowance for off-balance sheet positions[3]	212	67	187	39	62
Total allowance for loan losses, at end of period	$3,549	$3,783	$3,873	$3,434	$3,028
Ratio of net write-offs in the period to average loans outstanding	0.34%	0.33%	0.30%	0.30%	0.31%

[1]	Includes all FDIC covered loans and other ACI loans.
[2]	Other adjustments are required as a result of the accounting for FDIC covered loans.
[3]	The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Consolidated Balance Sheet.

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 98

TABLE 64:  AVERAGE DEPOSITS

(millions of Canadian dollars, except as noted)					For the years ended
	October 31, 2018			October 31, 2017			October 31, 2016
	Average balance	Total interest expense	Average rate paid	Average balance	Total interest expense	Average rate paid	Average balance	Total interest expense	Average rate paid
Deposits booked in Canada[1]
Non-interest-bearing demand deposits	$13,156	$–	–%	$11,201	$–	–%	$3,674	$–	–%
Interest-bearing demand deposits	57,030	1,094	1.92	57,521	648	1.13	58,124	521	0.90
Notice deposits	222,394	567	0.25	209,939	321	0.15	189,018	249	0.13
Term deposits	223,295	4,215	1.89	176,345	2,730	1.55	168,393	2,359	1.40
Total deposits booked in Canada	515,875	5,876	1.14	455,006	3,699	0.81	419,209	3,129	0.75

Deposits booked in the United States
Non-interest-bearing demand deposits	10,037	–	–	10,405	–	–	9,969	–	–
Interest-bearing demand deposits	2,859	16	0.56	3,152	11	0.35	3,945	7	0.18
Notice deposits	317,218	3,233	1.02	298,639	1,695	0.57	277,744	921	0.33
Term deposits	52,461	958	1.83	79,090	973	1.23	70,290	522	0.74
Total deposits booked in the United States	382,575	4,207	1.10	391,286	2,679	0.68	361,948	1,450	0.40

Deposits booked in the other international
Non-interest-bearing demand deposits	155	–	–	(7)	–	–	54	–	–
Interest-bearing demand deposits	1,025	1	0.10	1,442	3	0.21	1,918	4	0.21
Notice deposits	–	–	–	–	–	–	–	–	–
Term deposits	37,435	405	1.08	28,153	234	0.83	27,132	175	0.64
Total deposits booked in other international	38,615	406	1.05	29,588	237	0.80	29,104	179	0.62
Total average deposits	$937,065	$10,489	1.12%	$875,880	$6,615	0.76%	$810,261	$4,758	0.59%

[1]	As at October 31, 2018, deposits by foreign depositors in TD's Canadian bank offices amounted to $152 billion (October 31, 2017 – $100 billion, October 31, 2016 – $83 billion).
Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TABLE 65:  DEPOSITS – Denominations of $100,000 or greater1

(millions of Canadian dollars)					As at
	Remaining term-to-maturity
	Within 3 months	3 months to 6 months	6 months to 12 months	Over 12 months	Total
	October 31, 2018
Canada	$65,253	$22,761	$37,652	$92,105	$217,771
United States	20,203	16,547	11,654	2,166	50,570
Other international	20,225	2,016	2,787	–	25,028
Total	$105,681	$41,324	$52,093	$94,271	$293,369
	October 31, 2017
Canada	$41,862	$19,392	$20,623	$79,649	$161,526
United States	34,955	15,607	11,821	1,390	63,773
Other international	20,037	9,058	3,714	–	32,809
Total	$96,854	$44,057	$36,158	$81,039	$258,108
	October 31, 2016
Canada	$32,237	$10,607	$13,721	$83,304	$139,869
United States	23,027	13,450	17,760	2,547	56,784
Other international	16,033	10,582	7,297	10	33,922
Total	$71,297	$34,639	$38,778	$85,861	$230,575

[1]	Deposits in Canada, U.S., and Other international include wholesale and retail deposits.

TABLE 66:  SHORT-TERM BORROWINGS

(millions of Canadian dollars, except as noted)			As at
	October 31 2018	October 31 2017	October 31 2016
Obligations related to securities sold under repurchase agreements
Balance at year-end	$93,389	$88,591	$48,973
Average balance during the year	95,286	76,136	65,511
Maximum month-end balance	98,539	88,986	70,415
Weighted-average rate at October 31	1.63%	0.87%	0.38%
Weighted-average rate during the year	1.65	0.92	0.51

TD BANK GROUP • 2018 ANNUAL REPORT • MANAGEMENT'S DISCUSSION & ANALYSIS	Page 99

TABLE 67:  NET INTEREST INCOME ON AVERAGE EARNING BALANCES1,2,3

(millions of Canadian dollars, except as noted)			2018			2017			2016
	Average balance	Interest[4]	Average rate	Average balance	Interest[4]	Average rate	Average balance	Interest[4]	Average rate
Interest-earning assets
Interest-bearing deposits with Banks
Canada	$5,204	$102	1.96%	$5,629	$21	0.37%	$6,716	$16	0.24%
U.S.	34,424	592	1.72	42,899	405	0.94	38,658	187	0.48
Securities
Trading
Canada	55,519	1,684	3.03	47,985	1,332	2.78	45,102	1,187	2.63
U.S.	20,496	517	2.52	20,186	403	2.00	22,605	401	1.77
Non-trading
Canada	47,761	1,219	2.55	48,109	949	1.97	41,531	614	1.48
U.S.	155,892	3,719	2.39	130,611	2,378	1.82	112,147	1,802	1.61
Securities purchased under reverse repurchase agreements
Canada	41,518	665	1.60	33,725	371	1.10	42,981	254	0.59
U.S.	44,238	1,020	2.31	43,087	496	1.15	31,824	189	0.59
Loans
Residential mortgages[5]
Canada	201,772	5,656	2.80	200,251	4,916	2.45	197,925	4,726	2.39
U.S.	29,514	1,110	3.76	27,982	1,041	3.72	27,331	1,029	3.76
Consumer instalment and other personal
Canada	120,273	5,215	4.34	106,614	4,704	4.41	97,881	4,604	4.70
U.S.	41,762	1,711	4.10	41,263	1,455	3.53	40,471	1,285	3.18
Credit card
Canada	18,708	2,323	12.42	18,571	2,270	12.22	18,414	2,223	12.07
U.S.	15,853	2,550	16.09	13,771	2,213	16.07	12,598	1,999	15.87
Business and government[5]
Canada	92,348	2,943	3.19	80,673	2,187	2.71	71,869	1,929	2.68
U.S.	115,147	4,203	3.65	112,416	3,795	3.38	105,929	3,348	3.16
International	102,855	1,193	1.16	88,963	896	1.01	77,001	767	1.00
Total interest-earning assets	$1,143,284	$36,422	3.19%	$1,062,735	$29,832	2.81%	$990,983	$26,560	2.68%

Interest-bearing liabilities
Deposits
Personal
Canada	$215,320	$1,228	0.57%	$208,027	$983	0.47%	$193,525	$974	0.50%
U.S.	238,005	531	0.22	221,560	281	0.13	204,697	218	0.11
Banks[6]
Canada	11,612	135	1.16	10,686	71	0.66	10,528	55	0.52
U.S.	7,214	135	1.87	9,460	115	1.22	6,503	47	0.72
Business and government[6,7]
Canada	248,013	4,513	1.82	199,236	2,645	1.33	191,284	2,100	1.10
U.S.	84,575	3,541	4.19	108,078	2,283	2.11	101,620	1,185	1.17
Subordinated notes and debentures	7,946	337	4.24	9,045	391	4.32	8,769	395	4.50
Obligations related to securities sold short and under repurchase agreements
Canada	46,981	1,091	2.32	34,719	540	1.56	45,098	412	0.91
U.S.	57,384	1,274	2.22	56,587	696	1.23	47,654	346	0.73
Securitization liabilities[8]	27,805	586	2.11	29,761	472	1.59	32,027	452	1.41
Other liabilities
Canada	5,706	132	2.31	5,306	92	1.73	4,225	82	1.94
U.S.	34	4	11.76	34	4	11.76	35	4	11.43
International[6]	68,074	676	0.99	48,787	412	0.84	45,524	367	0.81
Total interest-bearing liabilities	$1,018,669	$14,183	1.39%	$941,286	$8,985	0.95%	$891,489	$6,637	0.74%
Total net interest income on average earning assets	$1,143,284	$22,239	1.95%	$1,062,735	$20,847	1.96%	$990,983	$19,923	2.01%

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Net interest income includes dividends on securities.
[3]	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
[4]	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.
[5]	Includes average trading loans of $11 billion (2017 – $12 billion, 2016 – $11 billion).
[6]	Includes average trading deposits with a fair value of $102 billion (2017 – $87 billion, 2016 – $77 billion).
[7]	Includes marketing fees incurred on the TD Ameritrade IDA of $1.9 billion (2017 – $1.5 billion, 2016 – $1.2 billion).
[8]

Includes average securitization liabilities at fair value of $12 billion (2017 – $13 billion, 2016 – $12 billion) and average securitization liabilities at amortized cost of $16 billion (2017 – $17 billion, 2016 – $20 billion).

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The following table presents an analysis of the change in net interest income of volume and interest rate changes. In this analysis, changes due to volume/ interest rate variance have been allocated to average interest rate.

TABLE 68:  ANALYSIS OF CHANGE IN NET INTEREST INCOME1,2,3

(millions of Canadian dollars)	2018 vs. 2017			2017 vs. 2016
	Increase (decrease) due to changes in			Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Interest-earning assets
Interest-bearing deposits with banks
Canada	$(2)	$83	$81	$(3)	$8	$5
U.S.	(80)	267	187	21	197	218
Securities
Trading
Canada	210	142	352	75	70	145
U.S.	6	108	114	(43)	45	2
Non-trading
Canada	(7)	277	270	97	238	335
U.S.	460	881	1,341	297	279	576
Securities purchased under reverse repurchase agreements
Canada	86	208	294	(55)	172	117
U.S.	13	511	524	67	240	307
Loans
Residential mortgages
Canada	38	702	740	56	134	190
U.S.	57	12	69	25	(13)	12
Consumer instalment and other personal
Canada	603	(92)	511	411	(311)	100
U.S.	17	239	256	25	145	170
Credit card
Canada	17	36	53	19	28	47
U.S.	334	3	337	186	28	214
Business and government
Canada	316	440	756	236	22	258
U.S.	92	316	408	205	242	447
International	182	115	297	49	80	129
Total interest income	$2,342	$4,248	$6,590	$1,668	$1,604	$3,272

Interest-bearing liabilities
Deposits
Personal
Canada	$34	$211	$245	$73	$(64)	$9
U.S.	21	229	250	18	45	63
Banks
Canada	6	58	64	1	15	16
U.S.	(27)	47	20	21	47	68
Business and government
Canada	648	1,220	1,868	88	457	545
U.S.	(496)	1,754	1,258	75	1,023	1,098
Subordinated notes and debentures	(48)	(6)	(54)	12	(16)	(4)
Obligations related to securities sold short and under repurchase agreements
Canada	191	360	551	(95)	223	128
U.S.	9	569	578	65	285	350
Securitization liabilities	(31)	145	114	(32)	52	20
Other liabilities
Canada	7	33	40	21	(11)	10
U.S.	–	–	–	–	–	–
International	195	69	264	33	12	45
Total interest expense	$509	$4,689	$5,198	$280	$2,068	$2,348
Net interest income	$1,833	$(441)	$1,392	$1,388	$(464)	$924

[1]	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
[2]	Geographic classification of assets and liabilities is based on the domicile of the booking point of assets and liabilities.
[3]	Interest income includes loan fees earned by the Bank, which are recognized in net interest income over the life of the loan through the effective interest rate method.

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